As filed with the Securities and Exchange Commission on June 22, 2012

Registration No. 333-180280

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DURATA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-1247903
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

89 Headquarters Plaza North, 14th Floor

Morristown, New Jersey 07960

(973) 993-4865

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul R. Edick

Chief Executive Officer

Durata Therapeutics, Inc.

89 Headquarters Plaza North, 14th Floor

Morristown, New Jersey 07960

(973) 993-4863

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew E. Nagel, Esq. Brian A. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated June 22, 2012

P R O S P E C T U S

                 Shares

Common Stock

This is Durata Therapeutics, Inc.’s initial public offering. We are selling                  shares of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the Nasdaq Global Market under the symbol “DRTX.”

We are an “emerging growth company” under federal securities laws and are subject to reduced public company disclosure standards. Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2012.

BofA Merrill Lynch	Credit Suisse

RBC Capital Markets	Wedbush PacGrow Life Sciences

The date of this prospectus is                     , 2012.

We have not authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

DURATA THERAPEUTICS, INC.

Company Overview

We are a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. We are currently enrolling and dosing patients in two global Phase 3 clinical trials with our lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections, or abSSSI. Dalbavancin is an intravenous antibiotic product candidate designed for once-weekly dosing, which we believe will facilitate the treatment of patients with abSSSI in both the in-patient and out-patient settings by reducing the length of a patient’s hospital stay or avoiding hospital admission altogether and, ultimately, lowering the overall cost of care for these patients. We are conducting each of these Phase 3 clinical trials pursuant to special protocol agreements, or SPAs, with the U.S. Food and Drug Administration, or FDA, based on draft guidance issued by the FDA in 2010 for the development of drugs to treat abSSSI. We also designed these trials based on scientific advice that we received from the European Medicines Agency, or EMA, in December 2010 to meet the regulatory filing requirements in the European Union. We expect to complete these Phase 3 clinical trials and have initial, top-line data available in the beginning of 2013. If our ongoing Phase 3 clinical trials are successful, we plan to submit a New Drug Application, or NDA, to the FDA in the first half of 2013 and a marketing authorization application, or MAA, to the EMA in the second half of 2013. If approved, we intend to directly commercialize dalbavancin in the United States and Western Europe with a targeted hospital sales force and to utilize a variety of types of collaboration arrangements for commercialization in other markets.

We believe that dalbavancin offers a number of potential advantages compared to currently available treatments for abSSSI, including a strong safety and tolerability profile, broad coverage and activity against Gram-positive bacteria, including resistant bacterial strains, suitability in a wide range of patients due to limited drug-drug interaction or need for therapeutic drug monitoring, and simpler administration that facilitates use in multiple settings. In addition, dalbavancin’s pharmacokinetic profile and its relatively long half-life compared to many currently available treatments result in continuous bactericidal, or bacteria killing, activity over a prolonged period of time following treatment. We believe that these potential advantages may provide a more rapid and effective cure for patients with abSSSI, greater patient compliance, improved safety outcomes and, even with branded pricing at a premium to generic products, lower overall cost of care.

We own worldwide commercial rights to dalbavancin. Our worldwide rights are royalty free, other than in Japan, where we are obligated to pay royalties on net sales of dalbavancin. We will also owe a single milestone payment following the first commercial sale of dalbavancin in the United States or one of five major European markets, which we have the right to defer for up to five years. Our dalbavancin rights include three U.S. patents covering dalbavancin’s use and formulation. Each of these patents is scheduled to expire in 2023, and any one, but not all, of these U.S. patents may be eligible for patent term extension. If dalbavancin is approved by the EMA, we expect that dalbavancin will qualify for eight years of data exclusivity and an additional two years of marketing exclusivity in the European Union. In addition to abSSSI, we are pursuing development of dalbavancin for additional indications, including osteomyelitis, diabetic foot infection and pneumonia. We intend to enhance our product pipeline through strategically in-licensing or acquiring clinical stage product candidates or approved products for the hospital and acute care markets.

Our Market Opportunity

Overview

According to Arlington Medical Resources, or AMR, a Decision Resources Group company and a leading provider of medical data from hospitals and other healthcare facilities, 84% of all abSSSI and 94% of cellulitis are caused by Gram-positive bacteria. Common Gram-positive bacteria that can result in abSSSI include species of Staphylococcus, such as Methicillin-Resistant Staphylococcus aureus, or MRSA, and species of Streptococcus. Currently, the most widely prescribed antibiotic for treating Gram-positive infections in the United States is vancomycin, which is available in both branded and generic versions. Vancomycin and other generic antibiotics account for a substantial number of the injectable antibiotic units utilized in the United States. According to AMR, vancomycin alone is used for approximately 7.2 million days of treatment annually for patients with abSSSI at risk for MRSA. However, because of an increase in MRSA infections that are resistant to treatment with vancomycin and the need to dose vancomycin multiple times per day, more effective antibiotics and antibiotics with less-frequent dosing schedules are gaining a larger share of the market for the treatment of MRSA infections. According to publicly available financial information, three major branded antibiotics, daptomycin (marketed as Cubicin), tigecycline (marketed as Tygacil) and linezolid (marketed as Zyvox), recorded overall sales of approximately $1.5 billion in the United States in 2011. Based on information from AMR, we believe that approximately $510 million of these sales were solely related to the treatment of abSSSI.

Although difficult to precisely estimate, based on our analysis of data from AMR and other industry sources, we believe that in the United States there are approximately 35 million days of treatment annually for patients with abSSSI that are at risk for MRSA utilizing intravenous antibiotics, with approximately 75% of these treatments occurring in the hospital setting and the remaining 25% occurring in the out-patient setting. This market is significantly larger when expanded to include Methicillin-Sensitive Staphylococcus aureus, or MSSA, treatments and oral step-down therapies prescribed to patients in connection with their discharge from the hospital. We believe that dalbavancin will also be appropriate for use in both the MSSA and oral step-down segments of treatment. We expect the number of treatment days in the out-patient setting to grow at a faster rate than in the hospital in-patient setting as a result of increased use of current agents in the out-patient setting as well as the potential use, if approved, of product candidates with more convenient dosing schedules.

Limitations of Currently Available Treatment Options

Despite widespread use, currently available treatment options have significant limitations in the treatment of abSSSI. Treatment for abSSSI typically begins in the out-patient or emergency room setting, where physicians often treat abSSSI patients with a first-line antibiotic, such as vancomycin. The initial infusion of antibiotics can be a time-consuming process, taking up space and resources in both settings. Because most currently available treatments require multi-day dosing, after initial treatment physicians may admit abSSSI patients to the hospital depending on the severity of the infection and out of concern about patients complying with their dosing regimen. The multi-day stays required for hospital treatment include significant overhead cost and an increased threat of the spread of MRSA, both to and from a particular patient. In addition, because hospitals can be both an expensive and unpleasant treatment setting for patients, the patients may leave the hospital during the course of treatment and not seek further treatment unless the infection returns. This failure to continue treatment may cause patients to then be readmitted to the hospital, which in turn may result in the imposition of reimbursement penalties on the hospital and higher overall cost to the healthcare system.

Dalbavancin

Overview

Dalbavancin is a second generation, semi-synthetic lipoglycopeptide designed for once-weekly intravenous dosing. We are initially developing dalbavancin for the treatment of patients with abSSSI caused by Gram-positive bacteria, such as Staphylococcus aureus, or S. aureus, including Methicillin-Resistant and multi-drug resistant strains, and certain Streptococcal species. We are enrolling and dosing patients in two global Phase 3 clinical trials with dalbavancin, each of which is being conducted pursuant to SPAs with the FDA based on draft guidance issued by the FDA in 2010 for the development of drugs to treat abSSSI. We also designed these trials based on scientific advice that we received from the EMA in December 2010 to meet the regulatory filing requirements in the European Union. Dalbavancin previously completed three other Phase 3 clinical trials in May and June 2004 pursuant to prior FDA guidelines that are no longer in effect, in which more than 1,000 patients in total received dalbavancin. Dalbavancin achieved its primary efficacy endpoint in evaluable patients’ clinical response at test of cure, 28 days following therapy, in each of these three completed Phase 3 clinical trials when compared to linezolid, cefazolin or vancomycin, three of the standard-of-care agents for uncomplicated skin and skin structure infections, or uSSSI, and complicated skin and skin structure infections, or cSSSI. The primary efficacy endpoint in each of these completed clinical trials was non-inferiority of dalbavancin compared to the other drug being evaluated based on a pre-determined non-inferiority margin. Non-inferiority comparisons of drugs are the standards for antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between the antibiotics being evaluated. In each of the previously completed clinical trials, dalbavancin was well tolerated and generated a large database of safety information. The rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date.

In 2010, the FDA issued new draft guidance for the study of abSSSI. The purpose of this guidance was to address many of the uncertainties regarding the FDA’s expectations concerning clinical trials for abSSSI. As part of the new draft guidance, the FDA re-evaluated the types of skin and skin structure infections that should be included in clinical trials to support an indication for treatment. The FDA termed these types of infections abSSSI rather than uSSSI or cSSSI. We recently conducted a retrospective analysis of the completed Phase 3 clinical trial comparing dalbavancin and linezolid and determined that dalbavancin could have achieved its primary endpoint if the trial had been designed and conducted under the new FDA draft guidance. This completed Phase 3 clinical trial had been considered a pivotal clinical trial, as it was designed to collect the primary evidence of efficacy and safety to support an application for marketing approval. Although we expect that, if successful, the results from our two ongoing Phase 3 clinical trials will form the primary basis for the FDA’s review of our planned NDA submission and for the evaluation of the efficacy, safety and overall benefit-risk relationship of dalbavancin for marketing approval, we also expect that the FDA will consider as part of its review the results of all submitted preclinical studies and clinical trials of dalbavancin, including the three previously completed Phase 3 clinical trials, as well as chemistry, manufacturing and control information in the NDA.

Differentiating Factors of Dalbavancin

The use of dalbavancin in any treatment setting may have significant advantages over currently available treatments. By limiting or eliminating the admission of patients for treatment in the hospital, we believe use of dalbavancin could reduce overall cost of abSSSI to the healthcare system, improve patient compliance and decrease the spread and cost of MRSA. Although generic vancomycin is a relatively inexpensive drug, the overhead costs of administering vancomycin can be very high. Among other costs, treatment with multi-day antibiotics such as vancomycin generally requires the insertion of a peripherally inserted central catheter, or PICC, line to deliver the drug and either overnight hospital stays or, if a patient is treated on an out-patient basis, at least daily follow-up visits. We believe that dalbavancin, even with branded pricing at a premium to generic products, would generally be less costly overall than treatment with a generic antibiotic, such as vancomycin.

Dalbavancin is designed for once-weekly administration, contains the complete first week of treatment in the initial dose and is continuously bactericidal. We believe these attributes could allow doctors to administer dalbavancin to patients and release them without admission to the hospital, with confidence in the patients’ antibiotic treatment. Dalbavancin can be delivered through any intravenous catheter, which can be removed after dosing is complete, so that there is no need for insertion of a PICC line. Additionally, we believe that because dalbavancin’s second dose occurs seven days after the first dose, dalbavancin is particularly well suited for use in an emergency room or out-patient setting. In both the emergency room and the out-patient settings, a patient could be diagnosed, treated with the initial dose and released all in a few hours without admission to the hospital, with just one follow-up visit to complete treatment seven days later. We believe that this short, infrequent dosing would be less disruptive to a patient than currently available treatments and would allow doctors to send patients home directly from the emergency room or out-patient setting, rather than admitting patients to the hospital.

We also believe dalbavancin could provide significant therapeutic and economic benefits when administered in the hospital in-patient setting. Because treatment with dalbavancin requires only two doses one week apart, use of dalbavancin in the hospital may make an overall hospital stay shorter and less expensive. We believe that after dosing a patient with dalbavancin, hospitals could discharge the patient after only a short stay and then schedule a follow-up appointment for the second infusion. This second appointment would serve the dual purpose of allowing a doctor to reexamine the patient and to administer the second dose of dalbavancin, all while limiting the duration of the patient’s hospital stay.

We believe that with effective treatment of patients outside the hospital, the use of dalbavancin could decrease the threat of the spread of MRSA, both to and from a particular patient. We also believe that limiting the admission of patients for further treatment in the hospital and avoiding patient compliance and MRSA concerns could decrease readmission rates of patients with abSSSI and therefore increase reimbursement rates for hospitals. In addition, we believe that as the healthcare system evolves with new programs seeking to reduce cost and provide better care for patients, accountable coordinated care models will begin to subject hospitals to quality bonuses or penalties from both government and commercial payors. The accountability metrics, which we expect to be implemented over the next few years, include reduced hospital readmissions, reduced healthcare-acquired infections, minimizing exposure to bundled payments and other improvements based on quality and cost of care. In addition, limiting the admission of patients for further treatment in the hospital may decrease the risk of improper admission of patients for one-day stays under audits conducted pursuant to government payor rules.

Our Strategy

Our goal is to become a fully integrated pharmaceutical company that develops and commercializes specialist oriented therapeutics in areas of high unmet medical need for patients with infectious diseases and acute illness. Key elements of our strategy to achieve this goal are:

•	Complete dalbavancin clinical development in its lead indication (abSSSI).

•	Obtain regulatory approval for dalbavancin in the United States and subsequently in the European Union.

•	Maximize the commercial potential of dalbavancin.

•	Pursue development of dalbavancin in additional indications.

•	Opportunistically in-license or acquire additional clinical stage product candidates or approved products in our areas of focus.

Our History

We acquired our rights to dalbavancin through our acquisition of Vicuron Pharmaceuticals Inc., or Vicuron, from Pfizer Inc., or Pfizer, in December 2009. After Vicuron filed an NDA for dalbavancin with the FDA in December 2004, Pfizer acquired Vicuron in September 2005. In July 2007, Pfizer filed an MAA for dalbavancin with the EMA. Between 2005 and 2007, the FDA issued three approvable letters relating to the NDA filed in December 2004 for dalbavancin. In general, approvable letters identify issues that must be addressed in order to obtain approval of a pending NDA. The first two approvable letters raised, in part, open items on the manufacturing process of dalbavancin. After addressing the first approvable letter by making changes to the manufacturing process, Pfizer made additional changes to the manufacturing process, resulting in a second approvable letter. The third approvable letter in part requested that Pfizer justify the non-inferiority margin used for the then-current Phase 3 clinical trial comparing dalbavancin and cefazolin. In addition, the EMA questioned the approvability of Pfizer’s MAA application based on remaining objections that a single pivotal trial in cSSSI did not provide sufficiently robust data and that patients enrolled in the trial were not sick enough to support use in the desired indication. In September 2008, Pfizer globally withdrew all marketing applications while it considered conducting a second pivotal trial for the treatment of cSSSI in adults. We believe Vicuron had no substantive operations in 2009 prior to our acquisition of Vicuron from Pfizer in December 2009. Based on discussions with the FDA in June 2010 and in anticipation of the publication of new FDA draft guidance we resumed development of dalbavancin.

Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

We currently depend entirely on the success of dalbavancin. Our ability to generate product revenues, which we do not expect will occur before 2014, at the earliest, will depend heavily on the successful development and commercialization of dalbavancin.

•

Clinical trials of dalbavancin or any other product candidate we develop may not be successful. If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of dalbavancin or any other product candidate we develop, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•

Although dalbavancin is protected by three issued U.S. patents, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for dalbavancin.

•	We may be unable to in-license or acquire from third parties rights to additional product candidates or approved products.

•	We have a short operating history. We currently have no commercial products and we have not received marketing approval for any product candidate.

•

We have incurred significant operating losses since inception and may need substantial additional funding. We expect to incur losses for at least the next several years. Our net loss was $8.2 million for the three month period ended March 31, 2012, $33.0 million for the year ended December 31, 2011 and $11.0 million for the year ended December 31, 2010. As of March 31, 2012, we had a deficit accumulated during the development stage of $53.0 million.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on November 4, 2009 under the name Durata Therapeutics, Inc. Our principal executive offices are located at 89 Headquarters Plaza North, 14th Floor, Morristown, New Jersey 07960, and our telephone number is (973) 993-4865. Our website address is www.duratatherapeutics.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Durata,” “we,” “us,” “our” and similar references refer to Durata Therapeutics, Inc. and its consolidated subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We intend to use the net proceeds from this offering to complete the clinical development of, to seek marketing approval in the United States and the European Union for and, if approved for the treatment of patients with abSSSI, to fund commercial activities in the United States and Western Europe for dalbavancin, to pursue the development of dalbavancin in additional indications and for working capital and other general corporate purposes, which may include the in-licensing or acquisition of other products or technologies. See “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“DRTX”

The number of shares of our common stock to be outstanding after this offering is based on 500,000 shares of our common stock outstanding as of April 30, 2012 and 77,197,936 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our series A preferred stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	14,972,451 shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, 2012 at a weighted average exercise price of $0.28 per share;

•	1,527,549 additional shares of our common stock available for future issuance as of April 30, 2012 under our existing stock incentive plan; and

•	6,150,000 additional shares of our common stock that will be available for future issuance, as of the closing of this offering, under our 2012 stock incentive plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock;

•	the automatic conversion of all outstanding shares of our series A preferred stock into an aggregate of 77,197,936 shares of our common stock upon the closing of this offering; and

•	the amendment and restatement of our certificate of incorporation and by-laws upon the closing of this offering.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statements of operations data for the period from inception (November 4, 2009) to December 31, 2009 and for the years ended December 31, 2010 and 2011 from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, an independent registered public accounting firm. We have derived the consolidated statements of operations data for the three month periods ended March 31, 2011 and 2012 and for the period from inception (November 4, 2009) to March 31, 2012 (as we are a development stage company) and the balance sheet data as of March 31, 2012 from our unaudited financial statements included elsewhere in this prospectus. We began operations on November 4, 2009, and therefore no financial data exist before such date. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year.

	Period From Inception (November 4, 2009) to December 31, 2009	Year Ended		Three Month Period Ended		Period From Inception (November 4, 2009) to March 31, 2012
		December 31, 2010	December 31, 2011	March 31, 2011	March 31, 2012
				(Unaudited)		(Unaudited)
	(In Thousands, Except Share and Per Share Data)
Consolidated Statements of Operations Data
Operating expenses:
Research and development expenses	$198	$4,818	$30,133	$4,329	$6,771	$41,920
General and administrative expenses	912	2,777	4,305	1,052	1,221	9,215
Acquisition related charges, net	26	6,300	1,121	(2,779)	268	7,715

Operating loss	1,136	13,895	35,559	2,602	8,260	58,850
Interest income	—	(3)	(15)	(5)	(2)	(20)

Loss before income tax benefit	1,136	13,892	35,544	2,597	8,258	58,830
Income tax benefit	(422)	(2,878)	(2,511)	(176)	—	(5,811)

Net loss	$(714)	$(11,014)	$(33,033)	$(2,421)	$(8,258)	$(53,019)

Net loss attributable to common stockholders	$(714)	$(11,014)	$(33,033)	$(2,421)	$(8,258)	$(53,019)
Net loss attributable to series A preferred stockholders	—	—	—	—	—	—

Net loss	$(714)	$(11,014)	$(33,033)	$(2,421)	$(8,258)	$(53,019)

Net loss per common share:
Basic and diluted net loss per share	$(16.29)	$(58.74)	$(68.94)	$(5.81)	$(16.52)
Weighted average shares—Basic and diluted	43,860	187,500	479,167	416,667	500,000
Unaudited pro forma basic and diluted net loss per common share(1)			$(0.43)		$(0.11)
Weighted-average number of common shares used in pro forma net loss per share applicable to common stockholders—basic and diluted			77,677,103		77,697,936

(1)	Pro forma basic and diluted net loss per common share is calculated using a weighted average common equivalent share number, which assumes the automatic conversion of all outstanding shares of our series A preferred stock.

The unaudited pro forma balance sheet data set forth below give effect to the automatic conversion of all outstanding shares of our series A preferred stock into an aggregate of 77,197,936 shares of our common stock upon the closing of this offering.

The unaudited pro forma as adjusted balance sheet data set forth below give further effect to our issuance and sale of                shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	March 31, 2012
	Actual	Pro Forma (Unaudited)	Pro Forma, As Adjusted (1) (Unaudited)
	(In Thousands)
Balance Sheet Data
Cash and cash equivalents	$25,283	$25,283
Working capital	22,159	22,159
Total assets	49,057	49,057
Long-term debt	—	—
Redeemable portion—preferred stock	6,000	—
Common stock	5	777
Preferred stock	712	—
Additional paid-in capital	71,825	77,765
Accumulated deficit during the development stage	(53,019)	(53,019)
Total stockholders’ equity	19,523	25,523

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $8.2 million for the three month period ended March 31, 2012, $33.0 million for the year ended December 31, 2011 and $11.0 million for the year ended December 31, 2010. As of March 31, 2012, we had a deficit accumulated during the development stage of $53.0 million. To date, we have not generated any revenues and have financed our operations primarily through private placements of our preferred stock. We have devoted substantially all of our efforts to research and development. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter.

We anticipate that our expenses will increase substantially in connection with completing our ongoing Phase 3 clinical trials of our lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections, or abSSSI, and seeking marketing approval for dalbavancin. In addition, if we obtain marketing approval of dalbavancin, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses. Our expenses also will increase if and as we:

•	maintain, expand and protect our intellectual property portfolio;

•	in-license or acquire other products and technologies;

•	hire additional clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, dalbavancin. This will require us to be successful in a range of challenging activities, including:

•	successfully completing our ongoing Phase 3 clinical trials of dalbavancin;

•	subject to successful completion of our ongoing Phase 3 clinical trials, applying for and obtaining marketing approval for dalbavancin;

•	protecting our rights to our intellectual property portfolio related to dalbavancin;

•	contracting for the manufacture of commercial quantities of dalbavancin; and

•	establishing sales, marketing and distribution capabilities to effectively market and sell dalbavancin in the United States and Western Europe.

We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are an early-stage company. We were incorporated and commenced active operations in the fourth quarter of 2009. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and acquiring and developing dalbavancin. We have not yet demonstrated our ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a product development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We may need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of and seek marketing approval for dalbavancin and, possibly, other product candidates. We expect that the total costs of our clinical trials of dalbavancin in 2012 will be approximately $43 million and that certain other costs related to these trials and anticipated regulatory filings will be approximately $4 million in 2013. In addition, if we obtain marketing approval for dalbavancin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we may need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. This estimate assumes, among other things, that, at our sole discretion pursuant to the terms of our agreement with Pfizer, we elect to defer for a period of up to five years payment of the $25 million milestone that we will become obligated to pay upon the first commercial sale of dalbavancin by delivering to Pfizer a promissory note for such amount. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. Our future capital requirements will depend on many factors, including:

•	the results of our ongoing Phase 3 clinical trials of dalbavancin;

•	the costs, timing and outcome of regulatory review of dalbavancin;

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the costs of commercialization activities for dalbavancin if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue received from commercial sales of dalbavancin;

•	the costs of developing dalbavancin for additional indications;

•	our ability to establish collaborations on favorable terms, if at all;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property-related claims;

•	the extent to which we in-license or acquire other products and technologies; and

•	the scope, progress, results and costs of product development for our product candidates.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, if approved, dalbavancin or any other product candidate that we develop may not achieve commercial success. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Upon completion of this offering, we will not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to Product Development and Commercialization

We currently depend entirely on the success of our lead product candidate, dalbavancin, which we are developing for the treatment of patients with abSSSI. If we are unable to commercialize dalbavancin or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of dalbavancin for the treatment of patients with abSSSI. Our ability to generate product revenues, which we do not expect will occur before 2014, at the earliest, will depend heavily on our obtaining marketing approval for and commercializing, dalbavancin. The success of dalbavancin will depend on several factors, including the following:

•	successful completion of clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio;

•	launching commercial sales of dalbavancin, if and when approved, whether alone or in collaboration with others;

•	acceptance of dalbavancin, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies; and

•	a continued acceptable safety profile of dalbavancin following approval.

Successful development of dalbavancin for additional indications, including osteomyelitis, diabetic foot infection and pneumonia, as well as new formulations, will depend on similar factors.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize dalbavancin for the treatment of abSSSI or any additional indication, which would materially harm our business.

If clinical trials of dalbavancin or any other product candidate that we develop fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of dalbavancin or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

For example, although dalbavancin achieved its primary endpoint of non-inferiority in evaluable patients’ clinical response in three Phase 3 clinical trials completed in May and June 2004, we may nonetheless fail to achieve success in two ongoing Phase 3 clinical trials of dalbavancin that we are conducting. The three completed Phase 3 clinical trials evaluating patients with different types of skin and skin structure infections were designed and conducted pursuant to prior FDA guidelines, which the FDA revised in 2010 and are no longer in effect, and did not include cessation of the spread of the lesion based on lesion size measurement as a component of the primary outcome measure. The primary outcome measure for our two ongoing Phase 3 clinical trials is a comparison of clinical response for patients with abSSSI receiving dalbavancin and patients receiving vancomycin, a widely used injectable antibiotic for Staphylococcal infections, with an option to switch to oral linezolid, based on cessation of the spread of the lesion and body temperature. As part of the new draft guidance, the FDA had re-evaluated the types of skin and skin structure infections that should be included in clinical trials to support an indication for treatment and termed these types of infections abSSSI. Our two ongoing Phase 3 clinical trials also have a stricter pre-specified non-inferiority margin than in the three completed Phase 3 clinical trials. In particular because of these differences in trial design, the results of the completed Phase 3 clinical trials are not necessarily predictive of success in our ongoing Phase 3 clinical trials of dalbavancin.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

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regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

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our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials.

For example, we may need to enroll more patients in our ongoing Phase 3 clinical trials of dalbavancin than we currently anticipate if, among other reasons, an interim analysis indicates that a larger number of patients is required to generate additional data. A recent interim analysis of 60% of the blinded enrolled patients for the first of our two ongoing Phase 3 clinical trials of dalbavancin indicated that we did not need to increase the number of patients we intend to enroll in this trial because the observed clinical response was consistent with the point estimate used in determining the trial sample size. However, we plan to perform a similar interim analysis after 60% of patients are enrolled in our second ongoing Phase 3 clinical trial to determine whether to enroll additional patients in order to gather additional data in this trial. An increase in the number of patients in this trial could delay our expected development and approval timelines for dalbavancin.

If we are required to conduct additional clinical trials or other testing of dalbavancin or any other product candidate that we develop beyond those that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for dalbavancin or any other product candidate that we develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. The inclusion and exclusion criteria for our ongoing Phase 3 clinical trials of dalbavancin may adversely affect our enrollment rates for patients in these trials. For example, patients who received systemically or topically administered antibiotics within 14 days prior to enrollment are excluded from these trials. In addition, our inclusion criteria, which are designed to enroll patients with more severe infections, require that patients must have at least one systemic manifestation of infection, based on fever or a minimum white blood cell count. Many of our competitors also have ongoing clinical trials for product candidates that treat the same indications as dalbavancin, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors including:

•	severity of the disease under investigation;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the product candidate under study;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or inappropriate side effects are identified during the development of dalbavancin or any other product candidate that we develop, we may need to abandon or limit our development of dalbavancin or any other product candidate.

Dalbavancin is currently in clinical development and the risk of failure is high. It is impossible to predict when or if dalbavancin or any other product candidate that we develop will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects that prevented further development of the compound.

For example, although data from completed clinical trials for dalbavancin suggest that dosing should be adjusted for patients with severe renal impairment to maintain appropriate drug concentration and exposure rather than as a response to any safety concern, results from our ongoing Phase 3 clinical trials may not support this conclusion. In addition, changes in blood glucose levels have been observed in clinical trials of dalbavancin. If dalbavancin is found to cause changes in blood glucose levels that would be unsafe for patients, the FDA could restrict its use or physicians may be unwilling to prescribe it, which would negatively impact the revenue potential of dalbavancin.

Even if dalbavancin or any other product candidate that we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for dalbavancin may be smaller than we estimate.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current treatments for abSSSI, including generic options, are well established in the medical community, and doctors may continue to rely on these treatments. If dalbavancin does not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of dalbavancin or any other product candidate that we develop, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	the ability to offer our products for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement;

•	the prevalence and severity of any side effects; and

•	the development of resistance by bacterial strains to treatment with dalbavancin.

In addition, the potential market opportunity for dalbavancin is difficult to precisely estimate, particularly in the out-patient setting. Our estimates of the potential market opportunity for dalbavancin include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. If any of these assumptions proves to be inaccurate, then the actual market for dalbavancin could be smaller than our estimates of our potential market opportunity. If the actual market for dalbavancin is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales and marketing capabilities or enter into sales and marketing agreements with third parties, we may not be successful in commercializing dalbavancin or any other product candidate that we develop if and when dalbavancin or any other product candidate is approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. We plan to build a commercial organization for dalbavancin in the United States and Western Europe that includes a targeted hospital sales force, a marketing and medical affairs staff, a reimbursement support team, a hospital formulary specialist team and a specialty distribution team. Although we are currently evaluating our commercialization strategy outside the United States and Western Europe, we expect that we would commercialize dalbavancin in other markets through a variety of types of collaboration arrangements with leading pharmaceutical and biotechnology companies.

There are risks involved with both establishing our own sales, marketing and distribution capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to dalbavancin, and will face competition with respect to any other product candidate that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of abSSSI. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

There are a variety of available therapies marketed for the treatment of abSSSI. Some of these drugs are branded and subject to patent protection, and others, including vancomycin, are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. We expect that if dalbavancin is approved, it will be priced at a significant premium over vancomycin and other competitive generic products. This may make it difficult for us to replace existing therapies with dalbavancin.

There are also a number of products in clinical development by third parties to treat abSSSI. These companies include pharmaceutical companies, biotechnology companies, and specialty pharmaceutical and generic drug companies of various sizes, such as The Medicines Company, Trius Therapeutics, Inc., Cempra, Inc., Rib-X Pharmaceuticals, Inc., Paratek Pharmaceuticals, Inc., Nabriva Therapeutrics AG, Tetraphase Pharmaceuticals, Inc. and Furiex Pharmaceuticals, Inc. Our competitors may develop products that are more effective, safer, more convenient or less costly than dalbavancin or that would render dalbavancin obsolete or non-competitive. Our competitors may also obtain marketing approval from the FDA or other regulatory authorities for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize dalbavancin or any other product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize dalbavancin or any other product candidate successfully also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for dalbavancin or any other product that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our strategy of obtaining rights to product candidates and approved products for the hospital and acute care markets through in-licenses and acquisitions may not be successful.

We intend to enhance our product pipeline through strategically in-licensing or acquiring clinical stage product candidates or approved products for the hospital and acute care markets. Because we do not engage in drug discovery or early stage research, the future growth of our business will depend in significant part on our ability to in-license or acquire rights to additional product candidates or approved products. However, we may be unable to in-license or acquire any products or product candidates from third parties. The in-licensing and acquisition of pharmaceutical products is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire products or product candidates that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the relevant product or product candidate on terms that would allow us to make an appropriate return on our investment. Furthermore, we may be unable to identify suitable products or product candidates within our area of focus. If we are unable to successfully obtain rights to suitable products or product candidates, our business, financial condition and prospects for growth could suffer.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of dalbavancin and any other product candidate that we develop in human clinical trials and will face an even greater risk if we commercially sell any products that we develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	reduced resources of our management to pursue our business strategy;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We currently hold $15 million in product liability insurance coverage, which may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage when and if we begin commercializing dalbavancin or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Our Dependence on Third Parties

We expect to depend on collaborations with third parties for the development and commercialization of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

Although we expect to commercialize dalbavancin ourselves in the United States and Western Europe, we intend to seek to commercialize dalbavancin through a variety of types of collaboration arrangements in other markets, including Eastern Europe and Asia. In addition, we may seek third-party collaborators for development and commercialization of other product candidates. Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

The potential commercialization of dalbavancin and the development and potential commercialization of other product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. For example, we intend to seek to commercialize dalbavancin through a variety of types of collaboration arrangements outside the United States and Western Europe.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We do not independently conduct clinical trials of dalbavancin. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials for dalbavancin and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of dalbavancin for clinical trials and expect to continue to do so in connection with the commercialization of dalbavancin and for clinical trials and commercialization of any other product candidates that we develop. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of dalbavancin and have limited personnel with manufacturing experience. We currently rely on and expect to continue to rely on third-party contract manufacturers to manufacture clinical supplies and commercial quantities of dalbavancin and other drug substances and drug product candidates if and when approved for marketing by applicable regulatory authorities.

We currently rely on one third-party manufacturer to supply us with dalbavancin drug substance and another third-party manufacturer to conduct fill and finish services.

We have a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply us with the drug substance for dalbavancin in the form of injectable grade powder. Although Gnosis has agreed to supply us with a specified percentage of our worldwide demand for drug substance, Gnosis is not obligated to supply any drug substance in excess of this specified percentage. If Gnosis should become unavailable to us for any reason for the supply of drug substance, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. In the event Gnosis breaches its supply obligations as specified in the agreement, we may engage an alternate supplier to supply us with drug substance until Gnosis demonstrates to our reasonable satisfaction that Gnosis has fully remedied such supply failure.

We have a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for our fill and finish services. If Hospira should become unavailable to us for any reason for fill and finish services, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. Although Hospira has agreed to supply us with a specified percentage of our requirements of dalbavancin, Hospira is not obligated to manufacture any products in excess of this specified percentage. If Hospira is unable to supply us with product as a result of its breach, a force majeure event or restrictions under applicable law, we may engage an alternate manufacturer to supply us with the quantity of product which Hospira was unable to supply.

Even if we are able to establish and maintain such arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and harm our business and results of operations.

Dalbavancin and any other product that we develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance for dalbavancin or for fill-finish services. If either of our existing manufacturers should become unavailable to us for any reason, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. We have identified a possible secondary supplier of drug substance and are currently engaged in a technology transfer process with this manufacturer.

Our current and anticipated future dependence upon others for the manufacture of dalbavancin and any other product candidate or product that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

If we fail to comply with our obligations in the agreements under which we in-license or acquire development or commercialization rights to products or technology from third parties, we could lose commercial rights that are important to our business.

In December 2010, we acquired from RaQualia Pharma Inc., or RaQualia, rights to commercialize dalbavancin in Japan, which Pfizer had previously granted to RaQualia pursuant to a marketing rights agreement. Under our agreement with RaQualia, if we fail to use reasonable efforts to file a regulatory approval application in Japan for dalbavancin within a specified time, RaQualia has the right to regain rights to dalbavancin in Japan.

Although we currently plan to pursue the filing of a regulatory approval application in Japan within the specified time, our failure to do so could result in the loss of our commercial rights in Japan and reduce the commercial value of our rights to dalbavancin.

We may enter into additional agreements, including license agreements, in the future that impose diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these future obligations, third parties may have the right to terminate these agreements, in which event we might not be able to market any product that is covered by these agreements, which could materially adversely affect the value of the product candidate being developed under any such license agreement. Termination of these license agreements or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, or cause us to lose right in important intellectual property or technology.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering this intellectual property. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents without our consent. Therefore, in these circumstances, we could not be certain that these patents and applications would be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Assuming the other requirements for patentability are met, currently, in the United States, the first to make the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. In March 2013, the United States will transition to a first-inventor-to-file system in which, assuming the other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

For example, although dalbavancin is protected by three issued U.S. patents consisting of a method-of-treatment patent, a dosage-form patent and a formulation patent, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for dalbavancin. Because dalbavancin lacks composition-of-matter protection for its active pharmaceutical ingredient, competitors will be able to offer and sell products with the same active pharmaceutical ingredient so long as these competitors do not infringe any other patents covering this drug. Moreover, method-of-treatment patents, are more difficult to enforce than composition-of-matter patents because of the risk of off-label sale or use of the subject compound. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off-label prescriptions may infringe our method-of-treatment patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off-label sales would limit our ability to generate revenue from the sale of our product candidates, if approved for commercial sale. In addition, if a third party were able to design around our dosage-form and formulation patents and create a different formulation and dosage form that is not covered by our patents or patent applications, we would likely be unable to prevent that third party from manufacturing and marketing its product.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such marks. In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference proceedings before the U.S. Patent and Trademark Office. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We have not conducted a freedom-to-operate search or analysis for dalbavancin, and we may not be aware of pending or future patent applications that, if issued, would block us from commercializing dalbavancin. Thus, we cannot guarantee that dalbavancin, or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Moreover, because we acquired the rights to our lead product candidate from Pfizer, we must rely on Pfizer’s practices, and those of its predecessors, with regard to the assignment of intellectual property therein. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and could distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets.

Moreover, because we acquired the rights to our lead product candidate from Pfizer, we must rely on Pfizer’s practices, and those of its predecessors, with regard to parties that may have had access to our trade secrets related thereto before our acquisition. Any party with whom we or they have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

Our trademark applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the U.S. Patent and Trademark Office and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

In addition, we have not yet proposed a proprietary name for dalbavancin in any jurisdiction. Any proprietary name we propose to use with dalbavancin in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize dalbavancin or any other product candidate that we develop, and our ability to generate revenue will be materially impaired.

Our product candidates, including dalbavancin, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market dalbavancin or any other product candidate from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party contract research organizations to assist us in this process. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA. The FDA or other regulatory authorities may determine that dalbavancin or any other product candidate that we develop is not effective, or is only moderately effective, or has undesirable or unintended side effects, toxicities, safety profile or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

For example, between 2005 and 2007, the FDA issued three approvable letters relating to the NDA filed in December 2004 for dalbavancin, and in September 2008, Pfizer globally withdrew all marketing applications for dalbavancin. In general, approvable letters identify issues that must be addressed in order to obtain approval of a pending NDA. The first two approvable letters raised, in part, open items on the manufacturing process of dalbavancin. After addressing the first approvable letter by making changes to the manufacturing process, Pfizer made additional changes to the manufacturing process, resulting in a second approvable letter. The third approvable letter in part requested that Pfizer justify the non-inferiority margin used for the then-current Phase 3 clinical trial comparing dalbavancin and cefazolin. In addition, the European Medicines Agency, or EMA, questioned the approvability of Pfizer’s marketing authorization application based on remaining objections that a single pivotal trial in complicated skin and skin structure infections did not provide sufficiently robust data and that patients enrolled in the trial were not sick enough to support use in the desired indication. The FDA and the EMA may identify additional issues as their review of our current or future applications proceeds.

If we experience further delays in obtaining approval or if we fail to obtain approval of dalbavancin or any other product candidate that we develop, the commercial prospects for dalbavancin or any other product candidate may be harmed and our ability to generate revenues will be materially impaired.

Our special protocol agreements with the FDA and scientific advice from the European Medicines Agency for dalbavancin do not guarantee ultimate approval and may not lead to a faster development or regulatory review or approval process.

We are currently conducting our Phase 3 clinical trial program for dalbavancin pursuant to special protocol agreements, or SPAs, with the FDA based on draft guidance issued by the FDA in 2010 for the development of drugs to treat abSSSI. We also designed our ongoing Phase 3 clinical trials based on scientific advice that we received from the EMA in December 2010 to meet the regulatory filing requirements for dalbavancin in the European Union. Once the FDA and an applicant reach an agreement under the special protocol assessment process regarding the design and size of a clinical trial, the agreements generally cannot be changed after the clinical trial begins. However, the FDA may revoke or alter an agreement under defined circumstances, such as changes in the relevant data or assumptions provided by the sponsor or the emergence of new public health concerns. A revocation or alteration in our existing SPAs could significantly delay or prevent approval of our application. In addition, any significant change to the protocols for a clinical trial subject to an SPA would require prior FDA approval, which could delay implementation of such a change and the conduct of the related clinical trial. Our SPAs with the FDA and the scientific advice from the EMA do not ensure that dalbavancin will receive marketing approval or that the approval process will be faster than conventional regulatory procedures.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell dalbavancin and any other product candidate that we develop in the European Union and many other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Any product candidate, including dalbavancin, for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate, including dalbavancin, for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance, complaints and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or may be subject to significant conditions of approval, or may impose requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling and regulatory requirements. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do not restrict the marketing of our products only to their approved indications, we may be subject to enforcement action for off-label marketing.

In addition, later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates, including dalbavancin, for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•

the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federally funded healthcare programs such as Medicare and Medicaid;

•

the federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of dalbavancin or any other product candidate that we develop, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates, including dalbavancin, for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

More recently, in March 2010, President Obama signed into law the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revises the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the full effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Paul Edick, our Chief Executive Officer, Corey Fishman, our Chief Operating Officer, and Michael Dunne, our Chief Medical Officer, as well as the other principal members of our management and scientific teams. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our by-laws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or by-laws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $          per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public

offering price. In addition, purchasers of common stock in this offering will have contributed approximately    % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to list our common stock on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price may be volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of dalbavancin and any other product candidate that we develop;

•	results of clinical trials of product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to develop, in-license or acquire additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

However, for as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described in the preceding risk factor. We may remain an emerging growth company until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                  shares of common stock based on the number of shares outstanding as of April 30, 2012. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,                  shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of                  shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriters” section of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•

the timing and conduct of our two ongoing global Phase 3 clinical trials of dalbavancin for the treatment of abSSSI, including statements regarding the timing of completion of the trials and the period during which the results of the trials will become available;

•

the timing of and our ability to obtain U.S. and foreign marketing approval of dalbavancin and other product candidates we develop and the ability of dalbavancin and other product candidates to meet existing or future regulatory standards;

•	the potential receipt of revenues from future sales of dalbavancin;

•	our plans to pursue development of dalbavancin for additional indications other than abSSSI;

•	the potential advantages of dalbavancin;

•	the rate and degree of market acceptance and clinical utility of dalbavancin;

•	our estimates regarding the potential market opportunity for dalbavancin;

•	our ability to in-license or acquire additional clinical stage product candidates or approved products in our areas of focus;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for manufacture of dalbavancin and any other product candidates we develop;

•	our intellectual property position;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations; and

•	our competitive position.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                  shares of our common stock in this offering will be approximately $          million, assuming an initial public offering price of $          per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $          million.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) the net proceeds from this offering by approximately $          million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

As of March 31, 2012, we had cash and cash equivalents of approximately $25.3 million. We currently estimate that we will use the net proceeds from this offering, together with our cash and cash equivalents, as follows:

•	$ million to complete the clinical development of and seek marketing approval in the United States and the European Union for dalbavancin for the treatment of patients with abSSSI;

•	$ million to fund commercial activities for dalbavancin in the United States and Western Europe, if it is approved for the treatment of patients with abSSSI;

•	$ million to pursue the development of dalbavancin in additional indications; and

•	the remainder for working capital and other general corporate purposes, which may include the in-licensing or acquisition of other products or technologies.

This expected use of the net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to complete the clinical development of, to seek marketing approval in the United States and the European Union for, and, if approved for the treatment of patients with abSSSI, to commercially launch dalbavancin in the United States and Western Europe. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. This estimate assumes, among other things, that, at our sole discretion pursuant to the terms of our agreement with Pfizer, we elect to defer for a period of up to five years payment of the $25 million milestone that we will become obligated to pay upon the first commercial sale of dalbavancin by delivering to Pfizer a promissory note for such amount. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2012:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our series A preferred stock into an aggregate of 77,197,936 shares of our common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data,” our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of March 31, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
	(In Thousands, Except Share and Per Share Data)
Cash and cash equivalents	$25,283	$25,283	$

Redeemable portion—series A preferred stock, par value $0.01 per share; 6,000,000 shares authorized, issued and outstanding, actual; no shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	6,000	—		—
Stockholders equity:
Preferred stock, par value $0.01 per share; no shares authorized and no shares issued and outstanding, actual; 5,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, par value $0.01 per share; 125,000,000 shares authorized, 500,000 shares issued and outstanding, actual; 125,000,000 shares authorized, pro forma and pro forma as adjusted; 77,697,936 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	5	777
Series A preferred stock, par value $0.01 per share; 86,000,000 shares authorized, 71,197,936 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	712	—		—
Additional paid-in capital	71,825	77,765
Accumulated deficit during the development stage	(53,019)	(53,019)

Total stockholders’ equity	19,523	25,523

Total capitalization	$25,523	$25,523	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	13,075,000 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2012 at a weighted average exercise price of $0.14 per share;

•	1,425,000 additional shares of our common stock available for future issuance as of March 31, 2012 under our existing stock incentive plan; and

•	6,150,000 additional shares of our common stock available for future issuance, as of the closing of this offering, under our 2012 stock incentive plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of March 31, 2012 was $3.2 million, or $6.31 per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value as of March 31, 2012 was $3.2 million, or $0.04 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 77,197,936 shares of our common stock upon the closing of this offering.

After giving effect to our issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2012 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value per share of $         to existing stockholders and immediate dilution of $         in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2012	$6.31
Decrease attributable to the conversion of outstanding preferred stock	(6.27)

Pro forma net tangible book value per share as of March 31, 2012	0.04
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by approximately $         million, our pro forma net tangible book value per share by approximately $         and dilution per share to new investors by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares or if any additional shares are issued in connection with outstanding options, you will experience further dilution.

The following table summarizes, on a pro forma basis as of March 31, 2012, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above is based on actual shares of our common stock outstanding as of March 31, 2012 and 77,197,936 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering.

The table above does not include:

•	13,075,000 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2012 at a weighted average exercise price of $0.14 per share;

•	1,425,000 additional shares of our common stock available for future issuance as of March 31, 2012 under our existing stock incentive plan; and

•	6,150,000 additional shares of our common stock available for future issuance, as of the closing of this offering, under our 2012 stock incentive plan.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statements of operations data for the period from inception (November 4, 2009) to December 31, 2009 and for the years ended December 31, 2010 and 2011 from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, an independent registered public accounting firm. We have derived the consolidated statements of operations data for the three month periods ended March 31, 2011 and 2012 and for the period from inception (November 4, 2009) to March 31, 2012 (as we are a development stage company) and the balance sheet data as of March 31, 2012 from our unaudited financial statements included elsewhere in this prospectus. We have derived the balance sheet data as of December 31, 2009 from our audited consolidated financial statements not included in this prospectus. We began operations on November 4, 2009, and therefore no financial data exist before such date. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year.

	Period From Inception (November 4, 2009) to December 31, 2009	Year Ended		Three Month Period Ended		Period From Inception (November 4, 2009) to March 31, 2012
		December 31, 2010	December 31, 2011	March 31, 2011	March 31, 2012
				(Unaudited)		(Unaudited)
	(In Thousands, Except Share and Per Share Data)
Consolidated Statements of Operations Data
Operating expenses:
Research and development expenses	$198	$4,818	$30,133	$4,329	$6,771	$41,920
General and administrative expenses	912	2,777	4,305	1,052	1,221	9,215
Acquisition related charges, net	26	6,300	1,121	(2,779)	268	7,715

Operating loss	1,136	13,895	35,559	2,602	8,260	58,850
Interest income	—	(3)	(15)	(5)	(2)	(20)

Loss before income tax benefit	1,136	13,892	35,544	2,597	8,258	59,830
Income tax benefit	(422)	(2,878)	(2,511)	(176)	—	(5,811)

Net loss	$(714)	$(11,014)	$(33,033)	$(2,421)	$(8,258)	$(53,019)

Net loss attributable to common stockholders	$(714)	$(11,014)	$(33,033)	$(2,421)	$(8,258)	$(53,019)
Net loss attributable to Series A preferred stockholders	—	—	—	—	—	—

Net loss	$(714)	$(11,014)	$(33,033)	$(2,421)	$(8,258)	$(53,019)

Net loss per common share:
Basic and diluted net loss per share	$(16.29)	$(58.74)	$(68.94)	$(5.81)	$(16.52)
Weighted average shares—Basic and diluted	43,860	187,500	479,167	416,667	500,000
Unaudited pro forma basic and diluted net loss per common share(1)			$(0.43)		$(0.11)
Weighted-average number of common shares used in pro forma net loss per share applicable to common stockholders—basic and diluted			77,677,103		77,697,936

(1)	Pro forma basic and diluted net loss per common share is calculated using a weighted average common equivalent share number, which assumes the automatic conversion of all outstanding shares of our series A preferred stock.

	December 31			March 31, 2012
	2009	2010	2011
				(Unaudited)
	(In Thousands)
Balance Sheet Data
Cash and cash equivalents	$3,626	$2,264	$11,485	$25,283
Working capital	3,480	3,797	9,156	22,159
Total assets	25,356	26,455	33,625	49,057
Long-term debt	—	—	—	—
Redeemable portion—preferred stock	6,000	6,000	6,000	6,000
Common stock	2	3	5	5
Preferred stock	80	132	492	712
Additional paid-in capital	7,927	13,405	49,824	71,825
Accumulated deficit during the development stage	(715)	(11,728)	(44,761)	(53,019)
Total stockholders’ equity	7,294	1,812	5,560	19,523

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. We are currently enrolling and dosing patients in two global Phase 3 clinical trials with our lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections, or abSSSI. Dalbavancin is an intravenous antibiotic product candidate designed for once-weekly dosing. We expect to complete these Phase 3 clinical trials and have initial, top-line data available in the beginning of 2013. If our ongoing Phase 3 clinical trials are successful, we plan to submit a New Drug Application, or NDA, to the FDA in the first half of 2013 and a marketing authorization application, or MAA, to the European Medicines Agency, or EMA, in the second half of 2013. If approved, we intend to directly commercialize dalbavancin in the United States and Western Europe with a targeted hospital sales force and to utilize a variety of types of collaboration arrangements for commercialization in other markets.

We acquired our rights to dalbavancin through our acquisition of all of the outstanding shares of capital stock of Vicuron Pharmaceuticals Inc., or Vicuron, from Pfizer Inc., or Pfizer, in December 2009. We paid total upfront consideration of $10 million for the Vicuron shares and dalbavancin inventory to be used in research. In March 2011, Pfizer refunded to us $6 million of the initial purchase price under the terms of our stock purchase agreement, based on documentation we provided that supported the position that marketing approval for dalbavancin required more than one new Phase 3 clinical trial. Following the first commercial sale of dalbavancin for the treatment of abSSSI in the United States, the United Kingdom, Germany, Italy, Spain or France, we are obligated to pay Pfizer an additional milestone payment of $25 million. However, at our sole discretion, we may elect to defer the milestone payment for a period of up to five years if we deliver to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually.

We were incorporated and commenced active operations in the fourth quarter of 2009. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital and acquiring and developing dalbavancin. To date, we have not generated any revenues and have financed our operations primarily with net proceeds from private placements of our preferred stock. As of March 31, 2012, we had a deficit accumulated during the development stage of $53.0 million. Our net loss was $8.2 million for the three month period ended March 31, 2012, $33.0 million for the year ended December 31, 2011 and $11.0 million for the year ended December 31, 2010. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of and seek marketing approval for dalbavancin and, possibly, other product candidates. In addition, if we obtain marketing approval of dalbavancin or any other product candidate that we develop, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Although we cannot reasonably estimate the amount of these additional public company costs, we expect that these costs will include significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Moreover, additional rules and regulations applicable to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Accordingly, we may need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts. We will need to generate significant revenues to achieve profitability, and we may never do so.

Financial Operations Overview

Revenue

To date, we have not generated any revenues. Our ability to generate product revenues, which we do not expect will occur before 2014, at the earliest, will depend heavily on our obtaining marketing approval for and commercializing, dalbavancin.

Research and Development Expenses

Research and development expenses consist of costs associated with our research activities, and the development and clinical testing of dalbavancin. Our research and development expenses consist of:

•	employee-related expenses, including salaries, benefits, travel and share-based compensation expense;

•

external research and development expenses incurred under arrangements with third parties, such as contract research organizations, or CROs, manufacturing organizations and consultants, including our scientific advisory board; and

•	facilities and laboratory and other supplies.

We expense research and development costs to operations as incurred. We account for non-refundable advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received, rather than when the payment is made.

We intend in the future to use our employee and infrastructure resources across multiple research and development projects. We do not allocate employee-related expenses or depreciation to any particular project. To date, the large majority of our research and development work has related to dalbavancin and completing clinical testing to support approval to market dalbavancin.

We anticipate that our research and development expenses will increase substantially in connection with completing our ongoing Phase 3 clinical trials of dalbavancin and seeking marketing approval for dalbavancin. In addition, if we obtain marketing approval of dalbavancin, we expect to incur significant research and development expenses, including expenses for clinical trials for additional product candidates in the future.

We expect that the total costs of our clinical trials of dalbavancin in 2012 will be approximately $43 million. In addition, we expect that certain other costs related to these trials and anticipated regulatory filings will be approximately $4 million in 2013.

The successful development of dalbavancin and future product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	our ability to market, commercialize and achieve market acceptance for dalbavancin or any other product candidate that we may develop in the future;

•	clinical trial results;

•	the terms and timing of regulatory approvals; and

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of dalbavancin or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of dalbavancin or such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of dalbavancin or if we experience significant delays in enrollment in any clinical trials of dalbavancin, we could be required to expend significant additional financial resources and time on the completion of the clinical development of dalbavancin.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, including share-based compensation expense, in our executive, finance and business development functions. Other general and administrative expenses include facility costs and professional fees for legal, patent, consulting and accounting services.

We anticipate that our general and administrative expenses will increase in future periods to support increases in our research and development and commercialization activities and as a result of increased headcount, expanded infrastructure, increased legal, compliance, accounting and investor and public relations expenses associated with being a public company and increased insurance premiums, among other factors.

Acquisition Related Charges, Net

In connection with our acquisition of Vicuron in December 2009, we were required to fair value two contingent payment streams on the closing date of the acquisition. The first related to the $25 million milestone payment that we will owe to Pfizer upon the first commercial sale of dalbavancin and the other related to the potential refund of $6 million of the initial purchase price. We completed an assessment of the probability of the successful clinical development, regulatory approval and commercial sale of dalbavancin in future periods and determined that a liability of $5.8 million should be recorded at December 11, 2009 to reflect the best estimate of additional cash consideration likely to be paid related to the potential $25 million milestone payment. We have classified this liability as noncurrent in our consolidated balance sheets, as payment is not expected to occur until at least 2014. We also recorded the fair value of a contingent asset of $0.6 million at December 11, 2009 based on the probability of receiving the potential refund from Pfizer of $6 million of the initial purchase price.

Subsequent to the closing date of the acquisition, we measure the contingent consideration arrangements at fair value for each period with changes in fair value recognized in our statements of operations under acquisition related charges, net. Changes in fair value reflect new information about the acquired in process research and development asset and its progress toward approval, and the passage of time, and therefore ultimately the probability of achieving regulatory approval for dalbavancin. Separately, the possibility of receiving the $6 million contingent asset was also reassessed as development efforts continued. In the absence of new information, changes in fair value reflect only the passage of time as development work towards the achievement of the milestones progresses, and will be accrued based on an accretion schedule. The balance of the contingent liability consideration, which reflects the fair value of the contingent milestone payment, was $19.0 million as of March 31, 2012, $18.7 million as of December 31, 2011 and $14.6 million as of December 31, 2010. We received the $6 million contingent receivable in March 2011. As of December 31, 2010, we determined the fair value of the contingent receivable to be $3 million.

Interest Income

Our cash and cash equivalents are invested primarily in money market accounts, which generate a small amount of interest income. We expect to continue that investment philosophy as we obtain more financing proceeds.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation described in greater detail below. We base our estimates on our limited historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus. However, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations:

•	accrual of research and development expenses;

•	share-based compensation; and

•	valuation of long-lived and intangible assets and goodwill.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses are related to fees paid to CROs in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepayment expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in us reporting amounts that are too high or too low in any particular period. There have been no material changes in estimates for the periods presented.

Share-Based Compensation

As we continue to expand our headcount, we expect to make additional stock option grants, which will result in additional share-based compensation expense. Accordingly, we describe below the methodology we have employed to date in measuring such expenses. Following the consummation of this offering, stock option values will be determined based on the market price of our common stock.

We apply the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, which we refer to as ASC 718. Determining the amount of share-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. Share-based compensation expense is recognized ratably over the requisite service period, which in most cases is the vesting period of the award. Calculating the fair value of share-based awards requires that we make highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Because we are a privately-held company with a limited operating history, we utilize data from a representative group of companies to estimate expected stock price volatility. We selected companies from the biopharmaceutical industry with similar characteristics to us, including those in the early stage of product development and with a therapeutic focus. We use the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The risk-free interest rate used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. We estimated the fair value of options granted using a Black-Scholes option pricing model with the following assumptions:

	2009	2010	2011	2012
Risk-free interest rate	3%	2.25% – 3%	2.25%	2.25%
Expected volatility	85%	80 – 85%	80%	80%
Expected term (years)	7	7	7	7
Expected dividend yield	0%	0%	0%	0%

Share-based compensation expense associated with stock options granted to employees was insignificant for the period from November 4, 2009 (inception) to December 31, 2009, and totaled $0.3 million for the year ended December 31, 2010, $0.8 million for the year ended December 31, 2011 and $0.2 million for each of the three month periods ended March 31, 2011 and 2012. As of March 31, 2012, we had $3.0 million of total unrecognized share-based compensation expense, which we expect to recognize over a weighted-average remaining vesting period of approximately 2.4 years. While our share-based compensation for stock options granted to employees to date has not been material to our financial results, we expect the impact to grow in future periods due to the potential increases in the value of our common stock and headcount.

Under ASC 718, we are required to estimate the level of forfeitures expected to occur and record share-based compensation expense only for those awards that we ultimately expect will vest. Due to the lack of historical forfeiture activity of our plan, we estimated our forfeiture rate based on data from a representative group of companies with similar characteristics to us. Through March 31, 2012, actual forfeitures have not been material.

The following table sets forth information with respect to stock options granted to employees and directors from November 4, 2009 (inception) through April 30, 2012:

	Number of Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date	Reassessed Weighted Average Fair Value per Common Share at Grant Date
November 4, 2009 – June 30, 2010	3,250,000	$0.12	$0.05	$	N.A.
July 1, 2010 – December 31, 2010	7,220,000	0.12	0.12		0.41	(1)
January 1, 2011 – April 30, 2011	1,550,000	0.21	0.21		0.41	(1)
May 1, 2011 – June 30, 2011	40,000	0.21	0.21		0.41	(1)
July 1, 2011 – December 31, 2011	20,000	0.21	0.21		0.36	(1)
February 28, 2012	1,150,000	0.26	0.26		1.25	(2)
April 9, 2012	767,451	1.25	1.25		N.A.
April 24, 2012	1,110,000	1.25	1.25		N.A.

(1)	The fair value of common stock at the grant date was adjusted in connection with our reassessment of fair value for financial reporting purposes described below, representing a change in the discount for lack of marketability applied to our common stock from approximately 50% for the January 1, 2011 valuation and 35% for the December 31, 2011 valuation to 10% for both periods, which we believed to be more appropriate given the facts present.

(2)	The fair value of common stock at the grant date was adjusted in connection with our reassessment of the fair value for financial reporting purposes described below, to reflect the results of our March 31, 2012 valuation, which we believed to be more appropriate given the facts present.

As there was no public market for our common stock, our board of directors determined the estimated fair value of our common stock for purposes of determining the exercise price for option grants, taking into consideration various objective and subjective factors, including:

•	external market conditions affecting the biopharmaceutical industry;

•	prices at which we sold shares of preferred stock to third-party investors;

•	the superior rights and preferences of securities senior to our common stock, such as our series A preferred stock, at the time of each grant;

•	our historical operating and financial performance;

•	the status of our research and development efforts;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company; and

•	estimates and analysis provided by management and contemporaneous valuations.

Because of the minimal value of non-cash assets owned during the period from inception to December 31, 2011, including the stage and related uncertainty of our research and development efforts under our product rights, the superior preferences associated with our series A preferred stock, the most significant of which are the liquidation rights held by the preferred stockholders, in relation to our common stock and our focus on start-up activities and developing a plan to obtain regulatory approval for our main product candidate, we attributed a nominal fair value to our common stock during this time.

We performed a contemporaneous valuation of our common stock as of December 31, 2009 in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Based on the valuation methodology selection criteria set forth in the Practice Aid, with a focus on the early stage of our development as a company, including the status of our development efforts, very limited operations and the fact that we had an incomplete management team, as of December 31, 2009, we determined that an asset-based approach was the most appropriate method to use to determine the enterprise value of our company. We then allocated the enterprise value using the current value method. The asset-based approach provides an indication of a company’s value by developing a valuation based balance sheet. This approach required adjusting the historical asset costs to fair values. Similarly, liabilities were adjusted to their fair value at the valuation date. The excess of assets over liabilities represents the tangible value of a business enterprise. The liquidation preference of our series A preferred stock was then deducted from this amount, and the remaining value was allocated to our common stock. We concluded that this was the most appropriate method since we did not have any projections as of the valuation date due to the early stage of our research and development. As such, an income approach would not have provided a reliable fair value determination. In addition, as a result of the lack of comparative information available for publicly-traded or privately-held start-up enterprises, and because any investments in shares of stock are unlikely to be a reliable indicator of fair value at such an early stage, we concluded that the market approach would also not provide a reliable fair value determination as of this date. The results of this valuation methodology were consistent with our expectations, as we would not have expected any significant value to have been created for the common stockholders. The board of directors did, at its discretion, choose to issue, at this early stage of our development, options with an exercise price of $0.12 per common share, slightly above the $0.05 estimated fair value per share which was calculated in this valuation. We concluded that there were no significant transactions affecting our capital structure or significant developments in our research and development which would have indicated that an update to our valuation was required through June 30, 2010.

Between July 1, 2010 and December 31, 2010, we hired our chief executive officer and chief operating officer, completed an end of Phase 2 meeting with the FDA and negotiated an SPA with the FDA for one of our Phase 3 clinical trials of dalbavancin. The board of directors, at the time, used the same exercise price per share of $0.12 for all awards granted throughout 2010. However, based on the significance of events after July 1, 2010, we deemed it appropriate to update the valuation of our common stock as of January 1, 2011. This valuation estimated the fair value of a share of our common stock to be $0.21. In addition, in connection with the preparation of our December 31, 2011 financial statements, and in order to determine appropriate 2010 share-based compensation expense, we determined that the fair value per share of our common stock was $0.41 due to the change in the discount for lack of marketability as noted in the footnote to the table above. The results of the January 1, 2011 valuation, as adjusted for this change in the discount for lack of marketability, were used for purposes of determining our share-based compensation for all awards granted from July 1, 2010 to December 31, 2010. Further, we concluded the fair value of our common stock per share had not changed through April 2011 after an assessment of the developments in our business activities combined with the impact on our common stockholders from additional sales of our series A preferred stock. The same fair value per share of $0.41 was then used through April 2011 for financial reporting purposes in that period. The board of directors used the estimated fair value of $0.21 per share determined pursuant to the January 1, 2011 valuation, without the adjustment to the assumption for the discount for the lack of marketability as noted in the footnote to the table above, to determine the exercise price per share for all 2011 awards.

During the period from May 1, 2011 to December 31, 2011, we negotiated an SPA with the FDA for our second Phase 3 clinical trial of dalbavancin, successfully manufactured new clinical supplies using an additional manufacturer, instituted our clinical and microbiology development plans and initiated our second phase 3 clinical trial of dalbavancin. The board of directors continued to grant awards during this time period using the unadjusted January 1, 2011 estimated fair value per common share of $0.21 as the exercise price per share, without the adjustment to the assumption for the discount for the lack of marketability as noted in the footnote to the table above. We performed another valuation of our common stock as of December 31, 2011 based on these developments in accordance with the Practice Aid. This valuation estimated the fair value per share of our common stock to be $0.26. In connection with the preparation of our December 31, 2011 financial statements, and in order to determine appropriate share-based compensation expense for awards granted from May 1, 2011 to June 30, 2011, we determined that the fair value per share of our common stock was $0.41 due to the change in the discount for lack of marketability as noted in the footnote to the table above. Although the events that occurred from May 2011 through December 2011 increased the value of our company as a whole, the estimated value per share of our common stock for financial reporting purposes decreased primarily as a result of additional issuances of our series A preferred stock during 2011, which gave a greater liquidation preference to holders of series A preferred stock in the aggregate. In addition, changes in certain other assumptions in our valuation under the option pricing method, such as term and volatility, also contributed to the decrease in the fair value per share of the common stock underlying the options we granted between July 1, 2011 and December 31, 2011 for the purpose of determining the appropriate share-based compensation expense during such period.

We determined that the option pricing method was the most appropriate enterprise value allocation methodology to estimate the fair value of our common stock given the stage of our development for the purposes of the January 1, 2011 valuation and the December 31, 2011 valuation described above. The option pricing method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale, assuming the enterprise has funds available to make a liquidation preference meaningful to, and collectible by, the stockholders. The common stock is modeled as a call option that gives its owner the right but not the obligation to buy the underlying enterprise value at a pre-determined or exercise price. In the option pricing method, the exercise price is based on a comparison with the enterprise value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. Key variables in the option pricing method were as follows:

•

Underlying equity value—To estimate the value of our total equity, including both common and preferred equity, we utilized the marketable equity value based on the most recent round of preferred stock financing, our series A preferred stock financing, with a price of $1.00 per share, which we believed to be the most indicative of our value. This valuation technique used to estimate the enterprise value of our company is referred to as the reverse backsolve method. By incorporating a series of incremental call options, based on the specific rights and values attributable to each equity class, the reverse backsolve method estimates the value of the company by iterating through different enterprise values that result in the most recent per share investment price. The use of the reverse backsolve method was deemed to be appropriate given that the most recent investment round consisted of sophisticated investors and, as a result, would be considered to be an “arms-length,” fair-value transaction in the equity stock of our company. In addition, this method was deemed to be the best indicator of the value of our company because it reflected the price, and total value, at which two willing parties, our company and our investors, exchanged shares in the company. As a result, this transaction, and the resulting reverse backsolve method developed from it, was deemed to be the best indicator of the fair value of our company and our capital stock at that time. We estimated the underlying equity value (enterprise value) to be $33.5 million for the January 1, 2011 valuation and $100.9 million for the December 31, 2011 valuation.

•

Volatility—We estimated volatility based on comparable publicly-traded companies over a three-year period for the January 1, 2011 valuation and a two-year period for the December 31, 2011 valuation. We estimated volatility to be 84% for the January 1, 2011 valuation and 78% for the December 31, 2011 valuation.

•

Time to liquidity—We estimated time to a liquidity event based on the projected time to significant clinical development events for dalbavancin that we believed could lead to an IPO or a company sale. The estimated time to a liquidity event assumed a weighted average timeline of either an IPO or sale as of January 1, 2014 and January 1, 2015. Our estimates were supported by our belief that we would have completed our Phase 3 clinical trials of dalbavancin and filed an NDA with the FDA to obtain regulatory approval in early 2014. At that time, we believed that an IPO or other liquidity event could occur in anticipation of FDA approval of dalbavancin.

•

Risk-free interest rate—We determined the risk-free interest rate based on the yield of a U.S. Treasury bill with a maturity date closest to the estimated time to a liquidity event for our stockholders. We estimated the risk-free rate to be 1.05% for the January 1, 2011 valuation and 0.20% for the December 31, 2011 valuation.

•

Discounts for lack of marketability—Because we are a privately-held company, shares of our common stock are highly illiquid and, as such, warrant a discount in value from their estimated “marketable” price. We estimated the discount factor to be 10% in connection with the preparation of the consolidated financial statements included in this prospectus for illiquidity using legal guidelines from U.S. Tax Court cases regarding privately-held business valuations, fundamental business factors and empirical studies on the discount for lack of marketability. We corroborated the discount factor based on the value of a put option compared to the value of common stock using a Black-Scholes option pricing model. We also considered that our preferred stock has rights that our common stock does not have, including anti-dilution protection, redemption rights and protective provisions in our certificate of incorporation. Our preferred stockholders have control and influence over the enterprise, which provides them with the optionality over future liquidity, financing and other decisions that the common stock option holders do not control.

On February 28, 2012, we awarded options to purchase 1,150,000 shares of our common stock to our employees and directors under our existing stock incentive plan. The options were granted at an exercise price of $0.26 per share, which was the value determined in the December 31, 2011 valuation before adjustment for the discount for lack of marketability described above. In connection with the preparation of our consolidated financial statements included in this prospectus, and in order to determine appropriate share-based compensation expense for these option awards, we determined that the changes in market and other conditions at the time of the March 31, 2012 valuation described below were also present on February 28, 2012. As a result, we determined in April 2012, subsequent to the date of these option grants and prior to the preparation of the consolidated financial statements for the period ended March 31, 2012, that the fair value of our common stock for financial reporting purposes at February 28, 2012 was $1.25 per share.

On April 9, 2012, we awarded options to purchase 767,451 shares of our common stock to our employees under our existing stock incentive plan. On April 24, 2012, we awarded options to purchase 1,110,000 shares of our common stock to our employees and directors under our existing stock incentive plan. The options were granted with an exercise price of $1.25 per share, which was the fair value as of the date of grant as determined by our board of directors, based in part on the March 31, 2012 valuation described below.

In January 2012, we began discussion with underwriters regarding a potential IPO. During the remainder of the first quarter of 2012, we made significant progress in our preparation for a potential IPO, including engaging the underwriters for this offering, selecting outside counsel and preparing drafts of the prospectus for this offering. We initially filed our registration statement for this offering with the Securities and Exchange Commission on March 22, 2012. Our board of directors considered market conditions and a shorter time to an expected liquidity event when it determined the fair value of our common stock as of March 31, 2012. After consideration of these factors, we decided to use a probability-weighted expected return model, or PWERM, to determine our enterprise value and related allocation. This approach models potential future liquidity events and applies probabilities to each scenario. These future liquidity events are then discounted to present value and, after applying the relevant probability for each potential event, result in a probability-weighted equity value of a company. With the initial filing of the registration statement for this offering, the probability of an IPO has increased significantly in the near term. However, given the current market environment, specifically as it relates to life sciences companies, there is no certainty that there will be sufficient demand for this offering at a price that will be attractive enough to consummate the offering, or at all. As of March 31, 2012, we estimated the probability of an IPO in two to six months at 40%, an IPO in nine to twelve months at 30%, and remaining private with an exit in July 2013 or July 2014 at 30%. We anticipate that if we miss the two IPO windows the most likely exit event will be in the form of an acquisition. As a result, a 21% probability (based on 30% probability of remaining private multiplied by 70% probability of a merger or sale) was assigned to the backsolve method developed under an assumed merger or sale exit event and a 9% probability was assigned to the backsolve method developed under an assumed IPO exit event. We estimated the underlying equity value (enterprise value) to be $163.5 million for the March 31, 2012 valuation. A discount rate of 19% was applied, based on the industry cost of equity of public peer companies using the capital asset pricing model. The risk free rate used in our analysis ranged from 0.07% to 0.27% and the volatility ranged from 77% to 103% depending on the term assumption under each scenario. The results of the PWERM were reduced by a discount for lack of marketability of 11% for the two to six month scenario and 16% for the nine to 12 month and remaining private scenarios. This resulted in our board of directors determining that the fair value of our common stock was $1.25 per share as of March 31, 2012.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, including the successful completion of our clinical trials and the time to completing an IPO or sale, as well as the determination of the appropriate valuation methods at each valuation date. If we had made different assumptions, our share-based compensation expense could have been different. The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of our future stock price.

Valuation of Long-Lived and Intangible Assets and Goodwill

Acquired in-process research and development intangible assets represent the right to develop, use, sell or offer for sale intellectual property that we have acquired with respect to processes that have not been completed. These assets are required to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. At that time, we will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated. Acquired in-process research and development assets which are determined to have had a decrease in their fair value are adjusted to fair value with an impairment charge. Such assets are tested at least annually or when a triggering event occurs that could indicate a potential impairment.

If the associated research and development effort is abandoned, the related assets likely will be written-off and we will record a non-cash impairment loss on our consolidated statement of operations.

Intangible assets with definite useful lives will be amortized over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of intangible assets is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the assets exceed their estimated future undiscounted net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceed the fair value of the assets.

Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination accounted for by the acquisition method of accounting and is not amortized, but subject to impairment testing at least annually or when a triggering event occurs that could indicated a potential impairment. We test our goodwill annually for impairment each December 31 using Accounting Standards Update, or ASU, 2011-08, which allows a company the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity is no longer required to calculate the fair value of its reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

Results of Operations

Comparison of Three Month Periods Ended March 31, 2011 and 2012

The following table summarizes selected operating expense data for the three month periods ended March 31, 2011 and 2012:

	Three Month Period Ended
	March 31, 2011	March 31, 2012
	(In Thousands)
Operating Expenses:
Research and development expenses	$4,329	$6,771
General and administrative expenses	1,052	1,221
Acquisition related charges, net	(2,779)	268

Research and Development Expenses

Our research and development work since our inception is principally related to the activities associated with seeking approval to market dalbavancin in the United States and to a lesser extent in certain international markets. Such activities include clinical trial costs, trial product manufacturing and sourcing, and regulatory activities related to a potential NDA submission. Our research and development expenses in the three month period ended March 31, 2012 increased $2.5 million to $6.8 million from $4.3 million in the three month period ended March 31, 2011. The increase is due to the production of drug product for our clinical trials and acquisition of comparator products used in the clinical trials. Research and development expenses during the three month periods ended March 31, 2011 and 2012 included the following:

•

CRO and other clinical trial related expenses were $4.6 million for the three month period ended March 31, 2012, representing 69% of total research and development expenses during the period, and were principally comprised of expenses for clinical trial activities. CRO and other clinical trial expenses were $2.5 million for the three month period ended March 31, 2011.

•

Chemistry, manufacturing and control, or CMC, related expenses were $0.4 million for the three month period ended March 31, 2012, representing 6% of total research and development expenses during the period, and were principally comprised of production of active pharmaceutical ingredient, or API, production of clinical trial drug product and acquisition of comparator products used in the clinical trials. CMC related expenses were $0.9 million for the three month period ended March 31, 2011, and were principally comprised of production of clinical trial drug product and acquisition of comparator products used in the clinical trials.

•

Consulting fees were approximately $0.9 million for the three month period ended March 31, 2012, representing 14% of total research and development expenses during the period, and were comprised of $0.2 million for regulatory consultants, $0.3 million for CMC consultants and $0.4 million for clinical activity consultants, including database, microbiology, toxicology and pharmacology consultants. Consulting fees were $0.4 million for the three month period ended March 31, 2011, and were comprised of $0.3 million for CMC consultants and $0.1 million for clinical activity consultants, including database, microbiology and pharmacology consultants.

•

Payroll expenses were approximately $0.7 million for the three month period ended March 31, 2012, representing 10% of total research and development expenses during the period, and were principally comprised of salaries, payroll taxes and benefits for our employees in research and development. We had eight employees in research and development at March 31, 2012. Payroll expenses for the three month period ended March 31, 2012 also included share-based compensation expense for employees of approximately $28,000. Payroll expenses for the three month period ended March 31, 2011 were $0.6 million, which included $21,000 of share-based compensation expense.

General and Administrative Expenses

Our general and administrative expenses in the three month period ended March 31, 2012 increased $0.1 million to $1.2 million from $1.1 million in the three month period ended March 31, 2011. The increase related to our continued expansion efforts in preparation for the anticipated commercial launch of dalbavancin. General and administrative expenses during three month periods ended March 31, 2012 and 2011 included the following:

•

Payroll expense for the three month period ended March 31, 2012 was $0.5 million, representing 42% of total general and administrative expenses during the period, and was principally comprised of salaries, payroll taxes and benefits for our general and administrative employees. Payroll expense for the three month periods ended March 31, 2012 and 2011 included share-based compensation expense for employees of $0.2 million in each period.

•

Professional fee expense for the three month period ended March 31, 2012 was approximately $75,000, representing 7% of total general and administrative expenses during the period, and was principally comprised of fees for legal services. Professional fee expense of a similar nature was $0.2 million for the three month period ended March 31, 2011.

•

Consulting fees for the three month period ended March 31, 2012 were $0.1 million, representing 14% of total general and administrative expenses during the period, and were principally comprised of business development, public relations and finance consultants. Consulting fees of a similar nature were $0.1 million for the three month period ended March 31, 2011.

•

Occupancy and other operating expense for the three month ended March 31, 2012 was $0.2 million, representing 17% of total general and administrative expenses during the period, and was principally comprised of rent, utilities, office and other expenses. Occupancy and other operating expense of a similar nature was $0.2 million for the three month period ended March 31, 2011.

•

Non-employee share-based compensation expense for the three month period ended March 31, 2012 was approximately $7,400. Non-employee share-based compensation expense for the three month period ended March 31, 2011 was $0.3 million, representing 6% of total general and administrative expenses during the period, and was principally comprised of expense related to restricted stock awarded to a non-employee.

Acquisition Related Charges, Net

Acquisition related charges, net principally consists of two items. First, the increase in the charge is due to the accretion of the contingent liability related to the $25.0 million milestone payment that will be due upon the successful clinical development, regulatory approval and first commercial sale of dalbavancin. The offset to this charge is due to the accretion of the contingent asset due if we provided documentation that supported the position that a marketing approval for dalbavancin required more than one new Phase 3 clinical trial related to a partial refund of $6.0 million of the $10.0 million initial purchase price for dalbavancin. The contingent liability increased by $0.3 million for the three month period ended March 31, 2012 and $0.2 million for the three month period ended March 31, 2011, which is a charge to acquisition related charges, net. Such increase was due to accretion over the period. There was no change during either period in our estimate of the probability of success of obtaining regulatory approval of dalbavancin. Offsetting this amount in the three month period ended March 31, 2011 was an increase in the contingent asset, a credit to this account, of $3.0 million as we also increased our probability assumption for receiving the refund of $6.0 million, which was actually received in March 2011.

Income Taxes

We recorded an income tax benefit of $0.2 million for the three month period ended March 31, 2011. Such benefit was based on a 7% effective tax rate on pre-tax losses, after permanent expense items, and was recorded as an offset to certain deferred tax liabilities recorded in connection with the initial acquisition accounting recorded in December 2009. Once such deferred tax liabilities were fully offset, which occurred by the end of 2011, the additional losses generate net operating losses. Because these net operating losses are not more likely than not to be realized, there is a full valuation allowance recorded and no financial statement tax benefit was recorded in the three month period ended March 31, 2012.

As of March 31, 2012, we had United States federal and New Jersey state income tax net operating loss carryforwards of approximately $48.9 million. Our ability to utilize the United States net operating losses against future taxable income may be subject to annual limitations in future periods including from any common stock offering, including this offering, pursuant to the “change in ownership rules” under Section 382 of the Internal Revenue Code of 1986. In June 2012, we formed a wholly-owned foreign subsidiary to which we transferred the worldwide economic rights to dalbavancin. We expect this transaction to fully utilize all of our available federal and state net operating loss carryforwards and result in cash tax payments in the United States during 2012 estimated to be approximately $4.7 million. In accordance with ASC 810-10-45-8, we expect to record this payment as a deferred charge in other assets in our consolidated balance sheet and amortize it as a component of income tax expense in consolidated statements of operations over the estimated life of the intellectual property, beginning on the date of approval for commercial sale in a major worldwide market. We expect that this transaction will lower our blended statutory tax rate once we begin commercial sales of dalbavancin.

Comparison of Years Ended December 31, 2010 and 2011

We were incorporated on November 4, 2009. As a result, our results of operations reflect the period from November 4, 2009 (inception) to December 31, 2009 and the years ended December 31, 2010 and 2011. There is no comparable period for 2009.

The following table summarizes selected operating expense data for the period from inception (November 4, 2009) through December 31, 2009, the years ended December 31, 2010 and 2011 and the period from inception (November 4, 2009) to December 31, 2011 (as we are a development stage entity):

	Period from Inception (November 4, 2009) to December 31, 2009	Year Ended		Period from Inception (November 4, 2009) to December 31, 2011
		December 31, 2010	December 31, 2011
	(In Thousands)
Operating expenses:
Research and development expenses	$198	$4,818	$30,133	$35,149
General and administrative expenses	912	2,777	4,305	7,994
Acquisition related charges, net	26	6,300	1,121	7,447

Research and Development Expenses

Our research and development expenses in the year ended December 31, 2011 increased $25.3 million to $30.1 million from $4.8 million in the year ended December 31, 2010. The increase is due to the full scale clinical trial activities in 2011 and production of drug product for our clinical trials and acquisition of comparator products used in the clinical trials. Research and development expenses during the years ended December 31, 2011 and 2010 included the following:

•

CRO and other clinical trial related expenses were $18.3 million for the year ended December 31, 2011, representing 61% of total research and development expenses during the period, and were principally comprised of expenses for clinical trial activities. CRO and other clinical trial expenses were $0.9 million for the year ended December 31, 2010.

•

CMC related expenses were $7.0 million for the year ended December 31, 2011, representing 25% of total research and development expenses during the period, and were principally comprised of $2.1 million for production of API, $0.9 million for production of clinical trial drug product, and $3.7 million for acquisition of comparator products used in the clinical trials. CMC related expenses were $1.8 million for the year ended December 31, 2010, and were principally comprised of $0.4 million for production of clinical trial drug product and $1.0 million for acquisition of comparator products used in the clinical trials.

•

Consulting fees were $2.7 million for the year ended December 31, 2011, representing 9% of total research and development expenses during the period, and were principally comprised of $1.0 million for regulatory consultants, $0.7 million for CMC consultants and $0.9 million for clinical activity consultants, including database, microbiology, toxicology and pharmacology consultants. Consulting fees were $1.6 million for the year ended December 31, 2010, and were principally comprised of $0.4 million for regulatory consultants, $0.4 million for CMC consultants and $0.7 million for clinical activity consultants, including database, microbiology, toxicology and pharmacology consultants.

•

Payroll expenses were $2.2 million for the year ended December 31, 2011, representing 7% of total research and development expenses during the period, and were principally comprised of salaries, payroll taxes and benefits for our employees in research and development. We had eight employees in research and development at December 31, 2011. Payroll expenses for 2011 also included share-based compensation expense for employees of $0.1 million. Payroll expenses for the year ended December 31, 2010 were $0.5 million, which included $19,000 of share-based compensation expense.

Research and development expenses in the period from inception (November 4, 2009) to December 31, 2009 were limited due to the acquisition of dalbavancin in December 2009.

General and Administrative Expenses

Our general and administrative expenses in the year ended December 31, 2011 increased $1.5 million to $4.3 million from $2.8 million in the year ended December 31, 2010. The increase related to our continued expansion efforts in preparation for the anticipated commercial launch of dalbavancin. This includes the hiring of our executive management team in mid-2010. Therefore, 2011 has a full year of expense for those individuals. We also incurred certain expenses related to our contemplated IPO. General and administrative expenses during the years ended December 31, 2011 and 2010 included the following:

•

Payroll expense for the year ended December 31, 2011 was $2.1 million, representing 55% of total general and administrative expenses during the period, and was principally comprised of salaries, payroll taxes and benefits for our general and administrative employees. Payroll expense in 2011 included share-based compensation expense for employees of $0.6 million. Payroll expenses of a similar nature were $1.2 million in 2010, which included $0.3 million of share-based compensation.

•

Professional fee expense for the year ended December 31, 2011 was $0.7 million, representing 15% of total general and administrative expenses during the period, and was principally comprised of fees for audit, tax and legal services. Professional fee expense was $0.7 million in 2010 and was principally comprised of legal fees.

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Consulting fees for the year ended December 31, 2011 were $0.2 million, representing 4% of total general and administrative expenses during the period, and were principally comprised of business development, public relations and finance consultants. Consulting fees were $0.2 million in 2010.

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Occupancy and other operating expense for the year ended December 31, 2011 was $0.6 million, representing 14% of total general and administrative expenses during the period, and was principally comprised of rent, utilities, office and other expenses. Occupancy and other operating expense of a similar nature was $0.3 million in 2010.

•

Market research expense for the year ended December 31, 2011 was $0.5 million, representing 13% of total general and administrative expenses during the period. Market research expense was $0.1 million in 2010.

•

Non-employee share-based compensation expense for the year ended December 31, 2011 was $0.3 million, representing 6% of total general and administrative expenses during the period, and was principally comprised of expense related to restricted stock awarded to a non-employee. Share-based compensation expense related to the same restricted stock award was $0.1 million in 2010.

General and administrative expenses in the period from inception (November 4, 2009) to December 31, 2009 were $0.9 million and were principally comprised of legal fees related to the acquisition of dalbavancin and our formation. No other material operations were being conducted at that time.

Acquisition Related Charges, Net

For the period from inception (November 4, 2009) to December 31, 2009, acquisition related charges, net were $26,000 as there was no change in the probability for either contingency being achieved and the change was only due to accretion based on one month of time. For the year ended December 31, 2010, the contingent liability increased by $8.7 million, which is a charge to acquisition related charges, net. Such increase was due to accretion over the year combined with an increase in our estimate of the probability of success of obtaining regulatory approval of dalbavancin. Partially offsetting this amount in 2010 was an increase in the contingent asset, a credit to this account, of $2.4 million as we also increased our probability assumption for receiving the refund of $6.0 million at December 31, 2010. For the year ended December 31, 2011, the contingent liability continued to increase due to accretion and the increase in our estimate of the probability of success of obtaining regulatory approval of dalbavancin, which totaled $4.1 million. Again, partially offsetting this expense was a credit from the contingent asset which totaled $3.0 million as the $6.0 million refund was actually received in March 2011.

Income Taxes

We recorded an income tax benefit of $2.5 million for the year ended December 31, 2011, $2.9 million for the year ended December 31, 2010 and $0.4 million for the period from inception (November 4, 2009) to December 31, 2009. Such benefits are based on a 38% effective tax rate on pre-tax losses, adjusted for permanent expense items, and were recorded as an offset to certain deferred tax liabilities recorded in connection with the initial acquisition accounting recorded in December 2009. Once such deferred tax liabilities were fully offset, which occurred by the end of 2011, the additional losses generate net operating losses. Because these net operating losses are not more likely than not to be realized, there is a full valuation allowance recorded and no financial statement tax benefit recorded.

As of December 31, 2011, we had United States federal and New Jersey state income tax net operating loss carryforwards of approximately $42 million. Our ability to utilize the United States net operating losses against future taxable income may be subject to annual limitations in future periods including from any common stock offering, including this offering, pursuant to the “change in ownership rules” under Section 382 of the Internal Revenue Code of 1986.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have not generated any revenues. We have financed our operations to date primarily through private placements of our preferred stock. As of March 31, 2012, we had received $77.8 million in net proceeds from the issuance of our series A preferred stock. As of March 31, 2012, we had cash and cash equivalents totaling $25.3 million. Prior to the completion of this offering, our preferred stock purchase agreement with our existing investors provides for the funding of up to an additional $22 million from the sale of preferred stock under such agreements. We do not expect to draw this additional amount. We primarily invest our cash and cash equivalents in U.S. Treasury money market funds. The following table summarizes our cash flow activity for the period from inception (November 4, 2009) to December 31, 2009, the years ended December 31, 2010 and 2011 and for the three month periods ended March 31, 2011 and 2012:

	Period From Inception (November 4, 2009) to December 31, 2009	Year Ended		Three Month Period Ended March 31,
		December 31, 2010	December 31, 2011	2011	2012
			(In Thousands)
Net cash used in operating activities	$(374)	$(6,519)	$(27,358)	$1,451	$(6,939)
Net cash (used in) provided by investing activities	(10,000)	(40)	—	—	—
Net cash provided by financing activities	14,000	5,198	36,579	14,579	20,732

Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in the components of working capital. The increase in net cash used in 2011 was primarily related to the increased spending in research and development due to the advancement of our development program for dalbavancin. This was partially offset by the receipt of $6.0 million as a partial refund of our original purchase price from the acquisition. For the three month period ended March 31, 2011, cash provided by operating activities consisted primarily of the receipt of the partial refund of the purchase price for the acquisition, partially offset by spending on research and development related to the advancement of our development program for dalbavancin. For the three month period ended March 31, 2012, cash used in operating activities was primarily related to clinical trial activities for dalbavancin. We expect cash used in operating activities to continue to increase for the foreseeable future as we continue the development of and seek marketing approval for dalbavancin and, possibly, other product candidates. We are currently enrolling and dosing patients in two global Phase 3 clinical trials of dalbavancin. We expect to complete these Phase 3 clinical trials and have initial, top-line data available in the beginning of 2013. We expect that the total costs of such trials in 2012 will be approximately $42.7 million. In addition, we expect that certain other costs related to these trials and anticipated regulatory filings will be approximately $4.2 million in 2013.

Investing Activities

In the period from inception (November 4, 2009) to March 31, 2012, the cash used in investing activities related to the upfront $10.0 million purchase price paid for the acquisition of dalbavancin in December 2009.

Financing Activities

Net cash provided by financing activities is principally the result of the sale and issuance of an aggregate of 77 million shares of series A preferred stock at various times from inception through March 31, 2012.

Funding Requirements

Dalbavancin is still in clinical development. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of and seek marketing approval for dalbavancin and, possibly, other product candidates. We anticipate that our expenses will increase substantially in connection with completing our ongoing Phase 3 clinical trials of our lead product candidate, dalbavancin, and seeking marketing approval for dalbavancin. In addition, if we obtain marketing approval of dalbavancin, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses. Our expenses also will increase if and as we:

•	maintain, expand and protect our intellectual property portfolio;

•	in-license or acquire other products and technologies;

•	hire additional clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to complete the clinical development of, to seek marketing approval in the United States and the European Union for, and, if approved for the treatment of patients with abSSSI, to commercially launch dalbavancin in the United States and Western Europe. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. This estimate assumes, among other things, that, at our sole discretion pursuant to the terms of our agreement with Pfizer, we elect to defer for a period of up to five years payment of the $25 million milestone that we will become obligated to pay upon the first commercial sale of dalbavancin by delivering to Pfizer a promissory note for such amount. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. Our future capital requirements will depend on many factors, including:

•	the results of our ongoing Phase 3 clinical trials of dalbavancin;

•	the costs, timing and outcome of regulatory review of dalbavancin;

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the costs of commercialization activities for dalbavancin if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of marketing approval, revenue received from commercial sales of dalbavancin;

•	the costs of developing dalbavancin for additional indications;

•	our ability to establish collaborations on favorable terms, if at all;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we in-license or acquire other products and technologies; and

•	the scope, progress, results and costs of product development for our product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Upon completion of this offering, we will not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

We lease office space under a non-cancelable operating lease agreement expiring on December 31, 2012. As of December 31, 2011, the future minimum payments for the year ending December 31, 2012 amount to $241,680. We have no other fixed contractual obligations as of December 31, 2011 or March 31, 2012.

We have entered into a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply us with the drug substance for dalbavancin in the form of injectable grade powder. Under this agreement, Gnosis is required to manufacture and supply and we are required to purchase specified minimum annual purchase volumes of drug substance at specified prices. We currently have purchase commitments of approximately $21.5 million associated with the first three years of the initial five-year term of the agreement. We have agreed with Gnosis to define our purchase commitments for the subsequent two years of the initial term by a date specified in the agreement. Gnosis has agreed to produce a specified percentage of our worldwide demand for drug substance. The agreement expires on June 12, 2017, subject to automatic renewal for successive two-year periods.

We have entered into a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for our fill and finish services. Under this agreement, Hospira is required to supply and we are required to purchase a specified percentage of our commercial requirements of dalbavancin. We are also required to pay Hospira aggregate development fees of $1.7 million based on the occurrence of specified milestone events. Through December 31, 2011, we have paid $0.7 million of this amount. The agreement expires five years after the first commercial sale of dalbavancin, subject to an automatic renewal for an indefinite period.

Following the first commercial sale of dalbavancin for the treatment of abSSSI in the United States, the United Kingdom, Germany, Italy, Spain or France, we are obligated to pay Pfizer a milestone payment of $25 million. However, at our sole discretion, we may elect to defer the milestone payment for a period of up to five years if we deliver to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. We also have the option, in our sole discretion, exercisable at any time before a specified date following the FDA’s acceptance of our NDA for dalbavancin to make a one-time payment to Pfizer of $20 million in lieu of, and in full satisfaction of, our obligation to pay the $25 million milestone payment.

Following the first receipt of the first regulatory approval for dalbavancin in Japan, we are obligated to pay RaQualia Pharma, Inc., or RaQualia, a milestone payment of $2 million. We also agreed to pay RaQualia high single digit royalties of net sales of dalbavancin in Japan until the later of the tenth anniversary of the first commercial sale of dalbavancin in Japan and the last expiration of all patents owned by Durata or Vicuron as of December 2010 that cover the sale of dalbavancin in Japan.

We have employment agreements with certain employees which require the funding of a specific level of payments, if certain events, such as a change in control or termination without cause, occur.

In the course of normal business operations, we also have agreements with contract service providers to assist in the performance of our research and development and manufacturing activities. We can elect to discontinue the work under these agreements at any time. We could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require up front payments and even long-term commitments of cash.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under Securities and Exchange Commission rules.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to market risk related to changes in interest rates. We had cash and cash equivalents of $11.5 million as of December 31, 2011 and $25.3 million as of March 31, 2012, consisting of cash and money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term securities. Our available for sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

We contract with CROs and contract manufacturers globally. We may be subject to fluctuations in foreign currency rates in connection with certain of these agreements. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. As of March 31, 2012 and December 31, 2011 and 2010, substantially all of our total liabilities were denominated in the functional currency.

BUSINESS

Overview

We are a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. We are currently enrolling and dosing patients in two global Phase 3 clinical trials with our lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections, or abSSSI. We are conducting each of these Phase 3 clinical trials pursuant to special protocol agreements, or SPAs, with the U.S. Food and Drug Administration, or FDA, based on draft guidance issued by the FDA in 2010 for the development of drugs to treat abSSSI. We also designed these trials based on scientific advice that we received from the European Medicines Agency, or EMA, in December 2010 to meet the regulatory filing requirements in the European Union. We expect to complete these Phase 3 clinical trials and have initial, top-line data available in the beginning of 2013. If our ongoing Phase 3 clinical trials are successful, we plan to submit a new drug application, or NDA, to the FDA in the first half of 2013 and a marketing authorization application, or MAA, to the EMA in the second half of 2013. If approved, we intend to directly commercialize dalbavancin in the United States and Western Europe with a targeted hospital sales force and to utilize a variety of types of collaboration arrangements for commercialization in other markets.

Dalbavancin is an intravenous antibiotic product candidate designed for once-weekly dosing. We believe that dalbavancin’s once-weekly dosing will facilitate the treatment of patients with abSSSI in both the in-patient and out-patient settings by reducing the length of a patient’s hospital stay or avoiding hospital admission altogether and, ultimately, lowering the overall cost of care for these patients. Dalbavancin’s pharmacokinetic profile, which reflects the absorption, distribution and metabolism of a drug in the body, and its relatively long half-life compared to many currently available treatments result in continuous bactericidal, or bacteria killing, activity over a prolonged period of time following treatment. We believe that dalbavancin offers a number of other important potential advantages compared to currently available treatments for abSSSI, including a strong safety and tolerability profile, broad coverage and activity against Gram-positive bacteria, including resistant bacterial strains, suitability in a wide range of patients due to limited drug-drug interaction or need for therapeutic drug monitoring, and simpler administration that facilitates use in multiple settings. We believe that these potential advantages may provide a more rapid and effective cure for patients with abSSSI, greater patient compliance, improved safety outcomes, even with branded pricing at a premium to generic products, and lower overall cost of care.

Dalbavancin has already completed three Phase 3 clinical trials, in which more than 1,000 patients in total received dalbavancin. Dalbavancin achieved its primary efficacy endpoint in each of these three completed Phase 3 clinical trials when compared to linezolid, cefazolin or vancomycin, three of the standard-of-care agents for uncomplicated skin and skin structure infections, or uSSSI, and complicated skin and skin structure infections, or cSSSI. The primary efficacy endpoint in each of these completed clinical trials was non-inferiority of dalbavancin compared to the other drug being evaluated based on a pre-determined non-inferiority margin. Non-inferiority comparisons of drugs are the standards for antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between the antibiotics being evaluated. These Phase 3 clinical trials were completed in May and June 2004 and were designed and conducted pursuant to prior FDA guidelines, which the FDA revised in 2010 and are no longer in effect. Our two ongoing Phase 3 clinical trials are designed to compare dalbavancin to vancomycin, with an option to switch to oral linezolid, under the new FDA draft guidance. We recently conducted a retrospective analysis of the completed Phase 3 clinical trial comparing dalbavancin and linezolid and determined that dalbavancin could have achieved its primary endpoint if the trial had been designed and conducted under the new FDA draft guidance. In each of the previously completed clinical trials, dalbavancin was well tolerated and generated a large database of safety information. The rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date. Although we expect that, if successful, the results from our two ongoing Phase 3 clinical trials will form the primary basis for the FDA’s review of our planned NDA submission and for the evaluation of the efficacy, safety and overall benefit-risk relationship of dalbavancin for marketing approval, we also expect that the FDA will consider as part of its review the results of all submitted preclinical studies and clinical trials of dalbavancin, including the three previously completed Phase 3 clinical trials, as well as chemistry, manufacturing and control information in the NDA.

We own worldwide commercial rights to dalbavancin. Our worldwide rights are royalty free, other than in Japan, where we are obligated to pay royalties on net sales of dalbavancin. We will also owe a single milestone payment following the first commercial sale of dalbavancin in the United States or one of five major European markets, which we have the right to defer for up to five years. Our dalbavancin rights include three U.S. patents covering dalbavancin’s use and formulation. Each of these patents is scheduled to expire in 2023, and any one, but not all, of these U.S. patents may be eligible for patent term extension. In addition, if dalbavancin is approved by the EMA, we expect that dalbavancin will qualify for eight years of data exclusivity and an additional two years of marketing exclusivity in the European Union.

Our Strategy

Our goal is to become a fully integrated pharmaceutical company that develops and commercializes specialist oriented therapeutics in areas of high unmet medical need for patients with infectious diseases and acute illness. Key elements of our strategy to achieve this goal are:

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Complete dalbavancin clinical development in its lead indication (abSSSI). Dalbavancin previously achieved its primary efficacy endpoint in three completed Phase 3 clinical trials in patients with skin and skin structure infections, and we have two ongoing Phase 3 clinical trials with dalbavancin for abSSSI. The first ongoing clinical trial commenced enrollment in April 2011. The second ongoing clinical trial commenced enrollment in July 2011 and is being conducted in parallel with the first. We expect to complete these Phase 3 clinical trials and have initial, top-line data available at the beginning of 2013.

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Obtain regulatory approval for dalbavancin in the United States and subsequently in the European Union. We are conducting each of our ongoing Phase 3 clinical trials pursuant to SPAs with the FDA based on new draft guidance issued by the FDA in 2010. We also designed these trials based on scientific advice that we received from the EMA in December 2010 to meet the regulatory filing requirements in the European Union. If our ongoing Phase 3 clinical trials are successful, we plan to submit an NDA to the FDA in the first half of 2013 and an MAA to the EMA in the second half of 2013.

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Maximize the commercial potential of dalbavancin. If approved, we intend to directly commercialize dalbavancin in the United States and Western Europe with a targeted hospital sales force and to utilize a variety of types of collaboration arrangements for commercialization in other markets. We believe that dalbavancin’s pharmacokinetic profile will allow it to be used to treat patients successfully in hospital, emergency room and out-patient clinic settings, with the out-patient clinic setting increasing in importance over time due to a changing reimbursement landscape and resulting health economic advantages. We expect to establish a highly educated health resources group of regional medical directors to communicate with doctors and payors about the intended treatment and compliance benefits of dalbavancin and the potential for dalbavancin to reduce the length of a patients’ hospital stay or avoid hospital admission altogether.

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Pursue development of dalbavancin in additional indications. If dalbavancin receives marketing approval, we expect our initial label to be limited to abSSSI caused by susceptible Gram-positive bacteria. We are pursuing development of dalbavancin in additional indications, including osteomyelitis, diabetic foot infection and pneumonia, as well as new formulations.

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Opportunistically in-license or acquire additional clinical stage product candidates or approved products in our area of focus. We intend to enhance our product pipeline through strategically in-licensing or acquiring clinical stage product candidates or approved products for the hospital and acute care markets. We believe that our focus on the acute care and hospital markets will make us an attractive partner for companies seeking to out-license products or product candidates in our areas of focus.

Background

Antibiotic Market Overview

Bacteria are broadly classified as Gram-positive or Gram-negative. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. According to Arlington Medical Resources, or AMR, a Decision Resources Group company and a leading provider of medical data from hospitals and other healthcare facilities, 84% of all abSSSI and 94% of cellulitis are caused by Gram-positive bacteria. Common Gram-positive bacteria that can result in abSSSI include species of Staphylococcus, such as Methicillin-Resistant Staphylococcus aureus, or MRSA, and species of Streptococcus. Gram-positive bacteria can also cause other serious illness, including osteomyelitis, community- and hospital-acquired bacterial pneumonia and diabetic foot infection.

Antibiotics that treat bacterial infections can be classified as broad spectrum, focused spectrum or narrow spectrum. Antibiotics that are active against both Gram-positive and Gram-negative bacteria are referred to as broad spectrum. Those that are active against either Gram-positive or Gram-negative bacteria, but not both, are referred to as focused spectrum. Antibiotics that are active only against a select subset of Gram-positive or Gram-negative are referred to as narrow spectrum. Because it usually takes from 24 to 48 hours from the time the specimen is received in the laboratory to definitively diagnose a particular bacterial infection, effective first-line treatment in hospital emergency departments of serious infections requires the use of broad-spectrum antibiotics or focused spectrum antibiotics with activity against Gram-positive bacteria, including coverage of MRSA, until the bacterial infection can be diagnosed.

Currently, the most widely prescribed antibiotic for treating Gram-positive infections in the United States is vancomycin, which is available in both branded and generic versions. Vancomycin and other generic antibiotics account for a substantial number of the injectable antibiotic units utilized in the United States. According to AMR, vancomycin alone is used for approximately 7.2 million days of treatment annually for patients with abSSSI at risk for MRSA. However, because of an increase in MRSA infections that are resistant to treatment with vancomycin and the need to dose vancomycin multiple times per day, more effective antibiotics and antibiotics with less-frequent dosing schedules are gaining a larger share of the market for the treatment of MRSA infections. According to publicly available financial information, three major branded antibiotics, daptomycin (marketed as Cubicin), tigecycline (marketed as Tygacil) and linezolid (marketed as Zyvox), recorded overall sales of approximately $1.5 billion in the United States in 2011. Based on information from AMR, we believe that approximately $510 million of these sales were solely related to the treatment of abSSSI.

The issue of antibiotic-resistant bacterial infections has been widely recognized as an increasingly urgent public health threat, including by the World Health Organization, the Centers for Disease Control and Prevention and the Infectious Disease Society of America. Antibiotic resistance has limited the effectiveness of many existing drugs, and the discovery of new antibiotics to address resistance has not kept pace with the increasing incidence of difficult-to-treat microorganisms. A particular clinical concern relates to the appearance and spread of community-acquired MRSA. According to the Infectious Diseases Society of America, the estimated cost to the U.S. healthcare system of antibiotic-resistant infections is approximately $21 billion to $34 billion annually, a substantial portion of which is due to increased length of stay. According to AMR, approximately 18.1% of all antibiotic usage in the hospital setting is for treatment of abSSSI.

Although difficult to precisely estimate, based on our analysis of data from AMR and other industry sources, we believe that in the United States there are approximately 35 million days of treatment annually for patients with abSSSI that are at risk for MRSA utilizing intravenous antibiotics, with approximately 75% of these treatments occurring in the hospital setting and the remaining 25% occurring in the out-patient setting. This market is significantly larger when expanded to include Methicillin-Sensitive Staphylococcus aureus, or MSSA, treatments and oral step-down therapies prescribed to patients in connection with their discharge from the hospital. We believe that dalbavancin will also be appropriate for use in both the MSSA and oral step-down segments of treatment. We expect the number of treatment days in the out-patient setting to grow at a faster rate than in the hospital in-patient setting as a result of increased use of current agents in the out-patient setting as well as the potential use, if approved, of product candidates with more convenient dosing schedules.

Limitations of Currently Available Treatment Options

Treatment for abSSSI typically begins in the out-patient or emergency room setting, where physicians often treat abSSSI patients with a first-line antibiotic, such as vancomycin. The initial infusion of antibiotics can be a time-consuming process, taking up space and resources in both settings. Because most currently available treatments require multi-day dosing, after initial treatment physicians may admit abSSSI patients to the hospital depending on the severity of the infection and out of concern about patients complying with their dosing regimen. The multi-day stays required for hospital treatment include significant overhead cost and an increased threat of the spread of MRSA, both to and from a particular patient. In addition, because hospitals can be both an expensive and unpleasant treatment setting for patients, the patients may leave the hospital during the course of treatment and not seek further treatment unless the infection returns. This failure to continue treatment may cause patients to then be readmitted to the hospital, which in turn may result in the imposition of reimbursement penalties on the hospital and higher overall cost to the healthcare system.

Despite widespread use, currently available treatment options have significant limitations in the treatment of abSSSI. These limitations include:

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Dosing Schedule, Duration and Compliance. Most current intravenous treatment options typically require multiple infusions per day for up to 14 days. The required infusions can be as long as two hours per dose. Because of the duration and frequency of dosing required for current injectable treatment options, including vancomycin, lack of patient compliance may reduce the effectiveness of a treatment. For example, vancomycin is generally administered every six or twelve hours with a 60 to 120 minute infusion time, intravenous Zyvox is administered twice a day with a 30 to 120 minute infusion time, and Tygacil is administered twice a day with a 30 to 60 minute infusion time. Although Cubicin has an infusion time of two minutes as one of its dosing options, Cubicin is administered daily for seven to 14 days. Some oral treatments are available and do not require prolonged hospital stays, but patients receiving oral treatments have significantly lower compliance rates and, as a result, may be at increased risk for hospital readmission.

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Safety, Tolerability and Suitability of Use. Many current treatment options are associated with adverse events, including allergic reactions, kidney damage, renal toxicity and high rates of vomiting and nausea. Vancomycin, for example, is associated with infusion reactions and can cause kidney damage or renal toxicity, loss of balance, or vestibular toxicity, and loss of hearing, or oto-toxicity, in certain patients. In addition, adjusting the dosage of vancomycin requires frequent therapeutic drug monitoring to ensure safe administration. Zyvox is associated with bone marrow suppression and contraindicated for use in patients taking monoamine oxidase inhibitors, a class of drugs used as anti-depressants, and should not be used without careful observation in people taking selective serotonin reuptake inhibitors, a class of drugs commonly used as anti-depressants, among other uses. Tygacil is generally not used as a front-line antibiotic due to a potentially greater risk of mortality as compared to the active comparators in clinical trials and high rates of vomiting and nausea. Cubicin has been associated with the development of antibiotic resistance during the course of therapy, a reduction of efficacy in patients with moderate renal insufficiency and a side effect profile that includes muscle damage. In vivo potency at the prescribed dose can be limited by restrictions around the amount of drug delivered stemming from safety concerns surrounding some currently available treatments.

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Spectrum of Coverage, Resistance Profile and Potency. Some of the most frequently prescribed currently available treatment options are narrow spectrum drugs, which prevents their use as a monotherapy for the first-line treatment of serious bacterial infections in which a broader spectrum of coverage is required. Of the most frequently prescribed currently available treatments for abSSSI, only Tygacil is broad spectrum. The predominant branded oral medication on the market, Zyvox, is a narrow spectrum drug. Other currently available treatments, such as vancomycin and Cubicin, are focused spectrum drugs and active against Gram-positive bacteria, but are beginning to show signs of bacterial resistance. For example, there have been recent reports of resistance developing during treatment with Cubicin and concerns about an increasing frequency of strains of S. aureus with reduced susceptibility to vancomycin.

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Cidality. Antibiotics are either bactericidal or bacteriostatic. Bactericidal antibiotics kill the bacterial pathogen directly, which is particularly important for patients with weakened immune systems that cannot effectively eradicate the infecting bacteria on their own. Numerous currently available treatment options, including both Zyvox and Tygacil, are bacteriostatic, which means that although they stop bacteria from growing or reproducing, the patient’s own immune system must be strong enough to kill the static bacteria itself. Because of the short half-life of many currently available bactericidal treatment options, such as vancomycin and Cubicin, the killing effects of these drugs is limited by the duration of the drug in the blood, and these drugs do not exhibit bactericidal activity for a prolonged, or continuous, period following administration.

Dalbavancin

Overview

Dalbavancin is a second generation, semi-synthetic lipoglycopeptide designed for once-weekly intravenous dosing. We are initially developing dalbavancin for the treatment of patients with abSSSI caused by Gram-positive bacteria, such as S. aureus, including Methicillin-Resistant and multi-drug resistant strains, and certain Streptococcal species. We are enrolling and dosing patients in two global Phase 3 clinical trials with dalbavancin. Dalbavancin previously completed three other Phase 3 clinical trials in May and June 2004 pursuant to prior FDA guidelines that are no longer in effect, in which more than 1,000 patients in total received dalbavancin. Dalbavancin achieved its primary efficacy endpoint of non-inferiority in evaluable patients’ clinical response at test of cure, 28 days following therapy, in each of these three completed Phase 3 clinical trials when compared to linezolid, cefazolin or vancomycin, three of the standard-of-care agents for uSSSI and cSSSI. In these trials, dalbavancin was well tolerated and generated a large database of safety information. The rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date.

After Vicuron Pharmaceuticals Inc., or Vicuron, filed an NDA for dalbavancin with the FDA in December 2004, Pfizer Inc., or Pfizer, acquired Vicuron in September 2005. In July 2007, Pfizer filed an MAA for dalbavancin with the EMA. Between 2005 and 2007, the FDA issued three approvable letters relating to the NDA filed in 2004 for dalbavancin. The first two approvable letters raised, in part, open items on the manufacturing process of dalbavancin. After addressing the first approvable letter by making changes to the manufacturing process, Pfizer made additional changes to the manufacturing process, resulting in a second approvable letter. The third approvable letter in part requested that Pfizer justify the non-inferiority margin used for the then-current Phase 3 clinical trial comparing dalbavancin and cefazolin. In addition, the EMA questioned the approvability of Pfizer’s MAA application based on remaining objections that a single pivotal trial in cSSSI did not provide sufficiently robust data and that patients enrolled in the trial were not sick enough to support use in the desired indication. In September 2008, Pfizer globally withdrew all marketing applications while it considered conducting a second pivotal trial for the treatment of cSSSI in adults.

We acquired our rights to dalbavancin through our acquisition of Vicuron from Pfizer in December 2009. In 2010, the FDA issued new draft guidance for the study of abSSSI. The purpose of this new guidance was to address many of the uncertainties regarding the FDA’s expectations concerning clinical trials for abSSSI. As part of the new draft guidance, the FDA re-evaluated the types of skin and skin structure infections that should be included in clinical trials to support an indication for treatment. The FDA termed these types of infections abSSSI rather than uSSSI or cSSSI. We recently conducted a retrospective analysis of the completed Phase 3 clinical trial comparing dalbavancin and linezolid, which had been considered a pivotal clinical trial, and determined that dalbavancin could have achieved its primary endpoint if the trial had been designed and conducted under the new FDA draft guidance. In addition, as part of the new draft guidance, the FDA requested that sponsors of drugs for the treatment of abSSSI include additional measurements of lesion size in their evaluation of efficacy that the FDA believes to be more objective and less susceptible to interpretation by investigators.

Based on discussions with the FDA in June 2010 and in anticipation of the publication of the FDA draft guidance, we resumed development of dalbavancin. We also received scientific advice from the EMA on our clinical program in December 2010, including with respect to the design of a new trial to support the abSSSI indication. In preparation for Phase 3 clinical development of dalbavancin pursuant to the new FDA draft guidance, we conducted a Phase 2 clinical trial with the primary objective of defining the variability regarding measurement of lesion size with a ruler when the same investigator measures the lesion on two different occasions, referred to as intra-observer variability, or when different investigators measure the same lesion, referred to as inter-observer variability. We have also negotiated two SPAs with the FDA and begun dosing patients in our two ongoing Phase 3 clinical trials. In addition, we successfully completed the dosing of one QT study and one Phase 1 clinical trial to evaluate the plasma concentration, safety and tolerability of administration of dalbavancin in a single 1,500 mg dose, and have commenced dosing in one pharmacokinetic Phase 1 clinical trial in the Japanese population. We have also begun manufacturing drug substance with a new third-party manufacturer and had clinical supplies of dalbavancin manufactured at an additional source.

Differentiating Factors of Dalbavancin

The use of dalbavancin in any treatment setting may have significant advantages over currently available treatments. By limiting or eliminating the admission of patients for treatment in the hospital, we believe use of dalbavancin could reduce overall cost of abSSSI to the healthcare system, improve patient compliance and decrease the spread and cost of MRSA. Although generic vancomycin is a relatively inexpensive drug, the overhead costs of treatment with vancomycin can be very high. Among other costs, treatment with multi-day antibiotics such as vancomycin may require the insertion of a peripherally inserted central catheter, or PICC, line to deliver the drug and either overnight hospital stays or, if a patient is treated on an out-patient basis, at least daily follow-up visits. We believe that treatment with dalbavancin, even with branded pricing at a premium to generic products, would generally be less costly overall than treatment with a generic antibiotic, such as vancomycin.

Dalbavancin is designed for once-weekly administration, contains the complete first week of treatment in the initial dose and is continuously bactericidal. We believe these attributes could allow doctors to administer dalbavancin to certain patients and release them without admission to the hospital, with confidence in the patients’ antibiotic treatment. Dalbavancin can be delivered through any intravenous catheter, which can be removed after dosing is complete, so that there is no need for insertion of a PICC line. Additionally, we believe that because dalbavancin’s second dose occurs seven days after the first dose, dalbavancin is particularly well suited for use in an emergency room or out-patient setting. In both the emergency room and the out-patient settings, a patient could be diagnosed, treated with the initial dose and released all in a few hours without admission to the hospital, with just one follow-up visit to complete treatment seven days later. We believe that this short, infrequent dosing would be less disruptive to a patient than currently available treatments and would allow doctors to send patients home directly from the emergency room or out-patient setting, rather than admitting patients to the hospital.

We also believe dalbavancin could provide significant therapeutic and economic benefits when administered in the hospital in-patient setting. Because treatment with dalbavancin requires only two doses one week apart, use of dalbavancin in the hospital may make an overall hospital stay shorter and less expensive. We believe that after dosing a patient with the initial infusion of dalbavancin, hospitals could discharge the patient after only a short stay and then schedule a follow-up appointment for the second infusion. This second appointment would serve the dual purpose of allowing a doctor to reexamine the patient and to administer the second dose of dalbavancin, all while limiting the duration of the patient’s hospital stay.

We believe that with effective treatment of patients outside the hospital, the use of dalbavancin could decrease the threat of the spread of MRSA, both to and from a particular patient. We also believe that limiting the admission of patients for further treatment in the hospital and avoiding patient compliance and MRSA concerns could decrease readmission rates of patients with abSSSI and therefore increase reimbursement rates for hospitals. As the healthcare system evolves with new programs seeking to reduce cost and provide better care for patients, we expect that accountable coordinated care models will begin to subject hospitals to quality bonuses or penalties from both government and commercial payors. The accountability metrics, which we expect to be implemented over the next few years, include reduced hospital readmissions, reduced healthcare-acquired infections, minimizing exposure to bundled payments and other improvements based on quality and cost of care.

In addition, limiting the admission of patients for further treatment in the hospital may decrease the risk of improper admission of patients for one-day stays under audits conducted pursuant to government payor rules.

Other potential benefits of dalbavancin include the following:

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Dosing Schedule, Duration and Compliance. We believe that dalbavancin’s pharmacokinetic profile supports once-weekly dosing with a 30 minute infusion time, which may reduce the length of an abSSSI patient’s hospital stay or avoid hospital admission altogether and, ultimately, lower the overall cost of care and lower the incidence of bacterial resistance to dalbavancin. We believe that once-weekly dosing will improve patient compliance compared to many currently existing treatment options that require dosing multiple times per day for up to 14 days. As shown in the graph below, over time, in clinical trials conducted to date, dalbavancin maintains high plasma concentration, which is critical to a drug’s effectiveness in treating abSSSI, compared to vancomycin. Each peak on the graph represents the administration of a dose of either dalbavancin or vancomycin. With respect to dalbavancin, the first peak represents a 1,000 mg dose and the second peak represents a 500 mg dose. With respect to vancomycin, each peak represents a 1,000 mg dose.

All of the completed Phase 3 clinical trials for dalbavancin were conducted using the same dosing regimen that we are evaluating in our ongoing Phase 3 clinical trials and that is covered by an issued U.S. patent.

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Safety, Tolerability and Suitability of Use. Dalbavancin has been well tolerated in all completed clinical trials to date, which included dosing of over 1,000 patients with dalbavancin. Notwithstanding dalbavancin’s relatively long half-life, the rate and duration of adverse events in clinical trials to date for dalbavancin are similar to that of the comparator drugs used in the trials, and we have not observed any negative drug-drug interactions with dalbavancin in clinical development to date. Results from clinical trials of dalbavancin indicate that there is no need to adjust dosing for patients of different body weights and that therapeutic drug monitoring will not be required for the use of dalbavancin. Our clinical data also suggest that the only dosing adjustment required is for patients with severe renal impairment and that this adjustment would be to maintain appropriate drug concentration and exposure rather than as a response to any safety concern.

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Spectrum of Coverage, Resistance Profile and Potency. In an in vitro assessment, the potency of dalbavancin was 16 to 32 times greater than that of vancomycin against Staphylococci, including MRSA. In vitro potency is measured by determining the concentration of a drug needed to inhibit the growth of 90% of a panel of bacterial strains isolated from patients, referred to as a MIC90 measurement. A lower MIC90 indicates greater potency against a particular bacterium. Based on this in vitro assessment, dalbavancin has a low MIC90 value (≤0.06 µg/ml) against S. aureus, including MRSA, compared to vancomycin (1 or 2µg/ml). Over approximately ten years of study, dalbavancin has been tested against more than 60,000 Staphylococcal clinical isolates, but has not yet shown evidence of bacterial resistance. We believe dalbavancin’s potency and activity against Gram-positive bacteria and its ability to date in avoiding resistance would make it a strong candidate for use in first-line treatment against bacterial infections.

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Cidality. Dalbavancin’s relatively long half-life means that dalbavancin is bactericidal over a prolonged period of time following treatment, as opposed to only a short period after administration. We believe this continuous bactericidal attribute, and the corresponding decrease in number of doses that must be given to treat each infection, means bacteria are less likely to develop a resistance to dalbavancin over time.

Based on a survey that we commissioned, approximately 69% of the 150 physicians who responded, consisting of 50 hospitalists, 50 infectious disease doctors and 50 emergency room doctors, ranked dalbavancin’s product profile at “8” or higher on a scale of “1” to “10,” with “1” corresponding with “very poor” and “10” corresponding with “excellent.” In addition, in this survey, physicians also favorably ranked specific attributes of dalbavancin’s product profile, such as its dosing schedule and compliance levels, and indicated that dalbavancin could allow many patients that are currently treated in the hospital to be treated on an outpatient basis.

Clinical Experience

Dalbavancin has completed a total of fifteen Phase 3, Phase 2 and Phase 1 clinical trials, over approximately ten years, in which more than 1,000 patients have been dosed with dalbavancin. These clinical trials assessed more than 60,000 isolates, from over 390 centers worldwide, the majority of which were Staphylococci and Streptococci, in particular species that are relevant to abSSSI, including MRSA and multiple resistant isolates.

Ongoing Phase 3 Clinical Trials

Based on the draft guidance issued by the FDA in August 2010 regarding expectations from sponsors and clinical trials for abSSSI, we negotiated two SPAs with the FDA for the clinical development of dalbavancin. Based on these SPAs, we are currently enrolling patients in two global multicenter, double-blind, double-dummy, randomized, controlled pivotal Phase 3 clinical trials to compare the clinical efficacy of dalbavancin to vancomycin, with the option to switch to oral linezolid after three days of dosing, for the treatment of patients with suspected or proven Gram-positive abSSSI. We are using the same two dose regimen for dalbavancin in these trials that has been used in each Phase 3 clinical trial for dalbavancin conducted to date, with a 1,000 mg dose administered on day 1 and a 500 mg dose administered on day 8. All patients randomized to active dalbavancin also will receive placebos to mimic the comparator regimen, which includes placebo intravenous infusions to mimic vancomycin and oral placebos to mimic linezolid. Patients randomized to active vancomycin/linezolid also will receive placebo intravenous infusions on days 1 and 8 to mimic dalbavancin. Pharmacists at each trial site are unblinded to the dosing regimens while the clinical investigators and patients remain blinded.

The primary outcome measure will be a comparison of clinical response at 48 to 72 hours following initiation of treatment, based on the cessation of the spread of the lesion and body temperature. To achieve this primary outcome measure, we must demonstrate non-inferiority of dalbavancin compared to vancomycin based on a pre-determined non-inferiority margin. Non-inferiority comparisons of drugs are the standards for antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between the antibiotics being evaluated. The pre-specified non-inferiority margin in our ongoing Phase 3 clinical trials is 10%.

The trial protocol provides for a secondary outcome measure of non-inferiority of clinical response at the end of treatment, which is 14 days following initiation of treatment, based on the investigator’s assessment of the resolution or improvement of all signs and symptoms of the infection. Based on input from the EMA during our scientific advice discussions we expect that this secondary outcome measurement will serve as the primary measure of efficacy for our MAA submission to the EMA.

Patients enrolled in these two Phase 3 clinical trials are required to have at baseline a minimum abSSSI lesion size of 75 cm2 and at least one systemic manifestation of infection, based on fever or a minimum white blood cell count. We plan to enroll approximately 556 patients in each ongoing Phase 3 clinical trial and are conducting the two clinical trials simultaneously. We expect to conduct the first Phase 3 clinical trial at approximately 80 to 90 sites and the second Phase 3 clinical trial at approximately 120 to 150 sites, in each case, in North America, Europe, Asia and Africa. As of April 30, 2012, we had enrolled approximately 368 patients in the first Phase 3 clinical trial and approximately 168 patients in the second Phase 3 clinical trial. We plan to perform an interim analysis of 60% of the blinded enrolled patients in our second ongoing Phase 3 clinical trial to determine whether to enroll additional patients in order to gather additional data in this trial. A recent interim analysis of 60% of the blinded enrolled patients in the first Phase 3 clinical trial indicated that we did not need to increase the number of patients we intend to enroll in this trial because the observed clinical response was consistent with the point estimate used in determining the trial sample size.

We expect to complete these ongoing Phase 3 clinical trials and have initial, top-line data available by the beginning of 2013 and, if these trials are successful, submit an NDA to the FDA in the first half of 2013 and an MAA to the EMA in the second half of 2013. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of the receipt of a standard non-priority NDA to review and act on the submission. However, newly proposed PDUFA agreements may change this goal to 12 months for standard NDAs for new molecular entities. After the efficacy and safety of dalbavancin are further defined in the ongoing Phase 3 clinical trials of abSSSI, we also plan to submit a pediatric development plan to the FDA and EMA for review and comment.

Recently Completed Phase 2 Clinical Trial

We recently completed a non-interventional observational Phase 2 clinical trial to determine the inter- and intra-observer variability regarding lesion size when measured with a ruler. We have submitted the results of this Phase 2 clinical trial to the FDA to support our use of these measurement methods in our ongoing Phase 3 clinical trials. The SPAs we reached with the FDA for our ongoing Phase 3 clinical trials incorporate both the draft FDA guidance issued in 2010 and the methods derived from our Phase 2 clinical trial into the design of the ongoing Phase 3 clinical trials of dalbavancin for abSSSI. These clinical trials require physical and laboratory measurements of the extent and severity of the skin infections that are relatively independent of the traditional physicians’ global assessment of clinical outcome.

Recent Phase 1 Clinical Trials

We commenced dosing in a thorough QT study in April 2011 to evaluate the electrocardiographic effects of a therapeutic dose of 1,000 mg and a supratherapeutic dose of 1,500 mg of dalbavancin relative to a positive control of moxifloxacin and a placebo control. We had previously established tolerability of a single 1,500 mg supratherapeutic dose in a Phase 1 clinical trial in which we dosed eight healthy adults. We enrolled 200 healthy adult male and female subjects in our thorough QT study, with 50 subjects in each treatment group. In this trial, we found no impact of dalbavancin on cardiac conduction.

We commenced dosing in a Phase 1 clinical trial in June 2011 to evaluate the pharmacokinetics, safety and tolerability of a 1,000 mg dose of dalbavancin administered to healthy Japanese adults. As of April 30, 2012, we have enrolled 15 active and three placebo subjects in this trial.

Completed Phase 3 Clinical Trials

Dalbavancin has been studied in three completed Phase 3 clinical trials.

Phase 3 Clinical Trial Comparing Dalbavancin to Cefazolin for uSSSI. The first Phase 3 clinical trial was a randomized, double-blind, controlled study that compared the clinical efficacy and safety of dalbavancin in the treatment of uSSSI relative to cefazolin. Patients received either a 1,000 mg intravenous dose of dalbavancin on day 1 with the option to follow with a 500 mg dose on day 8, with a possible switch to an oral placebo given every six hours, or a 500 mg dose of intravenous cefazolin every eight hours, with a possible switch to a 500 mg dose of oral cephalexin every six hours. In each case, dosing occurred over seven to 14 days, and a total of 367 patients were dosed with dalbavancin. The trial was conducted at 70 sites in seven countries. In this trial, dalbavancin met the primary endpoint of non-inferiority. The pre-specified non-inferiority margin in this trial was -12.5%. Efficacy was assessed by determining clinical and microbiological responses at the end of therapy and at the test of cure visit, a subsequent visit 14 days later. The primary endpoint was based on an analysis of data on a per protocol basis in the clinically evaluable population at the test of cure visit, which includes data only from patients who complied with the trial protocol. Dalbavancin was effective in 89.1% of patients and cefazolin was effective in 89.1% of patients. Based on an intent to treat analysis, which includes data from all patients enrolled in the trial, dalbavancin was effective in 76.0% of patients and cefazolin was effective in 75.8% of patients. The table below summarizes the success rates of patients dosed with dalbavancin and cefazolin on both a per protocol and intent to treat basis. The table also shows the 95% confidence interval, or 95% CI, of non-inferiority of dalbavancin compared to cefazolin. A 95% CI is a statistical determination that demonstrates the range of possible differences in the point estimates of success that will arise 95% of the time the endpoint is measured. Non-inferiority is based on a lower limit of the difference of the two point estimates of success falling above a pre-determined amount.

Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=266)	Cefazolin (N=147)	(95% CI)	Dalbavancin (N=367)	Cefazolin (N=186)	(95% CI)
237 (89.1%)	131 (89.1%)	(-6.8, 6.8)	279 (76.0%)	141 (75.8%)	(-7.7, 8.2)

Phase 3 Clinical Trial Comparing Dalbavancin to Linezolid for cSSSI Caused by Gram-positive Pathogens. The second Phase 3 clinical trial was a randomized, double-blind, controlled study that compared the clinical efficacy and safety of dalbavancin relative to linezolid in cSSSI caused by Gram-positive pathogens. A secondary objective was to compare microbiological efficacy and obtain pharmacokinetic and pharmacodynamic data for dalbavancin. Patients received either a 1,000 mg intravenous dose of dalbavancin on day 1 and a 500 mg dose on day 8, with a possible switch to an oral placebo given every twelve hours, or a 600 mg dose of intravenous linezolid every twelve hours, with a possible switch to a 600 mg dose of oral linezolid every twelve hours. In each case, dosing occurred over 14 days, and a total of 571 patients were dosed with dalbavancin. The trial was conducted at 65 sites in seven countries. The pre-specified non-inferiority margin in this trial was -12.5%. In this trial, dalbavancin met the primary endpoint of non-inferiority. Efficacy was assessed by determining clinical and microbiological responses at the end of therapy and at the test of cure visit, a subsequent visit 14 days later. The primary endpoint was based on an analysis of data on a per protocol basis in the clinically evaluable population at the test of cure visit, which includes data only from patients who complied with the trial protocol. Dalbavancin was effective in 88.9% of patients and linezolid was effective in 91.2% of patients. Based on an intent to treat analysis of data from this clinical trial, dalbavancin was effective in 76.5% of patients and linezolid was effective in 82.7% of patients. In connection with its review of the NDA for dalbavancin, the FDA conducted a separate analysis of the same data. The FDA reassessed, among other things, data from patients who were considered failures in the trial results submitted as part of the NDA. In the FDA’s analysis, dalbavancin was effective on a per protocol basis in 88.3% of patients and linezolid was effective in 89.6% of patients. Based on the FDA’s separate intent to treat analysis of data from this clinical trial, dalbavancin was effective in 73.2% of patients and linezolid was effective in 75.3% of patients. The tables below summarize the success rates of patients dosed with dalbavancin and linezolid on both a per protocol and intent to treat basis using the original trial protocol and the FDA’s separate analysis of the same data. The tables also show the 95% CI of non-inferiority of dalbavancin compared to linezolid.

Original Analysis

Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=434)	Linezolid (N=226)	(95% CI)	Dalbavancin (N=571)	Linezolid (N=283)	(95% CI)
386 (88.9%)	206 (91.2%)	(-7.3, 2.9)	437 (76.5%)	234 (82.7%)	(-12.0, - 0.3)

FDA Analysis
Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=392)	Linezolid (N=211)	(95% CI)	Dalbavancin (N=523)	Linezolid (N=263)	(95% CI)
346 (88.3%)	189 (89.6%)	(-6.9, 4.3)	383 (73.2%)	198 (75.3%)	(-8.8, -4.7)

Phase 3 Clinical Trial Comparing Dalbavancin to Vancomycin for Skin and Skin Structure Infections Known or Suspected to be Due to MRSA. The third Phase 3 clinical trial was a randomized, open-label controlled study that evaluated the clinical and microbiological efficacy, safety and tolerability of dalbavancin relative to vancomycin in the treatment of adults with skin and skin structure infections known or suspected to be due to MRSA. Patients received either a 1,000 mg intravenous dose of dalbavancin on day 1 and a 500 mg dose on day 8 or a 1,000 mg dose of intravenous vancomycin every twelve hours, with a possible switch to a 500 mg dose of oral cephalexin every six hours following parenteral therapy if the pathogen was susceptible. Dosing occurred over 14 days for patients with cSSSI and either 7 or 14 days for patients with uSSSI, and a total of 107 patients were dosed with dalbavancin. The trial was conducted at 22 sites in two countries. The pre-specified non-inferiority margin in this trial was -20.0%. In this trial, dalbavancin met the primary endpoint of non-inferiority. Efficacy was assessed by determining clinical and microbiological responses at the end of therapy and at the test of cure visit, a subsequent visit 14 days later. Based on the primary analysis of the data from this clinical trial performed on a per protocol basis, dalbavancin was effective in 89.9% and vancomycin was effective in 86.7% of patients. Based on an intent to treat analysis of data from this clinical trial, dalbavancin was effective in 86.0% of patients and vancomycin was effective in 65.3% of patients. The table below summarizes the success rates of patients dosed with dalbavancin and vancomycin on both a per protocol and intent to treat basis. The table also shows the 95% CI of non-inferiority of dalbavancin compared to vancomycin.

Per Protocol (Number (%) of Patients)			Intent to Treat (Number (%) of Patients)
Dalbavancin (N=79)	Vancomycin (N=30)	(95% CI)	Dalbavancin (N=107)	Vancomycin (N=49)	(95% CI)
71 (88.9%)	26 (86.7%)	(-13.0, 19.4)	92 (86.0%)	32 (65.3%)	(4.3, 37.0)

In the three completed Phase 3 clinical trials and in two previously completed Phase 2 clinical trials, dalbavancin exhibited a level of side effects that is typically lower than or equal to comparators. The integrated results from these trials are summarized below for each type of adverse event or serious adverse event, including deadly and life-threatening adverse events, by both the number and percent of patients exhibiting the corresponding adverse event after dosing with dalbavancin or the comparator used in the clinical trial. The first table below shows the adverse events occurring in greater than 2% of patients receiving dalbavancin or the comparator drug, by specific adverse event. Certain of the results do not include a listing of the sub-type of adverse event and are therefore “not otherwise specified”, or NOS. The second table below shows the total number of patients that experienced one or more adverse event or a serious adverse event while using dalbavancin or the comparator used in the clinical trial.

Adverse Events Occurring in More Than 2% of Patients Receiving Dalbavancin

Phase 2/3 Integrated Database

(Number (%) of Patients)

Adverse Event	Total Dalbavancin (N = 1126)	Total Comparator (N = 573)
Patients with at least one adverse event	585 (52.0%)	326 (56.9%)
Nausea	69 (6.1%)	47 (8.2%)
Diarrhea NOS	63 (5.6%)	39 (6.8%)
Headache	54 (4.8%)	33 (5.8%)
Constipation	40 (3.6%)	29 (3.3%)
Vomiting NOS	40 (3.6%)	26 (4.5%)
Urinary tract infection NOS	34 (3.0%)	12 (2.1%)
Anemia NOS	31 (2.8%)	12 (2.1%)
Rash NOS	29 (2.6%)	13 (2.3%)
Pruritus	25 (2.2%)	14 (2.4%)

Overview of Adverse Events

Phase 2/3 Integrated Database

(Number (%) of Patients)

Patients With:	Total Dalbavancin (N = 1126)	Total Comparator (N = 573)
At least one adverse event	585 (52.0%)	362 (56.9%)
At least one treatment-related adverse event	248 (22.0%)	157 (27.4%)
At least one serious adverse event	92 (8.2%)	54 (9.4%)
At least one treatment-related serious adverse event	2 (0.2%)	5 (0.9%)
At least one adverse event leading to discontinuation of study drug	39 (3.5%)	22 (3.8%)
Deaths	9 (0.8%)	7 (1.2%)
Deaths due to treatment-related adverse event	0	0

In the three completed Phase 3 clinical trials and two completed Phase 2 clinical trials, the duration of adverse events exhibited by dalbavancin tended to be shorter than or equal to the duration of the adverse events exhibited by comparators. The integrated results from these trials are summarized below for the percent of adverse events exhibited and the corresponding number of days for which that percent of adverse events was exhibited after dosing with dalbavancin or the comparator used in the clinical trial.

Overview of Duration of Adverse Events

Phase 2/3 Integrated Database

Future Clinical Development Plans

We are pursuing development of dalbavancin in additional indications, as well as new formulations:

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Osteomyelitis. Osteomyelitis is an infection of the bone that generally requires four to eight weeks of intravenous therapy. It can occur as a result of a bloodstream infection that subsequently seeds the bone or from penetration through the skin or contiguous structures, including as a consequence of trauma. Infections can be acute or chronic. Patients present with fever or chills, bone pain and malaise. The difficulty in achieving adequate antibiotic penetration of the bone requires a prolonged duration of intravenous therapy, usually for the duration of the treatment interval. In addition to disease in adults, we believe there is also a need for additional therapeutic options in pediatric patients with osteomyelitis that provides a favorable efficacy and safety profile, as well as increased compliance through weekly, directly observed dosing. The estimated patient population of osteomyelitis is approximately 200,000 patients annually in the United States. We believe dalbavancin’s intermittent dosing and bone penetration observed in in vivo preclinical testing make it a suitable drug for the treatment of osteomyelitis. We recently completed dosing in an eight-week, open-label Phase 1 clinical trial in connection with our development of dalbavancin for osteomyelitis. This trial enrolled a total of 18 healthy volunteers. Six subjects received dosing for four weeks, six subjects for six weeks and six subjects for eight weeks. The purpose of the trial was to assess the safety of longer term dosing of dalbavancin. We plan to initiate a Phase 1 clinical trial to measure the penetration of dalbavancin into the bone in the second half of 2012. We expect the results of both these trials to be available in 2013.

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Diabetic Foot Infection. Diabetic foot infections, or DFI, are typically complicated by micro- and macro-arterial insufficiency, peripheral neuropathy and chronic neuropathic ulcers, and can involve deep tissues, including bones and joints. MRSA is involved in up to 23% of DFI. In more serious DFI, long term systemic antibacterial treatment of up to four weeks is often required, and longer courses are often indicated in DFI complicated by bone involvement. The estimated patient population of DFIs is approximately 340,000 patients annually in the United States. Because treatment of DFI with currently available treatment options requires up to four week dosing, we believe dalbavancin’s intermittent dosing schedule and the results from past clinical trials with respect to MRSA could make dalbavancin an effective treatment for DFI. We expect to initiate a Phase 2 clinical trial in patients with DFI in 2013 and the results to be available in late 2014 or early 2015. We expect that the trial will be open-label and assess the efficacy, safety and tolerability of dalbavancin in patients with diabetic foot ulcers.

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Community-Acquired Bacterial Pneumonia Requiring Hospitalization. Community-acquired bacterial pneumonia, or CABP, is a leading cause of morbidity and mortality. Overall mortality from CABP remains relatively high, ranging from 5.1% for patients hospitalized or treated in an ambulatory setting to 36.5% for patients treated in an intensive care unit. The estimated patient population of CABP is approximately 5.6 million patients annually. We believe that dalbavancin’s potential benefits in the out-patient setting could avoid a hospital visit for CABP if the condition is otherwise manageable. We expect to initiate a Phase 1 clinical trial for CABP in 2013.

Commercialization Strategy and Organization

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. If approved, we intend to directly commercialize dalbavancin in the United States and Western Europe with a targeted hospital sales force and to utilize a variety of types of collaboration arrangements for commercialization in other markets. Prior to receiving approval we plan to establish a health resources group of approximately five to ten regional medical directors with higher science degrees, including M.D.s, Ph.D.s and Pharm.D.s, to target the hospital, emergency room, and out-patient settings and to familiarize the doctors in these settings with dalbavancin. We expect that our regional medical directors would also work with hospitals, provider organizations and payors to demonstrate that use of dalbavancin may reduce the length of a patients’ hospital stay or avoid hospital admission altogether, which we believe would lower the total cost of treatment of abSSSI when treated with dalbavancin. Then, if dalbavancin is approved, we plan to have our sales force and other support organizations target all three settings simultaneously as we believe there is significant overlap in the target audience in each setting.

We expect that our health resources group will work with doctors in the infectious disease field to answer questions regarding dalbavancin’s clinical results, conduct medical education events regarding the emerging science regarding dalbavancin’s pharmacokinetic profile and build awareness of dalbavancin. If dalbavancin is approved by the FDA, we plan to build a commercial infrastructure to launch dalbavancin in the United States. We expect to direct our sales and marketing efforts at the approximately 2,000 hospitals and out-patient acute care settings that we believe account for a substantial majority of the potential market for dalbavancin. We expect that our commercial infrastructure would be comprised of a targeted hospital sales force led by several experienced sales management personnel, an internal marketing and medical affairs staff, a reimbursement support team, a hospital formulary specialist team and a specialty distribution team. We estimate that an initial sales force of approximately 100 representatives could successfully target key institutions, out-patient clinics, emergency rooms and ambulatory treatment centers.

At the time of expected approval, we plan to have in place a patient support group to assist patients with information requests, reimbursement logistics and assistance, and provide educational materials. We expect that our sales infrastructure will also include managed markets personnel to establish and direct reimbursement activities with third-party payors, such as managed care organizations, group-purchasing organizations, infectious disease group networks and government accounts. We may need to hire personnel to fill some of these functions in advance of the anticipated approval date.

We currently intend to focus our initial commercial efforts on the U.S. and Western European markets, which we believe represent the largest market opportunities for dalbavancin. In addition, we believe that Eastern Europe, Asia and Latin America represent significant opportunities because of the particular importance of out-patient treatment settings in these markets. Although we are currently evaluating our commercialization strategy outside the United States and Western Europe, we intend to seek to commercialize dalbavancin in these markets through a variety of types of collaboration arrangements with leading pharmaceutical and biotechnology companies.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents intended to cover our product candidates and compositions, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will significantly depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary position.

As of April 30, 2012, our dalbavancin patent portfolio included three issued U.S. patents, three U.S. patent applications and foreign counterparts to these patents and patent applications. The dalbavancin patent portfolio is owned by our wholly-owned subsidiary, Vicuron. The three issued U.S. patents in this portfolio consist of a method-of-treatment patent, a dosage-form patent and a formulation patent, all of which have statutory expiration dates in 2023. The method-of-treatment patent claims a once-weekly dalbavancin regimen. In particular, it recites a method comprising the administration of at least two doses of dalbavancin to treat a bacterial infection, the amount of the doses and the interval between doses. The related pending U.S. applications also relate to methods of treatment. Any U.S. patents that may issue from these applications would have a statutory expiration date in 2023. The U.S. Patent and Trademark Office has allowed one of the three pending U.S. applications. The allowed application contains claims similar to the issued method-of-treatment patent, but recites a broader dosage range. Patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for dalbavancin.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval, or PMA, may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug are extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

We own worldwide commercial rights to dalbavancin. Our worldwide rights are royalty free, other than in Japan, where we are obligated to pay royalties on net sales of dalbavancin. We will also owe a single milestone payment following the first commercial sale of dalbavancin in the United States or one of five major European markets, which we have the right to defer for up to five years. Our dalbavancin rights include three U.S. patents covering dalbavancin’s use and formulation. Although each of these patents is scheduled to expire in 2023, any one, but not all, of these U.S. patents may be eligible for patent term extension. Moreover, if and when dalbavancin receives approval by the FDA, we expect to apply to list each of the issued patents that cover the approved dalbavancin formulation and method of use in the Approved Drug Products with Therapeutic Equivalence Evaluations, commonly referred to as the Orange Book.

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our trade secrets and proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.

Acquisition of Vicuron From Pfizer

In December 2009, we acquired all of the outstanding shares of capital stock of Vicuron from Pfizer. We paid total upfront consideration of $10 million for the Vicuron shares and dalbavancin inventory that we acquired pursuant to a separate inventory transfer agreement with Pfizer Overseas LLC. In March 2011, Pfizer refunded to us $6 million of the initial purchase price under the terms of our stock purchase agreement, based on documentation we provided that supported the position that marketing approval for dalbavancin required more than one new Phase 3 clinical trial. Following the first commercial sale of dalbavancin for the treatment of abSSSI in the United States, the United Kingdom, Germany, Italy, Spain or France, we are obligated to pay Pfizer an additional milestone payment of $25 million. However, at our sole discretion, we may elect to defer the milestone payment for a period of up to five years if we deliver to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. We also have the option, in our sole discretion, exercisable at any time before a specified date following the FDA’s acceptance of our NDA for dalbavancin to make a one-time payment to Pfizer of $20 million in lieu of, and in full satisfaction of, our obligation to pay the $25 million milestone payment. Prior to paying the milestone payment to Pfizer, we may effect a change of control, as defined in the stock purchase agreement with Pfizer, or sell, exclusively license or otherwise transfer all or substantially all of our or Vicuron’s rights, title and interest in and to dalbavancin only if such transaction is with a qualified successor or with Pfizer’s prior written consent. For purposes of the stock purchase agreement, a qualified successor is a company with a specified market capitalization, tangible net worth and debt to equity ratio. If Pfizer consents to a transaction with a company that is not a qualified successor, the interest rate on the promissory note with respect to the $25 million milestone payment will increase to 14% per annum.

Acquisition of Dalbavancin Commercial Rights in Japan From RaQualia Pharma Inc.

In December 2010, we acquired from RaQualia Pharma Inc., or RaQualia, rights to commercialize dalbavancin in Japan, which Pfizer had previously granted to RaQualia pursuant to a marketing rights agreement. We paid RaQualia upfront consideration of $350,000 for the termination of the marketing rights agreement. Following the first receipt of the first regulatory approval for dalbavancin in Japan, we are obligated to pay RaQualia an additional milestone payment of $2 million. We also agreed to pay RaQualia high single digit royalties of net sales of dalbavancin in Japan until the later of the tenth anniversary of the first commercial sale of dalbavancin in Japan and the last expiration of all patents owned by Durata or Vicuron as of December 2010 that cover the sale of dalbavancin in Japan. If we fail to use reasonable efforts to file a regulatory approval application in Japan for dalbavancin within a specified time, RaQualia has the right to regain commercial rights to dalbavancin in Japan.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our clinical experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of dalbavancin, if approved, are likely to be its efficacy, safety, convenience, price, use in out-patient settings, the level of generic competition and the availability of reimbursement from government and other third party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected because in many cases insurers or other third party payors seek to encourage the use of generic products. Our industry is highly competitive and is currently dominated by generic vancomycin, which generated sales of approximately $189 million in the United States in 2011 and represented a majority of courses prescribed. Additional products are expected to become available on a generic basis over the coming years. If dalbavancin is approved, we expect that it will be priced at a significant premium over competitive generic products.

Our potential competitors include large pharmaceutical and biotechnology companies, and specialty pharmaceutical and generic drug companies, including Pfizer, which markets Zyvox (linezolid) and Tygacil (tigecycline), Cubist Pharmaceuticals, Inc., which markets Cubicin (daptomycin), Theravance, Inc., which markets Vibativ (telavancin), Forest Laboratories, Inc., which markets Teflaro (ceftaroline), Sanofi-Aventis Ltd., which markets Targocid (teicoplanin), and various producers of generic vancomycin. Further, we expect that product candidates currently in late stage development, or that could enter late stage clinical development in the near future, may represent significant competition if approved. These include oritavancin (under development by The Medicines Company for administration in a single dose with a three-hour infusion time), tedizolid phosphate (under development by Trius Therapeutics, Inc.), fusidic acid (under development by Cempra, Inc.), delafloxin (under development by Rib-X Pharmaceuticals, Inc.), PTK 0796 (under development by Paratek Pharmaceuticals, Inc.), BC-3781 (under development by Nabriva Therapeutics AG), TP-434 (under development by Tetraphase Pharmaceuticals, Inc.) and JNJ-Q2 (under development by Furiex Pharmaceuticals, Inc.). Many of these companies may have significantly greater resources than we have. If approved, we believe that dalbavancin’s features, including its convenient dosing, compliance and efficacy with respect to MRSA, will differentiate it from existing products currently marketed for the treatment of abSSSI.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of dalbavancin and have limited personnel with manufacturing experience. We currently rely on and expect to continue to rely on third-party contract manufacturers to manufacture clinical supplies and commercial quantities of dalbavancin and other drug substances and drug product candidates if and when approved for marketing by applicable regulatory authorities.

We currently rely on one third-party manufacturer to supply us with dalbavancin drug substance and another third-party manufacturer to conduct fill and finish services. Our third-party manufacturers have successfully manufactured clinical supplies of dalbavancin meeting all of our release specifications. We believe that both of our current manufacturers are capable of producing commercial quantities of dalbavancin.

We have entered into a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply us with the drug substance for dalbavancin in the form of injectable grade powder. We previously obtained our supplies of drug substance from Gnosis on a purchase order basis. Under this agreement, Gnosis is required to manufacture and supply and we are required to purchase specified minimum annual purchase volumes of drug substance at specified prices. Gnosis has agreed to produce a specified percentage of our worldwide demand for drug substance.

The agreement expires on June 12, 2017, subject to automatic renewal for successive two-year periods. Either party may elect not to renew the agreement by providing 12 months prior written notice before the end of the initial term or the then-current renewal term. Either party may terminate the agreement for the other party’s uncured material breach or upon the occurrence of specified bankruptcy events.

If Gnosis should become unavailable to us for any reason for the supply of drug substance, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. In the event Gnosis breaches its supply obligations as specified in the agreement, we may engage an alternate supplier to supply us with drug substance until Gnosis demonstrates to our reasonable satisfaction that Gnosis has fully remedied such supply failure. Gnosis must reasonably assist us in establishing and validating such alternative supplier, including providing consulting assistance and conducting a technology transfer with respect to the manufacturing process for drug substance.

The agreement includes customary supply terms, including product specifications, price, payment terms, requirements forecasting, delivery mechanics and quality assurance. Under the agreement, Gnosis will negotiate with us a technical and quality agreement pursuant to which Gnosis will conduct all quality control and release testing for drug substance.

We have identified a possible secondary supplier of drug substance and are currently engaged in a technology transfer process with this manufacturer.

We have entered into a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for our fill and finish services. Under this agreement, Hospira is required to supply and we are required to purchase a specified percentage of our commercial requirements of dalbavancin. We are also required to pay Hospira aggregate development fees of $1.7 million based on the occurrence of specified milestone events. Through March 31, 2012, we have paid $0.7 million of this amount. The agreement expires five years after the first commercial sale of dalbavancin, subject to an automatic renewal for an indefinite period. Either party may terminate the agreement with 24 months prior notice before the end of the initial term or during the renewal term. In addition, either party may terminate the product development activities under the agreement following consultation with the other party if the terminating party determines that the development of dalbavancin is not technically or commercially feasible using commercially reasonable efforts. Either party may terminate the agreement with six months prior notice if dalbavancin has not received regulatory approval by December 31, 2015. Finally, either party may terminate the agreement for the other party’s uncured material breach or upon the occurrence of specified bankruptcy events.

If Hospira should become unavailable to us for any reason for fill and finish services, we believe that there are a number of potential replacements, although we might incur some delay in identifying or qualifying such replacements. The agreement includes customary supply terms, including product specifications, batch size requirements, price, payment terms, requirements forecasting, delivery mechanics and quality assurance.

Prior to the time of expected approval of dalbavancin, we intend to have quantities of drug supply manufactured sufficient to meet demand for the first year following commercial launch. We believe this approach will decrease the risk inherent in relying on third-party manufacturers. All lots of drug substance and drug products used in clinical trials are manufactured under current good manufacturing practices.

Government Regulation and Product Approval

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

U.S. Drug Approval Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug or biological product for each indication;

•	submission to the FDA of a new drug application, or NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess its potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Special Protocol Assessment

The special protocol assessment process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial adequately address objectives in support of a regulatory submission. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. We are conducting each of our ongoing Phase 3 clinical trials pursuant to SPAs with the FDA, based on draft guidance issued by the FDA in 2010 for the development of drugs to treat abSSSI.

Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the special protocol assessment process, the FDA may revoke or alter its agreement under the following circumstances:

•	public health concerns emerge that were unrecognized at the time of the protocol assessment;

•	a sponsor fails to follow a protocol that was agreed upon with the FDA;

•	the relevant data, assumptions, or information provided by the sponsor in a request for SPA change, are found to be false statements or misstatements, or are found to omit relevant facts; or

•	the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the PDUFA guidelines that are currently in effect, the FDA has a goal of ten months from the date of the receipt of a standard non-priority NDA to review and act on the submission. However, newly proposed PDUFA agreements may change this goal to 12 months for standard NDAs for new molecular entities.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized by the Food and Drug Administration Amendments Act of 2007, or FDAAA, an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all.

If the FDA’s evaluation of the NDA and inspection of the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. The FDA previously issued three approvable letters (predecessors to current “complete response” letters) regarding dalbavancin as further described in Dalbavancin—Overview.

Even if the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious aspect of a serious or life threatening condition and will fill an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Newly proposed PDUFA agreements may change the priority review goal to eight months from the receipt of the NDA for a new molecular entity granted priority review. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, a sponsor of a drug receiving accelerated approval must perform post-marketing studies to validate the surrogate endpoint or otherwise confirm the effect of the drug on a clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Exclusivity and Approval of Competing Products

Hatch-Waxman Exclusivity

Market and data exclusivity provisions under the FDCA can delay the submission or the approval of certain applications for competing products. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company that references the previously approved drug. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA or 505(b)(2) NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, strengths or dosage forms of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent exclusivity periods described above. This six-month exclusivity may be granted based on the voluntary completion of a pediatric study or studies in accordance with an FDA-issued “Written Request” for such a study or studies.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active moiety and is intended for the same use as the previously approved orphan drug. For purposes of large molecule drugs, the FDA defines “same drug” as a drug that contains the same principal molecular structural features, but not necessarily all of the same structural features, and is intended for the same use as the drug in question. Notwithstanding the above definitions, a drug that is clinically superior to an orphan drug will not be considered the “same drug” and thus will not be blocked by orphan drug exclusivity.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition.

The FDA also administers a clinical research grants program, whereby researchers may compete for funding to conduct clinical trials to support the approval of drugs, biologics, medical devices, and medical foods for rare diseases and conditions. An application for an orphan grant should propose one discrete clinical study to facilitate FDA approval of the product for a rare disease or condition. The study may address an unapproved new product or an unapproved new use for a product already on the market.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

European Union Drug Approval Process

To obtain marketing approval of a drug under European Union regulatory systems, we may submit MAAs either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of patients. We intend to submit an MAA for dalbavancin to the EMA under the centralized procedure. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the Committee of Medicinal Products for Human Use, or the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease, such as heavy disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

For the EMA, a Pediatric Investigation Plan, or a request for waiver or deferral, is required for submission prior to submitting an MAA for use for drugs in pediatric populations.

In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from assessing a generic (abbreviated) application for eight years, after which generic marketing authorization can be submitted but not approved for two years. Even if a compound is considered to be a new chemical entity and the sponsor is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the drug if such company can complete a full MAA with a complete human clinical trial database and obtain marketing approval of its product.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product once coverage is approved. Third party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the approved drugs for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the drug product candidates that we are developing and could adversely affect our net revenue and results.

Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the PPACA and a related reconciliation bill, which we collectively refer to as the Affordable Care Act or ACA, contain provisions that may reduce the profitability of drug products, including, for example, increased rebates for covered out-patient drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. For example, the FDAAA and PPACA provisions discussed above were enacted in 2007 and 2010, respectively. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance, policies or interpretations changed or what the impact of such changes, if any, may be.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•

the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under federally funded healthcare programs such as Medicare and Medicaid;

•

the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•

the federal transparency requirements under the Health Care Reform Law will require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•

analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Legal Proceedings

We are not currently subject to any material legal proceedings.

Employees

As of April 30, 2012, we had 18 employees. All of our employees are engaged in administration, finance, clinical, regulatory and business development functions. We believe our relations with our employees are good.

Property and Facilities

We currently occupy a small amount of office space in Morristown, New Jersey, pursuant to an agreement that will expire on December 31, 2012. We believe this office space is adequate for our current needs and that additional or replacement space will be available on commercially reasonable terms as needed. We also plan to open an additional office in Connecticut, which will provide space for research and development, clinical and regulatory functions.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of April 30, 2012.

Name	Age	Position
Paul R. Edick	56	Chief Executive Officer and Director
Corey N. Fishman	47	Chief Operating Officer
Michael W. Dunne, M.D.	52	Chief Medical Officer
John Shannon	50	Chief Commercial Officer
Brenton K. Ahrens (2)(3)	49	Director
Richard U. De Schutter (2)(3)	71	Director
Dov A. Goldstein, M.D. (1)	44	Director
James I. Healy, M.D., Ph.D. (2)(3)	47	Director
George F. Horner III (1)	67	Director
Ronald M. Hunt (2)	47	Director
Kevin C. O’Boyle (1)	56	Director
Nicole Vitullo (1)(3)	54	Director

(1)	Member of the Audit Committee.
(2)	Member of the Organization and Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Paul R. Edick has served as our Chief Executive Officer and as a member of our board of directors since July 2010. From 2008 to 2010, Mr. Edick served as Chief Executive Officer of GANIC Pharmaceuticals, Inc. From 2006 to 2008, Mr. Edick served as Chief Executive Officer of MedPointe Inc. until its acquisition by Meda AB. Mr. Edick also serves as a member of the board of directors of Newlink Genetics Corporation. From 2008 to 2011, Mr. Edick served as Chairman of the board of directors of LifeCycle Pharma A/S. Mr. Edick holds a B.A. in Psychology from Hamilton College in Clinton, New York. We believe that Mr. Edick’s extensive pharmaceutical industry experience with companies at various stages of development give him the qualifications and skills to serve as a director.

Corey N. Fishman has served as our Chief Operating Officer since August 2010. From 2008 to 2010, Mr. Fishman served as Chief Financial Officer of GANIC Pharmaceuticals, Inc. From 2006 to 2008, he served as Chief Financial Officer of MedPointe Inc. until its acquisition by Meda AB. Mr. Fishman holds a B.A. in Economics from the University of Illinois at Urbana-Champaign and an M.S.M. in Finance from the Krannert School of Management at Purdue University.

Michael W. Dunne, M.D. has served as our Chief Medical Officer since September 2010. Dr. Dunne served as our acting Chief Medical Officer on a consulting basis from December 2009 to September 2010. From 1992 to 2009, Dr. Dunne served in a variety of roles in connection with the clinical development of numerous infectious disease compounds at Pfizer Inc., or Pfizer, including as the Vice President, Therapeutic Head of Development for Infectious Disease from 2001 to 2009. Dr. Dunne holds a B.A. in Economics from Northwestern University and an M.D. from the State University of New York Health Sciences Center. He completed his internal medicine residency and fellowships in infectious diseases and pulmonary medicine at Yale University School of Medicine.

John Shannon has served as our Chief Commercial Officer since March 2012. From 2002 until 2012, Mr. Shannon served in a variety of roles at Baxter International Inc., including as General Manager—US Biopharm Business from 2010 to 2011, Vice President Marketing, North America from 2004 to 2010, and Vice President, Renal US Marketing and Business Development from 2002 to 2004. Mr. Shannon holds a B.S. from Western Illinois University.

Brenton K. Ahrens has served as a member of our board of directors since December 2009. Mr. Ahrens is a general partner with Canaan Partners and has been with the firm since 1999. Mr. Ahrens also serves as a member of the board of directors of several private biopharmaceutical companies, including Kalidex Pharmaceuticals, Inc., Elevation Pharmaceuticals Inc. and Relievant MedSystems, Inc. Mr. Ahrens holds a B.S. and an M.S. in mechanical engineering from the University of Dayton and an M.B.A. from the Tuck School of Business at Dartmouth College. We believe that Mr. Ahrens’ extensive experience as a venture capital investor and his service on the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director and provide the board with valuable insight into a broad range of issues related to our business activities at this stage in our development.

Richard U. De Schutter has served as a member of our board of directors since April 2012. Mr. De Schutter has been the chairman of the board of directors of Incyte Corporation since 2004. Mr. De Schutter previously served as chairman of the board of directors and Chief Executive Officer of DuPont Pharmaceuticals Company, Chief Administrative Officer of Pharmacia Corporation, Vice Chairman and Chief Administrative Officer of Monsanto Company and Chief Executive Officer of G.D. Searle & Co. Mr. De Schutter also serves as a member of the board of directors of Smith and Nephew plc and several privately held companies. He also served as a member of board of directors of Ecolab, Inc. from 2004 to 2010 and Varian, Inc. from 2001 until its acquisition by Agilent Technologies, Inc. in 2010. Mr. De Schutter holds a B.S. and an M.S. in Chemical Engineering from the University of Arizona, and completed the Executive Management program at Columbia Business School. We believe that Mr. De Schutter’s career in the pharmaceutical industry, including extensive experience as an executive and service on the boards of directors of other biopharmaceutical companies, gives him the qualifications and skills to serve as a director.

Dov A. Goldstein, M.D. has served as a member of our board of directors since December 2009. Dr. Goldstein has been a partner at Aisling Capital since 2008 and was employed as a principal at Aisling Capital from 2006 to 2008. From 2000 to 2005, Dr. Goldstein served as Chief Financial Officer of Vicuron Pharmaceuticals Inc., which was acquired by Pfizer in September 2005. Dr. Goldstein also serves as a member of the board of directors of ADMA Biologics, Inc. and Cempra, Inc. Dr. Goldstein holds a B.S. in biology from Stanford University, an M.D. from the Yale School of Medicine and an M.B.A. from the Columbia Business School. We believe that Dr. Goldstein’s medical training and his experience in the biopharmaceutical industry as a venture capital investor, as an executive of Vicuron and a member of the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director, including a valuable perspective on our business.

James I. Healy, M.D., Ph.D. has served as a member of our board of directors since December 2009. Dr. Healy has been a general partner at Sofinnova Ventures since 2000. Dr. Healy also serves as a member of the board of directors of Anthera Pharmaceuticals, Inc., Amarin Corporation plc and InterMune, Inc. From 2001 to 2007, Dr. Healy served as a member of the board of directors of CoTherix, Inc. Dr. Healy holds B.A. degrees in Molecular Biology and Scandinavian Studies from the University of California at Berkeley, an M.D. from Stanford University’s School of Medicine through the Medical Scientist Training Program and a Ph.D. in Immunology from Stanford University. We believe that Dr. Healy’s medical training and his extensive experience in the biopharmaceutical industry, including as a venture capital investor and a member of the boards of directors of other biopharmaceutical companies, give him the qualifications and skills to serve as a director and provide the board with valuable insight into a broad range of issues related to our business activities at this stage in our development.

George F. Horner III has served as a member of our board of directors since December 2009. Mr. Horner serves as chairman of the board of directors of Omthera Pharmaceuticals, Inc., Creabilis SA and DBV Technologies—siège social. From 2009 to 2010, Mr. Horner served as Executive In Residence at Sofinnova Ventures. From 2006 to 2008, Mr. Horner served as the President and Chief Executive Officer of Prestwick Pharmaceuticals, Inc., until it was sold to Biovail Corp. From 2006 to 2009, he served as a member of the board of directors of Endo Pharmaceuticals Holdings Inc. From 1996 until 2005, Mr. Horner served as President, Chief Executive Officer and as a member of the board of directors of Vicuron until its acquisition by Pfizer in September 2005. Mr. Horner holds an A.B. from Belmont Abbey College. We believe that Mr. Horner’s 40-year career in the biotechnology sector, including extensive experience as an executive in a number of private and public companies, including Vicuron, and his service on the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director and provide the board with valuable insight into a broad range of issues related to our business activities at this stage in our development.

Ronald M. Hunt has served as a member of our board of directors since November 2009. Mr. Hunt has been a Managing Director and Member of New Leaf Venture Partners, L.L.C. since 2005. Mr. Hunt previously acted as a pharmaceutical industry consultant. From 2004 to 2008, Mr. Hunt served as a member of the board ofdirectors of Aspreva Pharmaceuticals Corporation. From 2003 to 2005, Mr. Hunt served as a member of the board of directors of Corixa Corporation. Mr. Hunt holds a B.S. from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe that Mr. Hunt’s experience as a venture capital investor, his experience in the pharmaceuticals industry and his service on the boards of directors of other biopharmaceutical companies give him the qualifications and skills to serve as a director, including a valuable perspective on our business.

Kevin C. O’Boyle has served as a member of our board of directors since April 2012. Since December 2010, Mr. O’Boyle has served in a number of positions at Advanced BioHealing, Inc., including Senior Vice President and Chief Financial Officer and Senior Vice President of Business Operations. From 2004 to 2009, Mr. O’Boyle served as the Chief Financial Officer of NuVasive, Inc. Mr. O’Boyle also serves as a member of the board of directors of GenMark Diagnostics, Inc., Tornier N.V. and Zeltiq Aesthetics, Inc. Mr. O’Boyle holds a B.S. in Accounting from the Rochester Institute of Technology and completed the Executive Management program at the University of California, Los Angeles, Anderson School of Management. We believe that Mr. O’Boyle’s career in the healthcare industry, including extensive experience as an executive and service on the boards of directors of other biotechnology companies, gives him the qualifications and skills to serve as a director.

Nicole Vitullo has served as a member of our board of directors since December 2009. Ms. Vitullo has been a Managing Member at Domain Associates, L.L.C. since 1999. Ms. Vitullo also serves as a member of the board of directors of Achillion Pharmaceuticals, Inc. From 1998 to 2005, Ms. Vitullo served as a member of the board of directors of Onyx Pharmaceuticals, Inc. Ms. Vitullo holds a B.A. and an M.B.A. from the University of Rochester. We believe that Ms. Vitullo’s service on the boards of directors of other biopharmaceutical companies and her experience as a life sciences venture capital investor give her the qualifications and skills to serve as a director, and will allow her to contribute to our board in such matters as strategic planning, financing, alliance formation and market communications.

Board Composition and Election of Directors

Our board of directors is currently authorized to have and currently has nine members. Following this offering, we anticipate possibly appointing another independent director to the board, with one of our existing directors possibly transitioning off the board. In accordance with the terms of our certificate of incorporation and by-laws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Mr. Edick, Dr. Goldstein and Mr. Horner, and their term will expire at the annual meeting of stockholders to be held in 2013;

•	the class II directors will be Mr. Ahrens, Dr. Healy and Ms. Vitullo, and their term will expire at the annual meeting of stockholders to be held in 2014; and

•	the class III directors will be Mr. De Schutter, Mr. Hunt and Mr. O’Boyle, and their term will expire at the annual meeting of stockholders to be held in 2015.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Our directors may be removed only for cause by the affirmative vote of the holders of 75% or more of our voting stock. Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that all of our directors, other than Mr. Edick, are independent directors, as defined by the applicable NASDAQ Marketplace Rules. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, an organization and compensation committee and a nominating and corporate governance committee, each of which will operate, upon the closing of this offering, under a charter that has been approved by our board. The composition of each committee will be effective upon the closing of this offering.

Our board of directors has determined that all of the members of the audit committee, the organization and compensation committee and the nominating and corporate governance committee are independent as defined under the NASDAQ Marketplace Rules, including, in the case of all the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee

The members of our audit committee are Dr. Goldstein, Mr. Horner, Dr. Healy, Mr. O’Boyle and Ms. Vitullo. Mr. O’Boyle chairs the audit committee. Upon the closing of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Mr. O’Boyle is an “audit committee financial expert” as defined in applicable SEC rules.

In considering the independence of the directors listed above, our board of directors considered the following factors:

•

Prior to this offering, entities affiliated with Domain Associates held 17,953,008 shares of our series A preferred stock, or approximately 23.1%, of our outstanding common stock after giving effect to the automatic conversion of all outstanding shares of our series A preferred stock into common stock upon the closing of this offering. Ms. Vitullo, a member of our audit committee, is a managing member of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P. After this offering, entities affiliated with Domain Associates will hold approximately     % of our outstanding common stock.

•

Prior to this offering, entities affiliated with Aisling Capital III, LP held 16,157,707 shares of our series A preferred stock, or approximately 20.8%, of our outstanding common stock after giving effect to the automatic conversion of all outstanding shares of our series A preferred stock into common stock upon the closing of this offering. Dr. Goldstein, a member of our audit committee, is a member of the investment committee of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP. After this offering, Aisling Capital III, LP will hold approximately     % of our outstanding common stock.

•

Prior to this offering, entities affiliated with Sofinnova Venture Partners VII, L.P. held 13,464,758 shares of our series A preferred stock, or approximately 17.3%, of our outstanding common stock after giving effect to the automatic conversion of all outstanding shares of our series A preferred stock into common stock upon the closing of this offering. Dr. Healy, a member of our audit committee, is a managing member of Sofinnova Venture Management VII, L.L.C., which is the general partner of Sofinnova Venture Partners VII, L.P. After this offering, Sofinnova Venture Partners VII, L.P. will hold approximately     % of our outstanding common stock.

Organization and Compensation Committee

The members of our organization and compensation committee are Mr. Ahrens, Mr. De Schutter, Dr. Healy, Mr. Hunt and Mr. O’Boyle. Mr. Hunt chairs the organization and compensation committee. Upon the closing of this offering, our organization and compensation committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Mr. Ahrens, Mr. De Schutter, Dr. Healy, Mr. Horner, Mr. Hunt and Ms. Vitullo. Ms. Vitullo chairs the nominating and corporate governance committee. Upon the closing of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board corporate governance principles; and

•	overseeing an annual evaluation of our board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or organization and compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our organization and compensation committee. None of the members of our organization and compensation committee has ever been our employee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers and the most important factors relevant to an analysis of these policies and decisions. This section also describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers for 2011. Our “named executive officers” for 2011 are Paul R. Edick, our chief executive officer, Corey N. Fishman, our chief operating officer, and Michael Dunne, M.D., our chief medical officer. In addition, this section provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the data presented in the tables and narrative that follow.

We commenced operations in December 2009 and hired each of our named executive officers in 2010. The compensation of each of our current executive officers is based on individual terms approved by our board of directors at the time of hire. Our board of directors has developed and is implementing the executive compensation program that will be in place following this offering. Currently our organization and compensation committee oversees our compensation policies and makes recommendations to our board for approval. Following this offering, our organization and compensation committee will oversee these compensation policies and, together with our board of directors, will periodically evaluate the need for revisions to ensure our compensation program is competitive with the companies with which we compete for executive talent.

Objectives and Philosophy of Our Executive Compensation Program

The primary objectives of the organization and compensation committee with respect to executive compensation are to:

•	attract, retain and motivate experienced and talented executives;

•	ensure executive compensation is aligned with our corporate strategies, research and development programs and business goals;

•	recognize the individual contributions of executives but foster a shared commitment among executives by aligning their individual goals with our corporate goals;

•	promote the achievement of key strategic, development and operational performance measures by linking compensation to the achievement of measurable corporate and individual performance goals; and

•	align the interests of our executives with our stockholders by rewarding performance that leads to the creation of stockholder value.

To achieve these objectives, the organization and compensation committee evaluates our executive compensation program with the goal of setting compensation at levels that are justifiable based on each executive’s level of experience, performance and responsibility and that the committee believes are competitive with those of other companies in our industry and our region that compete with us for executive talent. In addition, our executive compensation program ties a portion of each executive’s overall compensation to the achievement of key corporate and individual goals such as: ongoing clinical trial progress, the start-up of new clinical initiatives, product manufacturing readiness, new formulation development initiatives, employee recruitment and retention, implementation of appropriate financing strategies and establishment and maintenance of key strategic relationships. We also provide a portion of our executive compensation in the form of stock options that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

Use of Compensation Consultants and Market Benchmarking

Our organization and compensation committee did not engage the services of outside consultants or advisors specific to our company to review and provide advice with respect to our executive officer compensation policies and program for 2010 or 2011. To date, our organization and compensation committee has not identified a specified group of peer companies against which we would compare our compensation practices. However, in reviewing compensation levels of our executive officers for 2010 and 2011, our organization and compensation committee relied on several sources, including its members’ collective knowledge of general compensation trends and standards in our industry and information from a survey of private company compensation covering over 150 companies in the biopharmaceutical industry performed by J. Thelander consulting, or the Thelander survey. Our organization and compensation committee has generally targeted our overall compensation at the 75th percentile of executive compensation based on the data available from the Thelander survey. Based on a review of our executive compensation program for 2010 and 2011, our board of directors determined that our existing program satisfies our compensation philosophy and objectives.

Following the closing of this offering, our organization and compensation committee will be primarily responsible for developing and implementing our compensation policies and establishing and approving the compensation for all of our executive officers. In connection with designing our ongoing compensation program, our board of directors recently retained the services of Compensia, Inc., or Compensia, an independent compensation consultant, to provide additional comparative data on executive compensation practices in our industry and to advise on our executive compensation program generally. Although our board of directors and organization and compensation committee will consider Compensia’s advice and recommendations about our executive compensation program, the board of directors and organization and compensation committee will ultimately make their own decisions about these matters.

In connection with this offering, Compensia has provided our board of directors and organization and compensation committee with comparative data showing where our total compensation and each element of our compensation rate among both public and private companies in the biotechnology and life sciences industry generally and a peer group of publicly-traded companies in the life science industry at a stage of development, market capitalization and size comparable to ours with which the board of directors and organization and compensation committee believe we compete for executive talent. The companies included in this peer group are:

Aegerion Pharmaceuticals, Inc.	NewLink Genetics Corp.
Anacor Pharmaceuticals, Inc.	NuPathe Inc.
Cempra, Inc.	Pacira Pharmaceuticals, Inc.
ChemoCentryx, Inc	Sagent Pharmaceuticals, Inc.
Clovis Oncology, Inc.	Verastem, Inc.
Endocyte, Inc.	Zogenix, Inc.
Horizon Pharma, Inc.

We also expect that Compensia will make suggestions about our executive compensation practices based on the data it provides to us as well as compensation trends in our industry. We expect that our organization and compensation committee will continue its policy of compensating our named executive officers generally at the 75th percentile based on the data from these surveys of peer company compensation.

We expect that, following the completion of this offering, our organization and compensation committee will continue to review and evaluate our existing compensation programs, objectives and philosophy to determine whether such programs, objectives and philosophy are appropriate after we have become a public company. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve as will the specific companies that comprise our relevant peer group.

Annual Compensation Review Process

During the first calendar quarter of each year, we evaluate each executive’s performance for the prior year. In connection with each annual review cycle, Paul Edick, our chief executive officer, meets with those officers who report directly to him to discuss our accomplishments during the year and the individual’s performance and contributions over the prior year. Based on these discussions, the chief executive officer, with respect to each executive other than himself, prepares a written evaluation based on his evaluation of the executive and input from others within our company. The chief executive officer also prepares his own self assessment as well as a detailed review of company performance against stated corporate goals. This process leads to a recommendation by the chief executive officer to the organization and compensation committee with respect to each executive officer, including himself, as to:

•	the achievement of stated corporate and individual and functional performance goals;

•	the level of contributions made to the general management and guidance of our company;

•	the need for salary increases;

•	the amount of bonuses to be paid; and

•	whether or not stock option awards should be made.

These recommendations are reviewed by the organization and compensation committee and taken into account when it makes a recommendation and final determination on all such matters.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	annual performance-based cash bonuses;

•	equity incentive awards;

•	broad-based health and welfare benefits; and

•	severance and change in control benefits.

We do not, and do not expect in the future to, have a formal or informal policy for allocating between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our organization and compensation committee, after reviewing data it considers relevant, has determined subjectively what it believes to be the appropriate level and mix of the various compensation components. We expect that our organization and compensation committee also will consider information provided to it by Compensia in making this determination. Ultimately, the objective in allocating between long-term and short-term compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our company and our stockholders. Therefore, we provide cash compensation in the form of base salary to meet competitive salary norms and in the form of bonus compensation to incentivize and reward superior performance on an annual basis. To further focus our executives on longer-term performance and the creation of stockholder value, we rely upon equity-based awards that vest over a meaningful period of time. In addition, we provide our executives with benefits that are generally available to all our employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Finally, we offer our executives severance benefits to incentivize them to continue to achieve stockholder value in connection with change in control situations.

We have entered into amended employment agreements with our named executive officers. These employment agreements provide for specific base salaries, target annual bonuses and severance and change of control arrangements for these executive officers. Details of these employment agreements are provided below under the heading “—Employment Agreements.”

Base Salary

We use base salaries to recognize the experience, skills, knowledge and responsibilities of our employees, including our executive officers. Base salaries for our named executive officers typically are established through arm’s-length negotiation at the time the executive is hired, taking into account the individual’s particular background and circumstances, the role for which the executive is being considered and the compensation paid to similar persons in similarly situated companies, the demand for people with the executive’s specific expertise and experience, performance goals and other expectations for the executive’s position, a comparison to our other executives having similar levels of expertise and experience, the executive’s qualifications, prior relevant work experience and compensation paid prior to joining us. None of our executive officers is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, on an annual basis, our organization and compensation committee reviews and evaluates, with input from our chief executive officer, the need for adjustment of the base salaries of our executives based on changes and expected changes in the scope of an executive’s role and responsibilities, including promotions, the individual contributions made by and performance of the executive during the prior year, the executive’s performance over a period of years, overall labor market conditions, the relative ease or difficulty of replacing the executive with a well-qualified person, our overall growth and development as a company and general salary trends in our industry. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies as well as all available data as referenced above. No formulaic base salary increases are provided to our named executive officers.

Mr. Edick’s 2011 annual base salary was $455,625 pursuant to the terms of the employment agreement that we entered into with him in July 2010 plus a 1.25% cost of living increase granted by the organization and compensation committee at the end of 2010 based on his time with our company in 2010. Mr. Fishman’s 2011 annual base salary was $303,000 pursuant to the terms of the employment agreement that we entered into with him in August 2010 plus a 1.0% cost of living increase granted by the organization and compensation committee at the end of 2010 based on his time with our company in 2010. Dr. Dunne’s 2011 annual base salary was $287,000 pursuant to the terms of the employment agreement that we entered into with in August 2010 plus a 2.5% cost of living increase granted by the organization and compensation committee at the end of 2010 based on his time with our company in 2010.

Our board of directors has increased the base salaries for our current named executive officers for 2012 based on the criteria stated above, after evaluating 2011 performance. Mr. Edick’s 2012 annual base salary is $470,000, an increase of 3.2% based on performance and general salary trends in our industry. Mr. Fishman’s 2012 annual base salary is $325,000, an increase of 7.3% based on performance and general salary trends in our industry. Dr. Dunne’s 2012 annual base salary is $325,000, an increase of 13.2% based on performance and general salary trends in our industry. We believe that the base salaries established for our named executive officers for 2012 are aligned with our executive compensation objectives stated above.

Annual Performance-Based Cash Bonus

We have designed our annual performance-based cash bonus program to emphasize pay-for-performance and to reward our named executive officers for (1) the achievement of specified annual corporate objectives and (2) the achievement of specified annual individual and functional performance objectives. Each executive officer is eligible to receive an annual performance-based cash bonus, which we refer to as an annual cash bonus, in an amount up to a fixed percentage of his base salary, or bonus percentage, and each of the foregoing elements is weighted in determining the percentage of the annual cash bonus that the executive will receive.

The annual corporate objectives component of the annual cash bonus focuses on the achievement of specific research, clinical, regulatory, operational and financial milestones. The corporate objectives are proposed by senior management each year in our annual operating plan that is reviewed and approved by our board of directors at its regularly scheduled meeting in the fourth quarter of our fiscal year, with such modifications as the board deems appropriate. The annual corporate objectives are developed by our chief executive officer and the senior management team based on an annual plan. These objectives and goals are then reviewed by our chief executive officer and our organization and compensation committee, with such modifications as the committee deems appropriate for achieving the annual corporate objectives, and the committee assigns each corporate objective a weighting reflecting its relative importance to achieving our annual plan. These corporate goals form the basis of the performance evaluation for our chief executive officer and the basis for annual funding of our bonus pool. Our organization and compensation committee has the authority, in the event of exceptional company performance, to authorize the funding of the bonus pool of up to 150%.

The individual and functional component of the annual cash bonus focuses on contributions made by each individual executive officer, other than the chief executive officer, within their respective areas of responsibility that facilitate the achievement of our corporate objectives. Our chief executive officer’s bonus is based entirely on corporate objectives. Each executive officer works with our chief executive officer in developing his own annual individual and functional objectives prior to the start of our fiscal year, which are also reviewed and approved by the organization and compensation committee, with such modifications as the committee deems appropriate. Each of these individual and functional goals are also assigned a weighting, based on their relative importance to achieving our annual corporate performance objectives.

Achievement of the corporate and individual and functional objectives is measured on a percentage achievement basis. Each of our named executive officers, based on the percentage achievement of all individual and functional performance objectives in aggregate, is then eligible for a bonus payout of up to 150% of his target bonus as adjusted by the organization and compensation committee based on achievement of our corporate performance objectives, in the event of exceptional individual or functional performance.

Our organization and compensation committee also has the authority to shift both corporate and individual goals to subsequent fiscal years and eliminate them from the current year’s bonus calculation if it determines that circumstances that were beyond the control of the executive were the primary cause of a goal being unattainable. The corporate, individual and functional objectives established by our board of directors and the organization and compensation committee are designed to require significant effort and operational success on the part of our executives and our company, but also to be achievable with hard work and dedication.

Each of our organization and compensation committee and our board of directors has authority to, in its sole discretion, adjust the bonus percentage each year in connection with its review of the executive’s performance and has authority to allow an executive to receive a bonus payment in excess of his or her annual cash bonus for exceptional performance. Further, our board reviews the assessment of each executive’s performance conducted by the organization and compensation committee with respect to the annual cash bonus and retains the authority, in its sole discretion, to modify the amount of the annual cash bonus above or below the amount recommended by the organization and compensation committee.

For 2011, Mr. Edick was eligible to receive a target annual cash bonus of up to 50% of his 2011 base salary, Mr. Fishman was eligible to receive a target annual cash bonus of up to 35% of his 2011 base salary and Dr. Dunne was eligible to receive a target annual cash bonus of up to 25% of his 2011 base salary.

For 2011, the annual corporate objectives were as follows:

•	the successful initiation of our Phase 3 clinical trials of dalbavancin;

•	the successful manufacture of drug product and active pharmaceutical ingredient for dalbavancin;

•	the completion of our clinical and microbiology development plans;

•	the completion of research into reimbursement and pricing on dalbavancin in the United States and the European Union; and

•	specified business development objectives.

The organization and compensation committee determined that we achieved 90% of the 2011 corporate objectives. In making this determination, the organization and compensation committee considered all of the information available to it at the time and concluded that each executive officer should be allocated 90% of the portion of the annual cash bonus related to the achievement of the annual corporate objectives.

For 2011, the individual and functional goals for each of our named executive officers, other than our chief executive officer, were factored into their annual cash bonus by multiplying their percentage achievement of their individual and functional goals by the percentage achievement of our annual corporate objectives. The individual goals for our named executive officers are primarily related to the corporate goals for which they are most responsible and, to a lesser extent, individual development goals or department specific goals.

For 2011, Mr. Edick’s performance was evaluated solely based on the overall corporate objectives. As a result, Mr. Edick was allocated 90% of his annual target cash bonus.

Mr. Fishman’s individual and functional objectives for 2011 related to filling key positions in our company, managing our budget, successfully managing and arranging manufacturing of our clinical supplies, determining the value of our market opportunity and specified business development objectives. The organization and compensation committee determined that Mr. Fishman achieved 100% of his individual and functional objectives. As a result, Mr. Fishman was allocated 90% his annual target cash bonus.

Dr. Dunne’s individual and functional objectives for 2011 related to the successful conclusion of our Phase 2 clinical trial of dalbavancin, the successful initiation of our ongoing Phase 3 clinical trials of dalbavancin and other clinical objectives. The organization and compensation committee determined that Dr. Dunne achieved 105% of his individual and functional objectives. As a result, Dr. Dunne was allocated 95% of his annual target cash bonus.

The amended employment agreements that we have entered into with our named executive officers provide for the same target bonus percentages for our named executive officers as in 2011, other than Dr. Dunne whose target bonus percentage increased from 25% to 35%.

Equity Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. While we do not have any equity ownership guidelines for our executives, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. Because our executives profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to our executives to achieve increases in the value of our stock over time. In addition, the vesting feature of our equity grants contributes to executive retention by providing an incentive to our executives to remain in our employ during the vesting period. Following the closing of this offering, our employees and executives will be eligible to receive stock-based awards pursuant to the 2012 stock incentive plan. Under the 2012 stock incentive plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of our organization and compensation committee.

We did not grant our named executive officers any equity awards in 2011. To date, we have used equity awards primarily to compensate our executive officers in the form of initial grants in connection with the commencement of employment. In the future, we also generally plan to grant equity awards on an annual basis to our executive officers. We may also make additional discretionary grants, typically in connection with the promotion of an employee, to reward an employee, for retention purposes or in other circumstances recommended by management. In general, the equity awards that we have granted to our executives vest with respect to 25% of the shares on the first anniversary of the grant date and with respect to the remaining shares in approximately equal monthly installments through the fourth anniversary of the grant date. Vesting and exercise rights cease shortly after termination of employment. Prior to the exercise of a stock option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights or the right to receive dividends or dividend equivalents.

We have historically granted stock options with exercise prices that are set at no less than the fair market value of shares of our common stock on the date of grant as determined by contemporaneous valuations and reviewed and approved by our audit committee and our board of directors. The exercise price of all stock options granted after the closing of this offering will be equal to the fair market value of shares of our common stock on the date of grant, which generally will be determined by reference to the closing market price of our common stock on the date of grant. Following this offering, we intend to grant equity awards annually to our executive officers.

In April 2012, our board of directors approved the grant of stock options under our existing stock incentive plan to our named executive officers. Each of these options vests in approximately equal monthly installments over four years and has an exercise price of $1.25 per share. The following table sets forth the number of shares of common stock issuable upon exercise of the stock options granted to our named executive officers in April 2012:

Name	Number of Shares of Common Stock Underlying Stock Option
Paul R. Edick	337,871
Corey N. Fishman	172,589
Michael W. Dunne	150,802

In April 2012, our board of directors approved the grant of additional stock options under our existing stock incentive plan to our named executive officers. Each of these options will only begin vesting after the closing of this offering and will vest monthly over 48 months with (1) 0.8333% of the option vesting on each of the first 12 monthly vesting dates, (2) 1.667% of the option vesting on each of the next 12 monthly vesting dates, (3) 2.5% of the option vesting on each of the next 12 monthly vesting dates and (4) 3.333% of the option vesting on each of the next 12 monthly vesting dates. Each of these options has an exercise price of $1.25 per share. The following table sets forth the number of shares of common stock issuable upon exercise of the stock options granted to our named executive officers in April 2012, the vesting of which is subject to the closing of this offering:

Name	Number of Shares of Common Stock Underlying Stock Option
Paul R. Edick	100,000
Corey N. Fishman	100,000
Michael W. Dunne	100,000

Benefits and Other Compensation

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. We maintain broad-based benefits that are provided to all employees, including medical, dental, group life insurance, accidental death, dismemberment insurance, long and short term disability insurance, and a 401(k) plan. All of our executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our named executive officers. The organization and compensation committee in its discretion may revise, amend or add to the named executive officer’s benefits and perquisites if it deems it advisable.

In certain circumstances, we may award cash signing bonuses or may reimburse relocation expenses when executives first join us. Whether a signing bonus is paid or relocation expenses are reimbursed, and the amount of either such benefit, is determined by our chief executive officer on a case-by-case basis.

Severance and Change in Control Benefits

Pursuant to amended employment agreements that we have entered into with our named executive officers, these executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change in control of our company. These benefits are described in more detail below under the heading “—Employment Agreements.”

We believe providing these benefits helps us compete for executive talent. Based on the substantial business experience of the members of our board of directors and in consultation with Compensia, we believe that our severance and change in control benefits are generally in line with severance packages offered to executives by companies at comparable stages of development in our industry and related industries.

We have structured our change in control benefits as “double trigger” benefits. In other words, the change in control does not itself trigger benefits. Rather, benefits are paid only if the employment of the executive is terminated during a specified period in connection with the change in control. We believe a “double trigger” benefit maximizes stockholder value because it prevents an unintended windfall to executives in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change in control in which they believe they may lose their jobs.

Risk Considerations in Our Compensation Program

Our organization and compensation committee has reviewed and evaluated the philosophy and standards on which our compensation plans have been developed and implemented across our company. It is our belief that our compensation programs do not encourage inappropriate actions or risk taking by our executive officers. We do not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on our company. In addition, we do not believe that the mix and design of the components of our executive compensation program encourage management to assume excessive risks.

We believe that our current business process and planning cycle fosters the following behaviors and controls that mitigate the potential for adverse risk caused by the action of our executives:

•

annual establishment of corporate and individual and functional objectives for our annual cash bonus program for our executive officers that are consistent with our annual operating and strategic plans, that are designed to achieve the proper risk/reward balance, and that should not require excessive risk taking to achieve;

•	the mix between fixed and variable, annual and long-term and cash and equity compensation are designed to encourage strategies and actions that balance our short-term and long-term best interests; and

•	stock option awards vest over a period of time, which we believe encourages executives to take a long-term view of our business.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and certain of our other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation will remain tax deductible to us. However, the organization and compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interests of our stockholders.

We account for equity compensation paid to our employees in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, Topic 718, which requires us to measure and recognize compensation expense in our financial statements for all share-based payments based on an estimate of their fair value over the service period of the award. We record cash compensation as an expense at the time the obligation is accrued.

Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by or paid to our named executive officers during 2011.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($) (1)	All Other Compensation ($) (2)	Total ($)
Paul R. Edick (3)	2011	455,156	204,820	1,363	661,340
Chief Executive Officer

Corey N. Fishman	2011	302,750	95,366	1,363	399,479
Chief Operating Officer

Michael W. Dunne	2011	286,416	68,024	1,271	355,712
Chief Medical Officer

(1)	The amounts in the “Non-Equity Incentive Plan Compensation” column represent awards to our named executive officers under our annual bonus program. Annual bonus compensation for 2011 was paid in 2012.
(2)	Amounts represent the value of group term life insurance premium.
(3)	Mr. Edick is also a member of our board of directors, but does not receive any additional compensation in his capacity as a director.

Outstanding Equity Awards at December 31, 2011

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2011.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($/Share)	Option Expiration Date
Paul R. Edick	1,859,375	3,390,625	(1)	0.12	7/1/2020
Corey N. Fishman	583,333	1,166,667	(2)	0.12	8/14/2020
Michael W. Dunne	1,125,000	1,125,000	(3)	0.12	5/23/2020

(1)	The unvested shares under this option are scheduled to vest in approximately equal monthly installments through July 2014.
(2)	The unvested shares under this option are scheduled to vest in approximately equal monthly installments through August 2014.
(3)	The unvested shares under this option are scheduled to vest in approximately equal monthly installments through December 2013.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Employment Agreements

In connection with the commencement of their employment with us, we entered into employment agreements with each of Mr. Edick, Mr. Fishman and Dr. Dunne. We have entered into amended and restated employment agreements with each of these executive officers. Each of these employment agreements provides that employment will continue for a specified term until either we or the employee provides written notice of termination in accordance with the terms of the agreement. In addition, each of these executive officers is prevented by the terms of their amended and restated employment agreement from disclosing confidential information and competing with us during the term of their employment and for a specified time thereafter.

Pursuant to the terms of their amended employment agreements, Mr. Edick, Mr. Fishman and Dr. Dunne will receive the following base salaries and will be eligible for the following bonus percentages.

Name	Annual Base Salary	Bonus Percentage
Paul R. Edick	$470,000	50%
Corey N. Fishman	325,000	35
Michael W. Dunne	325,000	35

Upon execution and effectiveness of a release of claims, each of Mr. Edick, Mr. Fishman and Dr. Dunne will be entitled to severance payments if his employment is terminated under specified circumstances.

If Mr. Edick, Mr. Fishman or Dr. Dunne’s employment is terminated without cause, as defined in the employment agreement, absent a change in control, as defined in the employment agreement, we will be obligated (1) to pay an amount equal to his monthly base salary for a period of 18 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne and (2) to the extent allowed by applicable law and the applicable plan documents, continue to provide to such executive officer all company employee benefit plans and arrangements that he was receiving at the time of termination for 18 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne.

If we terminate Mr. Edick, Mr. Fishman or Dr. Dunne’s employment without cause or if Mr. Edick, Mr. Fishman or Dr. Dunne terminates employment with us for good reason, as defined in the employment agreement, in each case within two months prior to, or 12 months following, a change in control, we will be obligated (1) to pay an amount equal to his monthly base salary for a period of 24 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne, (2) accelerate in full the vesting of all outstanding equity awards and (3) to the extent allowed by applicable law and the applicable plan documents, continue to provide to such executive officer all company employee benefit plans and arrangements that he was receiving at the time of termination for 18 months in the case of Mr. Edick and 12 months in the case of Mr. Fishman and Dr. Dunne.

To the extent that any severance or other compensation payment to Mr. Edick, Mr. Fishman or Dr. Dunne pursuant to his employment agreement or any other agreement constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code, then Mr. Edick, Mr. Fishman or Dr. Dunne will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999, whichever provides the executive with the highest amount on an after-tax basis.

Stock Option and Other Employee Benefit Plans

The two stock incentive plans described in this section are our existing stock incentive plan, as amended, which we refer to as our pre-IPO stock incentive plan, and the 2012 stock incentive plan. Prior to this offering, we granted awards to eligible participants under our pre-IPO stock incentive plan. Following the closing of this offering, we expect to grant awards to eligible participants under the 2012 stock incentive plan, which we expect to adopt prior to the closing of this offering.

2012 Stock Incentive Plan

In April 2012 our board of directors adopted and our stockholders approved the 2012 stock incentive plan, which will become effective immediately prior to the closing of this offering. The 2012 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the 2012 stock incentive plan will be the sum of (1) 6,150,000 shares plus (2) the number of shares (up to 17,000,000 shares) equal to the sum of the number of shares of our common stock then available for issuance under our pre-IPO stock incentive plan and the number of shares of our common stock subject to outstanding awards under our pre-IPO stock incentive plan, that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right plus (3) an annual increase, to be added on the first day of fiscal year 2014 and each subsequent anniversary until the expiration of the 2012 stock incentive plan, equal to the lowest of 3,500,000 shares of our common stock, 2.75% of the number of shares of our common stock outstanding on the first day of the fiscal year and an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2012 stock incentive plan. However, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the 2012 stock incentive plan is 5,000,000 per calendar year. For purposes of this limit on the maximum number of shares that may be awarded to any participant, the combination of an option in tandem with a stock appreciation right will be treated as a single award.

Pursuant to the terms of the 2012 stock incentive, our board of directors administers the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options; and

•

the number of shares of our common stock subject to any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2012 stock incentive plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors may, in its sole discretion, take any one or more of the following actions pursuant to the 2012 stock incentive plan as to some or all outstanding awards other than restricted stock:

•	provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that all of the participant’s unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant;

•

provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

•

in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•	provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2012 stock incentive plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part. In addition, the form of stock option agreement under the 2012 stock incentive plan provides that (1) if there is a change in control (as defined in the stock option agreement), then 50% of the shares underlying such option will become immediately exercisable and (2) if a holder of an option granted under the 2012 stock incentive plan has his or her employment terminated by us without cause (as defined in the stock option agreement) or terminates his or her employment with us for good reason (as defined in the stock option agreement) within 12 months following a change in control, then 100% of the shares underlying such holder’s option will become immediately exercisable.

No award may be granted under the 2012 stock incentive plan on or after                     , 2022. Our board of directors may amend, suspend or terminate the 2012 stock incentive plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

Pre-IPO Stock Incentive Plan

Upon the closing of this offering and the approval of the 2012 stock incentive plan, we do not expect to grant any additional awards under our pre-IPO stock incentive plan.

Our pre-IPO stock incentive plan is administered by our board of directors and provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, non-statutory stock options, stock awards, restricted stock awards and stock appreciation rights. Our employees, directors, consultants and advisors are eligible to receive awards and stock appreciation rights under our pre-IPO stock incentive plan. However, incentive stock options may only be granted to our employees. The terms of awards are set forth in the applicable award agreements. The number of shares of our common stock that are reserved for issuance as of April 30, 2012 under our pre-IPO stock incentive plan is 1,527,549, subject to adjustment as provided below.

Upon the occurrence of any of the following:

•	reclassification, recapitalization, stock split (including in the form of a stock dividend), or reverse stock split;

•	merger, combination, consolidation, or other reorganization;

•	split-up, spin-off, or similar extraordinary dividend distribution in respect of the common stock;

•	exchange of the common stock or other of our securities; or

•	any similar, unusual, or extraordinary corporate transaction in respect of the common stock;

the administrator shall equitably and proportionately adjust:

•	the number and type of shares of common stock or other securities that thereafter may be made in the subject of awards;

•	the number, amount, and type of shares of common stock or other securities or property that are subject to any outstanding awards;

•	the grant, purchase, or exercise or base price of any outstanding awards; and/or

•	the securities, cash, or other property deliverable upon exercise or vesting of any outstanding awards.

In each case, such adjustments are authorized to the extent necessary to preserve but not increase the level of incentives intended by the plan and the then-outstanding awards. Unless otherwise expressly provided in the applicable award agreement, the administrator shall, subject to the foregoing limitation, also equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards.

Upon a change in control event, as defined in our pre-IPO stock incentive plan, each then-outstanding award (whether or not vested and/or exercisable) shall terminate, subject to (1) reasonable advance notice of the impending termination and a reasonable opportunity to exercise any outstanding and vested awards in accordance with their terms and (2) any provision that has been expressly made by the administrator. The administrator may make provision for a cash payment in settlement of, or for the assumption, substitution, or exchange of any or all outstanding awards (or the cash, securities, or other property deliverable to the participants with respect to any or all outstanding awards) based upon the distribution or consideration payable to holders of the common stock upon or in respect of such a change in control event.

The administrator may, in its sole discretion, provide in any applicable award agreement or by an amendment thereto for the accelerated vesting of one or more awards to the extent such awards are outstanding upon a change in control event (or such other circumstances as the administrator may provide). The administrator may take such action to the extent that the administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares.

At any time, the administrator may, in its sole discretion, provide that any award under our pre-IPO stock incentive plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part. The administrator may also extend the vesting or exercisability or extend the term of any or all outstanding awards in such circumstances as the administrator deems appropriate. In the event of, or in anticipation of, a termination of employment or service with us for any reason, the administrator may accelerate the vesting and exercisability of all or a portion of the participant’s award, and/or, subject to certain limitations, extend the exercisability period of the participant’s award upon such terms as the administrator and the participant agree.

As of April 30, 2012, under our pre-IPO stock incentive plan, there were options to purchase an aggregate of 14,972,451 shares of common stock at a weighted average exercise price of $0.28 per share and no shares of restricted common stock. If the 2012 stock incentive plan is approved by our stockholders, we will grant no further stock options or other awards under our pre-IPO stock incentive plan. However, any shares of common stock reserved for issuance under our pre-IPO stock incentive plan that remain available for issuance and any shares of common stock subject to awards under our pre-IPO stock incentive plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be available for issuance under the 2012 stock incentive plan up to specified number of shares.

401(k) Retirement Plan

We maintain a defined contribution employee retirement plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to our 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $16,500 for 2011 and $17,000 for 2012. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2011 and 2012 may be up to an additional $5,500 above the statutory limit. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee, subject to Participants’ ability to give investment directions by following certain procedures. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule.

Limitation of Liability and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

During 2011, we did not pay cash compensation to any non-employee director for his service as a director.

We have historically reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

We have granted the following equity awards as compensation to certain of our directors.

•

In July 2010, in recognition of his service as our chief executive officer and as a director, we granted Mr. Edick an option to purchase 5,250,000 shares of our common stock. This option vested with respect to 25% of the shares on the first anniversary of the grant date and vests with respect to the remaining shares in approximately equal monthly installments through the fourth anniversary of the grant date. The exercise price of this option is $0.12 per share, the fair value of our common stock on the date of grant as determined by our board of directors, without giving effect to our reassessment of fair value for financial reporting purposes.

•

In March 2010, in recognition of his service as a director, we granted Mr. Horner an option to purchase 250,000 shares of our common stock. This option vested with respect to 6.25% of the shares on the grant date and vests with respect to the remaining shares in 45 approximately equal monthly installments. The exercise price of this option is $0.12 per share, the fair value of our common stock on the date of grant as determined by our board of directors, without giving effect to our reassessment of fair value for financial reporting purposes.

•

In February 2012, in recognition of their service as directors, we granted an option to purchase 50,000 shares of our common stock to each of Dr. Goldstein, Mr. Ahrens, Ms. Vitullo, Mr. Hunt and Dr. Healy. Each option vests in approximately equal monthly installments from the grant date through the third anniversary of the grant date. The exercise price of each option is $0.26 per share, the fair value of our common stock on the date of grant as determined by our board of directors, without giving effect to our reassessment of fair value for financial reporting purposes.

•

In April 2012, in recognition of their service as directors, we granted Mr. De Schutter an option to purchase 70,000 shares of our common stock and Mr. O’Boyle an option to purchase 50,000 shares of our common stock. These options vest in approximately equal monthly installments from the grant date through the third anniversary of the grant date. The exercise price of each option is $1.25 per share, the fair value of our common stock on the date of grant as determined by our board of directors.

•

In April 2012, in recognition of their service as directors, we granted Mr. De Schutter an additional option to purchase 25,000 shares of our common stock and Mr. O’Boyle an additional option to purchase 15,000 shares of our common stock. These options vest in approximately equal monthly installments from the grant date through the first anniversary of the grant date. The exercise price of each option is $1.25 per share, the fair value of our common stock on the date of grant as determined by our board of directors.

During 2011, we did not grant equity awards as compensation to any of our directors.

Effective upon the effectiveness of the registration statement of which this prospectus forms a part, our non-employee directors who are not affiliated with our current principal stockholders, or our outside directors, will be compensated for service on our board of directors as follows:

•	an annual fee for service on our board of directors of $30,000;

•	for the chairman of our board of directors, an additional annual fee of $15,000;

•	for any newly elected outside director, a commencement stock option grant of 50,000 shares of our common stock;

•	for any newly elected chairman of our board of directors, an additional commencement stock option grant of 20,000 shares of our common stock;

•	an annual stock option grant for continuing service on our board of directors of 15,000 shares of our common stock;

•	for the chairman of our board of directors, an additional annual stock option grant of 10,000 shares of our common stock;

•	for members of the audit committee:

•	an annual fee of $5,000 ($15,000 for the chair);

•	a commencement stock option grant of 7,500 shares of our common stock (15,000 for the chair); and

•	an annual stock option grant of 5,000 shares of our common stock (10,000 for the chair);

•	for members of the organization and compensation committee:

•	an annual fee of $5,000 ($7,500 for the chair);

•	a commencement stock option grant of 7,500 shares of our common stock (10,000 for the chair); and

•	an annual stock option grant of 5,000 shares of our common stock (5,000 for the chair); and

•	for members of the nominating and corporate governance committee:

•	an annual fee of $2,500 ($5,000 for the chair);

•	a commencement stock option grant of 2,500 shares of our common stock (5,000 for the chair); and

•	an annual stock option grant of 2,500 shares of our common stock (5,000 for the chair).

In addition, we will continue to reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

TRANSACTIONS WITH RELATED PERSONS

Since our incorporation in November 2009, we have engaged in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Series A Preferred Stock Financings

Since our incorporation in November 2009, we have issued and sold an aggregate of 77,197,936 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $77,197,936. The following table sets forth the date of issuance and aggregate number of shares and purchase price for each issuance of our series A preferred stock:

Date	Shares of Series A Preferred Stock	Aggregate Purchase Price
March 2012	22,000,000	$22,000,000
August 2011	22,000,000	22,000,000
January 2011	13,999,999	13,999,999
November 2010	115,592	115,592
July 2010	5,000,000	5,000,000
May 2010	82,353	82,353
December 2009	13,999,992	13,999,992

The following table sets forth the aggregate number of shares of our series A preferred stock that we have issued to our directors, executive officers, 5% stockholders, and their affiliates since our incorporation.

Name (1)	Shares of Series A Preferred Stock
5% Stockholders:
Domain Associates (2)	17,953,008
New Leaf Ventures II, L.P. (3)	17,953,008
Aisling Capital III, LP (4)	16,157,707
Sofinnova Venture Partners VII, L.P. (5)	13,464,758
Canaan VIII L.P. (6)	10,771,804
Directors and Executive Officers:
George Horner III	448,825
Corey Fishman	179,531
Paul Edick	157,088
Michael Dunne, M.D.	89,764

(1)	See “Principal Stockholders” for more information about shares held by these directors, executive officers, stockholders, and their affiliates.
(2)	Consists of (a) 17,820,774 shares purchased by Domain Partners VIII, L.P., and (b) 132,234 shares purchased by DP VIII Associates, L.P. Nicole Vitullo, a member of our board of directors is a managing member of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P.
(3)	Ronald M. Hunt, a member of our board of directors, is a member of the investment committee of New Leaf Venture Associates II, L.P., which is the General Partner of New Leaf Ventures II, L.P.
(4)	Dov A. Goldstein, a member of our board of directors, is a member of the investment committee of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP.

(5)	James I. Healy, a member of our board of directors, is a managing member of Sofinnova Management VII, L.L.C., which is the general partner of Sofinnova Venture Partners VII, L.P.
(6)	Brenton K. Ahrens, a member of our board of directors, is a manager of Canaan Partners VIII LLC, the General Partner of Canaan VIII L.P.

Restricted Stock Grant to Related Party

In December 2009, in connection with our start-up activities, we issued an aggregate of 500,000 shares of our common stock to Jeremy Lack. At the time we issued the shares to Mr. Lack, he was a Principal at New Leaf Venture Partners, which is one of our 5% stockholders. Mr. Lack’s shares were subject to forfeiture by Mr. Lack pursuant to a restricted stock agreement between Mr. Lack and us. On January 25, 2011, the organization and compensation committee recommended and the board of directors approved the immediate vesting of all of Mr. Lack’s restricted shares.

Registration Rights

We are a party to an investor rights agreement with holders of our series A preferred stock, including some of our directors, executive officers and 5% stockholders and their affiliates and entities affiliated with our directors. The investor rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with our directors. See “Executive Compensation—Limitation of Liability and Indemnification” for additional information regarding these agreements.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which Durata is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief operating officer or principal financial officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in Durata’s best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for our board of directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of April 30, 2012 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 77,697,936 shares of our common stock outstanding as of April 30, 2012, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 77,197,936 shares of our common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on                  shares of our common stock to be outstanding after this offering, including the                  shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Durata Therapeutics, Inc., 89 Headquarters Plaza North, 14th Floor, Morristown, New Jersey 07960.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
Domain Associates (1)	17,953,008	23.1%
New Leaf Ventures II, L.P. (2)	17,953,008	23.1
Aisling Capital III, LP (3)	16,157,707	20.8
Sofinnova Venture Partners VII, L.P. (4)	13,464,758	17.3
Canaan VIII L.P. (5)	10,771,804	13.9

Directors and Named Executive Officers:
Paul R. Edick (6)	2,633,727	3.3
Corey N. Fishman (7)	981,111	1.2
Michael W. Dunne, M.D. (8)	1,480,556	1.9
Brenton K. Ahrens (9)	10,777,356	13.9
Richard U. De Schutter (10)	8,054	*
Dov A. Goldstein, M.D. (11)	16,163,259	20.8
James I. Healy, M.D., Ph.D. (12)	13,470,310	17.3
George F. Horner III (13)	585,918	*
Ronald M. Hunt (14)	17,958,560	23.1
Kevin C. O’Boyle (15)	5,276	*
Nicole Vitullo (16)	17,958,560	23.1
All current executive officers and directors as a group (12 persons) (17)	82,022,686	99.4

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	The address for the Domain Associates funds is One Palmer Square, Suite 515, Princeton, New Jersey, 08542. Consists of (a) 17,820,774 shares of common stock issuable upon conversion of shares of series A preferred stock held by Domain Partners VIII, L.P., and (b) 132,234 shares of common stock issuable upon conversion of shares of series A preferred stock held by DP VIII Associates, L.P. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo, the managing members of One Palmer Square Associates VIII, L.L.C., the general partner of Domain Partners VIII, L.P. and DP VIII Associates, L.P., share the power to vote or dispose of these shares and therefore each of the foregoing managing members may be deemed to have voting and investment power with respect to such shares. Each of the foregoing managing members disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Ms. Vitullo is a member of our board of directors.

(2)	The address for New Leaf Ventures II, L.P. is 7 Times Square, Suite 3502, New York, New York, 10036. Consists of 17,953,008 shares of common stock issuable upon conversion of shares of series A preferred stock. Srinivas Akkaraju, Philippe O. Chambon, Jeani Delagardelle, Ronald M. Hunt, Vijay K. Lathi, and James Niedel, the members of the investment committee of New Leaf Venture Associates II, L.P., which is the General Partner of New Leaf Ventures II, L.P., have the power to vote or dispose of these shares and therefore each of the foregoing members of the investment committee may be deemed to have voting and investment power with respect to such shares. Each of the foregoing members of the investment committee disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Mr. Hunt is a member of our board of directors.

(3)	The address for Aisling Capital III, LP is 888 7th Avenue, 30th Floor, New York, New York, 10106. Consists of 16,157,707 shares of common stock issuable upon conversion of shares of series A preferred stock. Dov A. Goldstein and five other persons on the investment committee of Aisling Capital Partners III, LP, which is the general partner of Aisling Capital III, LP, share the power to vote or dispose of these shares and therefore each member may be deemed to have voting and investment power with respect to such shares. Each of the members disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Dr. Goldstein is a member of our board of directors.

(4)	The address for Sofinnova Venture Partners VII, L.P. is 2800 Sand Hill Road, Suite 150, Menlo Park, California, 94025. Consists of 13,464,758 shares of common stock issuable upon conversion of shares of series A preferred stock. James I. Healy and the other managing members of Sofinnova Management VII, L.L.C., which is the general partner of Sofinnova Venture Partners VII, L.P., share the power to vote or dispose of these shares and therefore may be deemed to have voting and investment power with respect to such shares. Each of the managing members disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. Dr. Healy is a member of our board of directors.

(5)	The address for Canaan VIII L.P. is 285 Riverside Avenue, Suite 250, Westport, Connecticut, 06880. Consists of 10,771,804 shares of common stock issuable upon conversion of shares of series A preferred stock. Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Wende Hutton, Maha S. Ibrahim, Alok Mittal, Deepak Kamra, Guy M. Russo, Izhar Shay, and Eric A. Young, the managers of Canaan Partners VIII LLC, the General Partner of Canaan VIII L.P., share the power to vote or dispose of these shares and therefore each of the foregoing managers may be deemed to have voting and investment power with respect to such shares. Each of the foregoing managers disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein, if any. Mr. Ahrens is a member of our board of directors.

(6)	Consists of (i) 157,088 shares of common stock issuable upon conversion of shares of series A preferred stock, and (ii) 2,476,639 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date.

(7)	Consists of (i) 179,531 shares of common stock issuable upon conversion of shares of series A preferred stock, and (ii) 801,580 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date.

(8)	Consists of (i) 89,764 shares of common stock issuable upon conversion of shares of series A preferred stock, and (ii) 1,390,792 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date.

(9)

Consists of (i) 10,771,804 shares of common stock issuable upon conversion of shares of series A preferred stock purchased by Canaan VIII L.P. and (ii) 5,552 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date. See also footnote 5.

(10)	Consists of 8,054 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date.

(11)	Consists of (i) 16,157,707 shares of common stock issuable upon conversion of shares of series A preferred stock purchased by Aisling Capital III, LP, and (ii) 5,552 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date. See also footnote 3.

(12)	Consists of (i) 13,464,758 shares of common stock issuable upon conversion of shares of series A preferred stock purchased by Sofinnova Venture Partners VII, L.P. and (ii) 5,552 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date. See also footnote 4.

(13)	Consists of (i) 448,825 shares of common stock issuable upon conversion of shares of series A preferred stock, and (ii) 137,093 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date.

(14)	Consists of (i) 17,953,008 shares of common stock issuable upon conversion of shares of series A preferred stock purchased by New Leaf Ventures II, L.P. and (ii) 5,552 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date. See also footnote 2.

(15)	Consists of 5,278 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date.

(16)	Consists of (i) (a) 17,820,774 shares of common stock issuable upon conversion of shares of series A preferred stock purchased by Domain Partners VIII, L.P., and (b) 132,234 shares of common stock issuable upon conversion of shares of series A preferred stock purchased by DP VIII Associates, L.P.; and (ii) 5,552 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date. See also footnote 1.

(17)	Consists of (i) 77,175,493 shares of common stock issuable upon conversion of shares of series A preferred stock, and (ii) 4,847,193 shares of common stock issuable upon exercise of options that are exercisable as of April 30, 2012 or will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon the closing of this offering. We intend to file copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of                 shares of our common stock, par value $0.01 per share, and                 shares of our preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

As of April 30, 2012, we had issued and outstanding:

•	500,000 shares of our common stock outstanding held by one stockholder of record;

•	77,197,936 shares of our series A preferred stock that will automatically convert into an equal number of shares of our common stock upon the closing of this offering; and

•	options to purchase 14,972,451 shares of our common stock at a weighted average exercise price of $0.28 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of April 30, 2012, options to purchase 14,972,451 shares of our common stock at a weighted average exercise price of $0.28 per share were outstanding.

Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board; Removal of Directors

Our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Registration Rights

We have entered into an investor rights agreement, dated December 11, 2009, which we refer to as the investor rights agreement, with holders of our series A preferred stock. Upon the closing of this offering, holders of a total of 77,197,936 shares of our common stock as of April 30, 2012, including shares issuable upon conversion of our series A preferred stock, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights described below will expire six years after the closing of this offering.

Demand and Form S-3 Registration Rights

Beginning 180 days after the closing of this offering, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of at least 75% of the then outstanding shares having rights under the investor rights agreement, which we refer to as registrable securities, may demand that we register all or a portion of the registrable securities under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $10,000,000. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the investor rights agreement, at any time after we become eligible to file a registration statement on Form S-3, holders of registrable securities outstanding may demand that we register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated price to the public, net of selling expenses, would exceed $1,000,000.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to register for our own account any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to use our commercially reasonable efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable shares participate pursuant to our investor rights agreement is an underwritten public offering, we agree to enter into an underwriting agreement containing customary representation and warranties and covenants, including without limitation customary provisions with respect to indemnification of the underwriters of such offering.

In the event that any registration in which the holders of registrable shares participate pursuant to our investor rights agreement is an underwritten public offering, we will use our best efforts to include the requested registrable shares to be included, but may be limited by market conditions.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling stockholders, other than any underwriting discounts, selling commissions and stock transfer taxes, related to any demand or incidental registration. We are not required to pay registration expenses if the registration request under the investor rights agreement is withdrawn at the request of holders of a majority of the registrable securities, unless the withdrawal is due to discovery of a materially adverse change in our business.

The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

NASDAQ Global Market

We have applied to list our common stock on The NASDAQ Global Market under the symbol “DRTX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding                  shares of our common stock, after giving effect to the issuance of                  shares of our common stock in this offering, assuming no exercise by the underwriters of their over-allotment option and no exercise of options outstanding as of April 30, 2012.

Of the shares to be outstanding immediately after the closing of this offering, we expect that the                  shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of our common stock outstanding after this offering will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, approximately                  shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. Subject to the 180-day lock-up period described below, approximately                  shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-Up Agreements

We and each of our directors and executive officers and certain holders of our outstanding common stock, who collectively own                  shares of our common stock, based on shares outstanding as of April 30, 2012, have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, and subject to extension in specified circumstances, either directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly announce an intention to do the same;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, or publicly announce an intention to do the same; or

•

make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock, or with respect to the filing of any registration statement in connection therewith under the Securities Act.

The lock-up restrictions, specified exceptions and the circumstances under which the lock-up period may be extended are described in more detail under “Underwriters.”

Registration Rights

Subject to the lock-up agreements described above, as of                 , upon the closing of this offering, the holders of an aggregate of 77,197,936 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Stock Options

As of April 30, 2012, we had outstanding options to purchase 14,972,451 shares of our common stock, of which options to purchase 5,608,796 shares were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our 2012 stock incentive plan and our pre-IPO stock incentive plan. See “Executive Compensation—Stock Option and Other Employee Benefit Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities which are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-

U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on disposition of common stock.”

As discussed under “Dividend Policy,” we do not expect to pay cash dividends to holders of our common stock in the foreseeable future. In the event we do pay dividends, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•

we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Legislation affecting certain non-U.S. holders

Legislation enacted in 2010 generally imposes a U.S. federal withholding tax at a rate of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to certain foreign entities (including foreign financial institutions and foreign intermediaries), unless such foreign entity satisfies various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with the entity). Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITERS

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
Wedbush Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Durata Therapeutics, Inc.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. However, among certain other exceptions, it does not apply to the transfer or disposition of shares of our common stock purchased in this offering from the underwriters (other than the reserved shares described above purchased in this offering by an officer or director of the company) or on the open market following this offering. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “DRTX.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, us and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in

Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Durata Therapeutics, Inc. and subsidiary (a development stage company) as of December 31, 2010 and 2011 and for the period from inception (November 4, 2009) to December 31, 2009, the years ended December 31, 2010 and 2011, and the period from inception (November 4, 2009) to December 31, 2011 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement or document.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Durata Therapeutics, Inc.:

We have audited the accompanying consolidated balance sheets of Durata Therapeutics, Inc. and subsidiary (a development stage company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years ended December 31, 2011 and 2010, the period from inception (November 4, 2009) to December 31, 2009, and the period from inception (November 4, 2009) to December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Durata Therapeutics, Inc. and subsidiary (a development stage company) as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010, the period from inception (November 4, 2009) to December 31, 2009, and the period from inception (November 4, 2009) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Short Hills, New Jersey March 21, 2012, except for the fourth and fifth paragraphs of Note 11, which are as of June 21, 2012

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,		March 31, 2012 (unaudited)	Pro forma March 31, 2012 (unaudited)- Note 7
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$2,264,145	$11,485,266	$25,282,991	$25,282,991
Prepaid expenses and other current assets	47,863	996,270	1,355,711	1,355,711
Contingent receivable	3,000,000	—	—	—

Total current assets	5,312,008	12,481,536	26,638,702	26,638,702
Acquired in process research and development	15,292,000	15,292,000	15,292,000	15,292,000
Goodwill	5,811,000	5,811,000	5,811,000	5,811,000
Deferred offering costs	—	—	1,267,856	1,267,856
Other assets	40,280	40,280	47,814	47,814

Total assets	$26,455,288	$33,624,816	$49,057,372	$49,057,372

Liabilities, Redeemable Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$706,261	$1,956,572	$2,976,290	$2,976,290
Accrued expenses	808,712	1,369,249	1,550,721	1,550,721

Total current liabilities	1,514,973	3,325,821	4,527,011	4,527,011

Deferred income taxes	2,510,653	—	—	—
Contingent consideration	14,618,000	18,739,000	19,007,000	19,007,000

Total liabilities	18,643,626	22,064,821	24,534,011	24,534,011

Commitments and contingencies
Redeemable portion—Series A Convertible Preferred Stock, $0.01 par value, 6,000,000 shares issued and outstanding actual December 31, 2010, 2011 and March 31, 2012 (liquidation preference $6,000,000), none pro forma 2012	6,000,000	6,000,000	6,000,000	—
Stockholders’ equity:
Common stock, $0.01 par value; 125,000,000 shares authorized, 250,000 shares issued and outstanding at December 31, 2010 actual, 500,000 issued and outstanding at December 31, 2011 and March 31, 2012, 77,697,936 pro forma March 31, 2012	2,500	5,000	5,000	776,979
Series A Convertible Preferred Stock, $0.01 par value; 86,000,000 shares authorized, 13,197,937 shares issued and outstanding at December 31, 2010 actual (liquidation preference $13,197,937), 49,197,936 shares issued and outstanding at December 31, 2011 (liquidation preference $49,197,936), 71,197,936 shares issued and outstanding at March 31, 2012 (liquidation preference $71,197,936) none pro forma 2012	131,979	491,979	711,979	—
Additional paid in capital	13,405,418	49,824,324	71,825,200	77,765,200
Accumulated deficit during the development stage	(11,728,235)	(44,761,308)	(53,018,818)	(53,018,818)

Total stockholders’ equity	1,811,662	5,559,995	19,523,361	25,523,361

Total liabilities, redeemable preferred stock and stockholders’ equity	$26,455,288	$33,624,816	$49,057,372	$49,057,372

See accompanying notes to consolidated financial statements.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Operations

	Period from inception (November 4, 2009) to December 31, 2009	Year ended December 31,		Period from inception (November 4, 2009) to December 31, 2011	Three-month period ended March 31,		Period from inception (November 4, 2009) to March 31, 2012
		2010	2011		2011	2012
					(unaudited)	(unaudited)	(unaudited)
Operating expenses:
Research and development expenses	$198,313	$4,818,049	$30,132,564	$35,148,926	4,328,802	$6,770,763	$41,919,689
General and administrative expenses	911,969	2,776,775	4,305,518	7,994,262	1,052,000	1,221,196	9,215,458
Acquisition related charges, net	26,000	6,300,000	1,121,000	7,447,000	(2,779,000)	268,000	7,715,000

Operating loss	1,136,282	13,894,824	35,559,082	50,590,188	2,601,802	8,259,959	58,850,147
Interest income	—	(2,524)	(15,356)	(17,880)	(4,539)	(2,449)	(20,329)

Loss before income tax benefit	1,136,282	13,892,300	35,543,726	50,572,308	2,597,263	8,257,510	58,829,818
Income tax benefit	(421,907)	(2,878,440)	(2,510,653)	(5,811,000)	(176,589)	—	(5,811,000)

Net loss	$(714,375)	$(11,013,860)	$(33,033,073)	$(44,761,308)	$(2,420,674)	$(8,257,510)	$(53,018,818)

Net loss attributable to common stockholders	$(714,375)	$(11,013,860)	$(33,030,073)	$(44,761,308)	$(2,420,674)	$(8,257,510)	$(53,018,818)
Net loss attributable to Series A preferred stockholders	—	—	—	—	—	—	—

Net loss	$(714,375)	$(11,013,860)	$(33,030,073)	$(44,761,308)	$(2,420,674)	$(8,257,510)	$(53,018,818)

Net loss per common share—Basic and Diluted	$(16.29)	$(58.74)	$(68.94)		$(5.81)	$(16.52)
Weighted average common shares—Basic and Diluted	43,860	187,500	479,167		416,667	500,000
Unaudited pro forma net loss per common share (note 7):
Net loss per common share—Basic and Diluted			$(0.43)			$(0.11)
Weighted average common shares—Basic and Diluted			77,677,103			77,697,936

See accompanying notes to consolidated financial statements.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity

Period from inception (November 4, 2009) to March 31, 2012

	Common stock		Series A convertible preferred stock(1)		Additional paid in capital	Accumulated deficit during the development stage	Total
	Shares	Amount	Shares	Amount
Balance at inception (November 4, 2009)		$—	—	$—	$—	$—	$—
Vesting of restricted common stock grant	125,000	1,250	—	—	5,000	—	6,250
Issuance of Series A convertible preferred stock	—	—	7,999,992	80,000	7,919,992	—	7,999,992
Stock based compensation expense					1,807		1,807
Net loss	—	—	—	—	—	(714,375)	(714,375)

Balance at December 31, 2009	125,000	1,250	7,999,992	80,000	7,926,799	(714,375)	7,293,674
Vesting of restricted common stock grant	125,000	1,250			5,000		6,250
Issuance of Series A convertible preferred stock	—	—	5,197,945	51,979	5,145,966	—	5,197,945
Stock based compensation expense	—	—	—	—	327,653	—	327,653
Net loss	—	—	—	—	—	(11,013,860)	(11,013,860)

Balance at December 31, 2010	250,000	2,500	13,197,937	131,979	13,405,418	(11,728,235)	1,811,662
Vesting of restricted common stock grant	250,000	2,500			10,000		12,500
Issuance of Series A convertible preferred stock	—	—	35,999,999	360,000	35,639,999	—	35,999,999
Stock based compensation expense	—	—	—	—	768,907	—	768,907
Net loss	—	—	—	—	—	(33,033,073)	(33,033,073)

Balance at December 31, 2011	500,000	5,000	49,197,936	491,979	49,824,324	(44,761,308)	5,559,995
Issuance of Series A convertible preferred stock (unaudited)	—	—	22,000,000	220,000	21,780,000	—	22,000,000
Stock based compensation expense (unaudited)	—	—	—	—	220,876	—	220,876
Net loss (unaudited)	—	—	—	—	—	(8,257,510)	(8,257,510)

Balance at March 31, 2012 (unaudited)	500,000	$5,000	71,197,936	$711,979	$71,825,200	$53,018,818	$19,523,361

(1)	Does not include the 6,000,000 shares of Series A Convertible Preferred Stock that are redeemable upon certain conditions by the holders.

See accompanying notes to consolidated financial statements.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Cash Flows

	Period from inception (November 4, 2009) to December 31, 2009	Year ended December 31,		Period from inception (November 4, 2009) to December 31,	Three- months March 31,		Period from inception (November 4, 20090 to March 31, 2012
		2010	2011	2011	2011	2012
					(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(714,375)	$(11,013,860)	$(33,033,073)	$(44,761,308)	(2,420,674)	$(8,257,510)	(53,018,818)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense	8,057	333,903	781,407	1,123,367	216,892	220,876	1,344,243
Acquisition related charges, net	26,000	6,300,000	1,121,000	7,447,000	(2,779,000)	268,000	7,715,000
Deferred income taxes	(421,907)	(2,878,440)	(2,510,653)	(5,811,000)	(176,589)	—	(5,811,000)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(45,213)	(2,650)	(948,407)	(996,270)	13,053	366,974	1,363,244
Contingent receivable	—	—	5,421,000	5,421,000	5,421,000	—	5,421,000
Accounts payable	5,556	700,705	1,250,311	1,956,572	1,465,440	1,019,717	2,976,290
Accrued expenses	767,387	41,325	560,537	1,369,249	(289,513)	181,471	1,550,720

Net cash provided by (used in) operating activities	(374,495)	(6,519,017)	(27,357,878)	(34,251,390)	1,450,609	(6,934,419)	(41,185,809)

Cash flows from investing activities:
Acquisition of in process research and development	(10,000,000)	—	—	(10,000,000)	—	—	(10,000,000)
Other assets	—	(40,280)	—	(40,280)	—	—	(40,280)

Net cash used in investing activities	(10,000,000)	(40,280)	—	(10,040,280)	—	—	(10,040,280)

Cash flows from financing activities:
Proceeds from issuance of Series A Convertible Preferred Stock	13,999,992	5,197,945	35,999,999	55,197,936	13,999,999	22,000,000	77,197,936
Proceeds from receipt of contingent receivable	—	—	579,000	579,000	579,000	—	579,000
Payments for offering costs	—	—	—	—	—	(1,267,856)	(1,267,856)

Net cash provided by financing activities	13,999,992	5,197,945	36,578,999	55,776,936	14,578,999	20,732,144	76,509,080

Net increase (decrease) in cash	3,625,497	(1,361,352)	9,221,121	11,485,266	16,029,608	13,797,725	25,282,991
Cash and cash equivalents, beginning of year and period	—	3,625,497	2,264,145	—	2,264,145	11,485,266	—

Cash and cash equivalents, end of year and period	$3,625,497	$2,264,145	$11,485,266	$11,485,266	$18,293,753	$25,282,991	$25,282,991

See accompanying notes to consolidated financial statements.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

(1)	Nature of Business, Organization and Liquidity

Durata Therapeutics, Inc. and subsidiary (a development stage company) (the Company) is a Delaware corporation and has its principal place of business in Morristown, New Jersey. The Company is a pharmaceutical company focused on the development and commercialization of novel therapeutics for patients with infectious diseases and acute illnesses. The Company was incorporated on November 4, 2009. In December 2009, the Company entered into an agreement to acquire Vicuron Pharmaceuticals Inc. (Vicuron) (see note 3).

To date, the Company has not generated any revenues and has financed its operations primarily through private placements of its preferred stock. The Company anticipates that its expenses will increase substantially in connection with completing its ongoing Phase 3 clinical trials of its lead product candidate, dalbavancin, for the treatment of patients with acute bacterial skin and skin structure infections (abSSSI) and seeking marketing approval for dalbavancin. The Company had a net loss of $33,389,671 for the year ended December 31, 2011 and had a deficit accumulated during the development stage of $44,761,308, from inception until December 31, 2011.

The Company’s preferred stockholders have committed to fund, in the aggregate, purchases of approximately 99,000,000 shares of the Company’s Series A Convertible Preferred Stock at a purchase price of $1.00 per share. The Company had received $55,197,936 of this amount as of December 31, 2011. The Company received an additional $22,000,000 in March 2012. The remaining $21,802,064 will be available until the closing of a contemplated qualified initial public offering (QIPO) which would raise additional cash. Including the fulfillment of the remaining equity commitments (exclusive of the QIPO), the Company estimates that it has sufficient funding to sustain its operations through at least mid-2013. The Company does believe it has other financing alternatives available to fund additional activities until its operations generate adequate operating cash flows, which include both public and additional private equity sales. The Company also has limited fixed commitments for uses of cash and has the intent and ability, if necessary, to delay or eliminate expenditures until adequate funding is available.

The commitment from the Company’s preferred stockholders is expected, at present, to fund clinical trials and submission of dalbavancin to the appropriate regulatory agencies. However, as the Company faces development risks and the launch is conditional on regulatory approvals, no assurances can be given that the Company will be successful in the development of dalbavancin, including obtaining acceptable results in current and prospective clinical trials, and that commercial sales of this product candidate, if approved, in future periods will be achieved in the estimated timeframe of 2014.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation, Principles of Consolidation and Unaudited Interim Results

The consolidated financial statements of the Company are prepared on the accrual basis of accounting. All intercompany accounts and transactions have been eliminated. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. The Company is subject to certain risks and uncertainties related to product development, regulatory approval, market acceptance, scope of patent and proprietary rights, competition, technological change and product liability.

The accompanying balance sheet as of March 31, 2012, the statements of operations and cash flows for the three month periods ended March 31, 2011 and 2012 and the statements of changes in stockholders’ equity for the three month period ended March 31, 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and in the opinion

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

of management reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the periods presented. The financial data and other information disclosed in these notes to consolidated financial statements related to the three month periods ended March 31, 2011 and 2012 and any 2012 subsequent activities are unaudited. The results for the three month period ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other interim period or for any other future year.

(b)	Development Stage Company

The Company’s primary activities since inception have been organizing and staffing the Company, business planning, raising capital and acquiring and developing dalbavancin. Accordingly, the Company is considered to be in the “development stage” and has prepared the accompanying consolidated financial statements in accordance with the provisions of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) No. 915, Accounting for Development Stage Entities.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash resources principally in money market funds.

(d)	Financial Instruments

Certain financial instruments reflected in the consolidated balance sheets (for example, cash equivalents, accounts payable, and certain other liabilities) are recorded at cost, which approximates fair value due to their short-term nature. The contingent consideration receivable and contingent liability are maintained at fair value.

(e)	Other Intangible Assets

Acquired in-process research and development intangible assets represent the right to develop, use, sell or offer for sale intellectual property that the Company has acquired with respect to processes that have not been completed. These assets are required to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until their processes are completed and the Company receives regulatory approval from a major market to allow for the commencement of commercial marketing activities. At that time, the Company will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.

If the associated research and development effort is abandoned, the related assets likely will be written-off and the Company will record a non-cash impairment loss on its consolidated statement of operations. Acquired in-process research and development assets which are determined to have had a decrease in fair value are adjusted to fair value with an impairment charge. Such assets are tested at least annually or when a triggering event occurs that could indicate a potential impairment. Intangible

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

assets with definite useful lives will be amortized to their estimated residual values over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of finite lived intangible assets is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the assets exceed their estimated future undiscounted net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceed the fair value of the assets.

(f)	Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination accounted for by the acquisition method of accounting and is not amortized, but subject to impairment testing at least annually or when a triggering event occurs that could indicate a potential impairment. The Company tests its goodwill annually for impairment each December 31 using Accounting Standards Update (ASU) 2011-08, which allows a company the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity is no longer required to calculate the fair value of its reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. There was no impairment of the Company’s goodwill or in process research and development (IPR&D) as a result of impairment tests as of December 31, 2009, 2010 or 2011.

(g)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(h)	Research and Development Costs

Research and development costs are expensed as incurred and are primarily comprised of the following types of costs incurred in performing research and development activities:

•	employee-related expenses, including salaries, benefits, travel and share-based compensation expense;

•

external research and development expenses incurred under arrangements with third parties, such as contract research organizations (CROs), manufacturing organizations and consultants, including our scientific advisory board; and

•	facilities and laboratory and other supplies.

(i)	Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. A valuation allowance is provided

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained.

(j)	Share-Based Compensation

The Company utilizes share-based compensation in the form of stock options and restricted stock. Compensation expense is recognized in the consolidated statements of operations based on the estimated fair value of the shares at grant date. Compensation cost to be recognized reflects an estimate of the number of shares expected to vest after taking into consideration an estimate of forfeiture. The fair values of stock option grants are estimated as of the date of grant using Black-Scholes option valuation model. The fair values of option grants are based on the estimated fair value of the Company’s common stock on the date of grant.

(k)	Concentrations

The Company maintains cash and cash equivalent balances with financial institutions which, at times, may exceed insurance limits established by the Federal Deposit Insurance Corporation. Management does not consider this to be a significant risk due to the long-standing reputation of these financial institutions.

The Company has entered into agreements with a contract manufacturer to manufacture clinical and future commercial supplies of dalbavancin. The loss of this supplier could have a material adverse effect upon the Company’s operations.

(3)	Acquisitions

In December 2009, the Company acquired all of the outstanding shares of capital stock of Vicuron from Pfizer Inc. (Pfizer) pursuant to a stock purchase agreement (Pfizer Agreement). The Company paid total upfront consideration of $10,000,000 for the shares of Vicuron and the dalbavancin inventory to be used in research. In addition, upon the successful clinical development, regulatory approval and first commercial sale of dalbavancin, in the United States or one of five major European markets, the Company is required to pay Pfizer an additional milestone payment of $25,000,000. However, at its sole discretion, the Company may elect to defer the milestone payment for a period of up to five years if it delivers to Pfizer a promissory note for the full amount of such milestone payment. Interest on the outstanding principal amount of the promissory note will accrue at a rate of 10% per annum, compounded annually. The Pfizer Agreement also included a clause allowing for a refund of $6,000,000 of the initial $10,000,000 purchase price if the Company provided documentation that supported the position that marketing approval for dalbavancin required more than one new Phase 3 clinical trial. The transaction has been accounted for as an acquisition of a business and, accordingly, under the acquisition method of accounting, the purchase price was determined using cash paid and the estimated fair values for the two contingent aspects of the consideration using probability factors and assessments as of the acquisition date. As the principal asset acquired was a right to develop, manufacture and sell dalbavancin, that fair value was considered to represent IPR&D. Such value was capitalized at the acquisition date.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

The table below lists the fair value of the consideration transferred in the Pfizer Agreement:

Fair value at acquisition date
Cash paid	$10,000,000
Contingent obligation	5,871,000
Contingent receivable	(579,000)

$15,292,000

Management completed an assessment of the probability of the successful clinical development, regulatory approval and commercial sale of dalbavancin in future periods and determined that a liability of $5,871,000 should be recorded at December 11, 2009 to reflect fair value of the contingent consideration. The Company has classified this liability as noncurrent in the accompanying consolidated balance sheets, as payment is not expected to occur until at least 2014. The Company also recorded the fair value of the contingent receivable of $579,000 at December 11, 2009 based on the probability of payout. Subsequent to the acquisition date, the Company has measured the contingent consideration arrangements at fair value for each period with changes in fair value recognized in the Company’s statement of operations. Changes in fair value reflect new information about the related IPR&D asset and its progress toward approval, and the passage of time reflecting accretion based on an estimated risk-free rate of interest, and therefore ultimately the probability of achieving regulatory approval for the product candidate. Separately, the possibility of receiving the $6,000,000 contingent receivable was also reassessed as development efforts continued. In the absence of new information on development costs and probability of success, changes in fair value during those periods reflect only the passage of time.

The purchase price allocation resulted in the following amounts being allocated to the assets and liabilities assumed at the acquisition date based upon their respected fair values summarized below:

December 11, 2009
IPR&D asset	$15,292,000
Deferred tax liability	(5,811,000)
Goodwill	5,811,000

Total consideration transferred	$15,292,000

The fair value of the IPR&D asset was estimated using expected future cash flows for dalbavancin, which has not yet received regulatory approval and has no alternative future use. The fair value was based on key assumptions, such as estimates of sales and operating profits related to the product candidate (considering the stage of development), the probability of achieving ultimate approval, the time and resources needed to complete the regulatory approval process for the product candidate and the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in obtaining regulatory approvals. In determining the fair value of the IPR&D acquired related to dalbavancin, the Company used the following assumptions:

•	The expected product approval date was early 2014 with product launch occurring later in 2014. The first year of significant cash inflows was 2015.

•

The Company’s estimate of pricing and costs of product sales at the date of the acquisition was based upon information available at that time. The expected costs of products was based on typical contract

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

manufacturing costs with an expectation of higher costs earlier in the product life cycle and then decreasing and stabilizing costs in subsequent years. The product sales data was based on the Company’s knowledge of a competitor’s product sales increases and its view of the market for the product as best it understood it at the time.

•	The Company applied a 30% probability of regulatory approval and subsequent commercial launch and a 20% discount rate to the projected cash flows.

The IPR&D asset will not be amortized until approval is achieved.

The Company does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the Company’s acquisition is not amortized, but is subject to review for impairment annually.

In September 2008, Pfizer globally withdrew all marketing applications while it considered conducting a second pivotal trial for the treatment of complicated skin and skin structure infections in adults. As of December 11, 2009, Vicuron became a wholly owned subsidiary of the Company with minimal operations. Management believes Vicuron had no substantive operations in 2009 prior to the Company’s acquisition of Vicuron from Pfizer in December 2009.

At December 31, 2010 and 2011, the balance of the contingent liability consideration, which reflects the fair value of the contingent milestone payment, was $14,618,000 and $18,739,000, respectively. As of December 31, 2010, the fair value of the contingent receivable was determined to be $3,000,000. The Company received the $6,000,000 contingent receivable in March 2011. The Company’s contingent consideration is based on Level 3 inputs within the fair value hierarchy. Fair values determined based on Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. The underlying probability of payment of the contingent liability was 30%, 70% and 80% as of December 31, 2009, 2010, and 2011, respectively. The probability of receipt of the contingent receivable was 10% and 50% as of December 31, 2009 and 2010, respectively. At March 31, 2012, the underlying probability of payment of the contingent liability remained at 80% and the fair value of the liability totalled $19,007,000.

(4)	Marketing Rights Agreement

In 2010, the Company acquired from RaQualia Pharma Inc. (RaQualia) rights to commercialize dalbavancin in Japan, which Pfizer had previously granted to RaQualia pursuant to a marketing rights agreement. The Company paid upfront consideration of $350,000 for the termination of the marketing rights agreement. This payment was expensed as research and development in the accompanying 2010 consolidated statement of operations. Following the first receipt of the first regulatory approval for dalbavancin in Japan, the Company is obligated to pay RaQualia an additional milestone payment of $2,000,000. The costs associated with this payment, if made, will be amortized over the ten-year period of the agreement. The Company also agreed to pay RaQualia high single digit royalties of net sales of dalbavancin in Japan until the later of the tenth anniversary of the first commercial sale of dalbavancin in Japan and the last expiration of all patents owned by the Company or Vicuron as of December 2010 that cover the sale of dalbavancin in Japan.

(5)	Stockholders’ Equity and Stock Compensation

(a)	Common Stock

In December 2009, the Company issued 500,000 shares of restricted common stock to an officer in return for services to be rendered over the effective vesting period. This award fully vested in January 2011. The common stock has voting, dividend, and liquidation rights, which are subject to, and

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

qualified by, the rights, powers, and preferences of the holders of the Series A Convertible Preferred Stock. The fair value of the 500,000 shares of restricted common stock was expensed over the vesting period. The estimated fair value per share used for the grant of 500,000 shares of restricted common stock was $0.05 ($25,000 of compensation expense) and was based on a valuation of the Company’s common stock as of December 31, 2009 in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid). Based on the valuation methodology selection criteria set forth in the Practice Aid, with a focus on the early stage of the development the Company, including the status of its development efforts, very limited operations and the fact that it had an incomplete management team, as of December 31, 2009, the Company determined that an asset-based approach was the most appropriate method to use to determine the enterprise value of the Company. The Company then allocated the enterprise value using the current value method.

(b)	Series A Convertible Preferred Stock

Since inception, the Company has issued and sold an aggregate of 55,197,936 shares of its Series A Convertible Preferred Stock that resulted in the Company receiving cash proceeds through December 31, 2011 of $55,197,936. In addition, in March 2012, the Company received an additional $22,000,000 from the sale of an additional 22,000,000 shares of Series A Convertible Preferred Stock. The proceeds were, and will be used for, research and development and general working capital.

The Series A Convertible Preferred Stock provides the holder with preferences in distributions, registration of shares (in the event of certain occurrences), voting rights, board representation and conversion features (into common shares) over those afforded to prospective common stock holders. The Series A Convertible Preferred Stock carries a noncumulative, nonaccruing $0.08 dividend per annum. However, the Board of Directors has not declared any dividends through December 31, 2011.

At any time and upon election in writing of a majority of holders of the outstanding shares of preferred stock (at least 75% of the then outstanding shares of such series) such holders may redeem up to 6,000,000 shares, on a pro rata basis to the total preferred shares outstanding, of Series A Convertible Preferred Stock, out of funds legally available therefor. The Company will effect such redemption by paying in cash in exchange for such Series A Convertible Preferred Stock the original issue price of such Series A Convertible Preferred Stock. As a result of this redemption clause, 6,000,000 shares of the Series A Convertible Preferred Stock, with a $6,000,000 value, is presented on the accompanying consolidated balance sheets outside of stockholders equity. All declared but unpaid dividends shall be paid concurrently with any redemption.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series A Convertible Preferred Stock holders would be entitled to be paid out an amount equal to $1 per existing share of Series A Convertible Preferred Stock before any payments to holders of common stock. If the Company does not have sufficient funds to pay the Series A Convertible Preferred Stock holders the full $1 per preferred share, then funds shall be distributed ratably in proportion to their respective ownership.

The holders of the Series A Convertible Preferred Stock are also entitled to conversion rights into common stock of the Company upon the option of the holders or a mandatory conversion, which would include a QIPO or a qualified financing agreement with a third party. Each share of Series A Convertible Preferred Stock shall be converted, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into the number of shares of common stock which results from dividing the original issue price for the Series A Convertible Preferred Stock by the conversion price for the Series A Convertible Preferred Stock that is

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

in effect at the time of conversion (the conversion price). The initial conversion price of Series A Convertible Preferred Stock is the original issue price for the Series A Convertible Preferred Stock. The conversion price would be adjusted in the event the Company issues shares for consideration less than the original issue price of the Series A Convertible Preferred Stock. There have been no changes to the conversion price as of December 31, 2011, or through March 31, 2012. Upon the occurrence of certain events of the Company (the mandatory conversion), the shares of Series A Convertible Preferred Stock then outstanding would automatically convert into common stock at the effective conversion rate at that time.

(c)	Stock Incentive Plan

The Company has a stock incentive plan (the Incentive Plan) that provides for the granting of stock options and other stock awards of the Company to employees and consultants. General awards under the Incentive Plan consist of a specified number of options awarded to an employee or consultant subject to the satisfaction of various vesting conditions determined and specified by the Company at the time of the award. The Company has reserved 14,500,000 common shares for issuance upon exercise of options and contingent awards. In 2009, 2010, 2011 and for the three month period ended March 31, 2012, the Company awarded 3,000,000, 7,450,000, 1,475,000 and 1,150,000 options, respectively, under the Incentive Plan. Options, subject to certain restrictions, may be exercisable for a defined period of time from the date of the grant after full vesting occurs.

Upon termination of employment any unvested options are immediately cancelled and available for future grant, while vested options are exercisable for a defined period. The vesting period for awards is to be established by the Company in its discretion on the date of grant. The outstanding option grants at December 31, 2011 and March 31, 2012 have a term of 10 years and generally vest over periods up to 4 years.

Activity with respect to options was as follows:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Outstanding balance, at inception and through December 31, 2009	3,000,000	$0.12	9.38
Granted	7,450,000	0.12	9.38
Forfeited or expired	—	—	—

Outstanding balance, December 31, 2010	10,450,000	0.12	9.38
Granted	1,475,000	0.21	9.90
Forfeited or expired	—	—	—

Outstanding balance, December 31, 2011	11,925,000	$0.13	8.52
Granted	1,150,000	$0.26	9.91
Forfeited or expired	—	—	—

Outstanding balance, March 31, 2012	13,075,000	0.14	8.54

In May 2012, 225,000 options were exercised resulting in $41,000 of proceeds to the Company.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

The following table summarizes additional information regarding options outstanding and exercisable at December 31, 2011:

	Options outstanding			Options exercisable
	Number of options outstanding at year end	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable at year end	Weighted average exercise price
Exercise price:
$0.12	10,450,000	9.1	$0.12	4,210,416	$0.12
0.21	1,475,000	9.9	0.21	—	0.21

	11,925,000			4,210,416

The options granted contain certain restrictions on the holders ability to exercise the award including limitations as to the number of options exercisable that is determined based on the level of funding received from the original Series A Convertible Preferred Stock investors. For purposes of the exercisability awards in the table above these restrictions are determined to be non-substantive due to the Company’s expectations of future funding by the preferred holders.

At December 31, 2011, there were 2,575,000 shares reserved for future option grants under the Incentive Plan. On February 28, 2012, the Company granted options to purchase 1,150,000 shares of common stock under the Incentive Plan. The options were granted at an exercise price of $0.26. In April 2012, the Company granted options to purchase 1,717,451 shares of common stock under the Incentive Plan at an exercise price of $1.25 per share.

The weighted-average grant date fair value of the stock options granted during the period of inception (November 4, 2009) to December 31, 2009 and for the years ended December 31, 2010 and 2011 and was $0.03 per share, $0.35 per share and $0.33 per share, respectively. The Company estimated the fair value of options granted using a Black-Scholes option pricing model with the following assumptions:

	2009	2010	2011	March 31, 2012
Risk-free interest rate	3%	2.25% –3%	2.25%	2.25%
Expected volatility	85%	80 – 85%	80%	80%
Expected term (years)	7	7	7	7
Expected dividend yield	0%	0%	0%	0%

Because the Company is privately-held and has limited operating history, the expected volatility is based on the median historic volatility for a representative group of companies. The Company used the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees due to the Company’s limited operating history. The risk-free interest rate is based on the implied yield on U.S. Treasury zero coupon bonds for periods commensurate with the expected term of the options. The dividend yield on the Company’s common stock is estimated to be zero based on the fact that the Company has not paid and does not intend to pay dividends during the expected term of its stock options. Share-based compensation expense for stock options granted to employees and directors is based on the estimated grant date fair value of options recognized ratably over the requisite service period, which is the vesting period of the award. Compensation expense for options granted to non-employees is based on the fair value of options, which are revalued each reporting period as the stock options vest and are

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

recognized as expense over the service period. The level of forfeitures expected to occur was estimated based on data from a representative group of companies with similar characteristics to us.

Share-based compensation expense related to these options totaled $1,807, $327,653, $768,907 and $220,876 for the period from inception (November 4, 2009) to December 31, 2009, for the years ended December 31, 2010 and 2011 and for the three month period ended March 31, 2012, respectively, which is included in research and development and general and administrative expenses in the accompanying consolidated statements of operations. The share-based compensation cost related to nonvested awards not yet recognized totals $2,000,400 at December 31, 2011 and $3,006,212 at March 31, 2012. Such amount will be recognized over the remaining vesting period.

(6)	Net Loss Per Share

Net loss per share is determined in accordance with the two-class method. This method is used for computing basic net loss per share when companies have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. Under the two-class method, net loss is allocated between common shares and other participating securities based on their participating rights in both distributed and undistributed earnings. The Company’s Series A Convertible Preferred Stock are participating securities, since the stockholders are entitled to share in dividends declared by the board of directors with the common stock based on their equivalent common shares.

Basic net loss per share is computed by dividing net loss available (attributable) to common stockholders by the weighted average number of shares of common stock outstanding during the period. Because the holders of the participating preferred stock are not contractually required to share in the Company’s losses, in applying the two-class method to compute basic net loss per common share, no allocation to preferred stock was made for the period from November 4, 2009 to December 31, 2009, for the years ended December 31, 2010 and 2011 and for the three month periods ended March 31, 2011 and 2012. Potential common shares in the diluted net loss per share computation are excluded as they would be anti-dilutive.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as of December 31, 2009, 2010, and 2011, and March 31, 2011 and 2012, as they would be anti-dilutive.

	December 31,			March 31,
	2009	2010	2011	2011	2012
Convertible preferred stock	13,999,992	19,197,937	55,197,936	69,197,935	77,197,936
Stock options and restricted stock	3,375,000	10,700,000	11,925,000	11,825,000	13,075,000

Total	17,374,992	29,897,937	67,122,936	81,022,935	90,272,936

(7)	Unaudited Pro Forma Balance Sheet and Net Loss Per Share

In the event of a QIPO, the Series A Convertible Preferred Stock will convert into common stock on a one-to-one basis. The unaudited pro forma balance sheet data give effect to:

•

the Company’s issuance and sale in March 2012 of an aggregate of 22,000,000 shares (the March 2012 shares) of its Series A Convertible Preferred Stock at a price per share of $1.00 for an aggregate purchase price of $22,000,000; and

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

•

the automatic conversion of all outstanding shares of the Company’s Series A Convertible Preferred Stock, including the shares of the Company’s Series A Convertible Preferred Stock that were issued and sold in March 2012, into an aggregate of 77,197,936 shares of its common stock upon the closing of a QIPO.

The unaudited pro forma basic and diluted weighted average number of shares outstanding for the year ended December 31, 2011 and for the three month period ended March 31, 2012 reflect the conversion of all outstanding shares of Series A Convertible Preferred Stock (including the March 2012 shares) as if the conversion had taken place on January 1, 2011.

The following table shows the unaudited pro forma effects on the basic and diluted net loss per share for the year ended December 31, 2011 and for the three month period ended March 31, 2012 as if the conversion occurred on January 1, 2011:

	Year ended December 31, 2011	Three month period ended March 31, 2012
Numerator:
Net Loss	$(33,033,073)	$(8,257,510)
Denominator:
Weighted average shares of common stock outstanding	479,167	500,000
Shares issued upon conversion of Series A Convertible Preferred Stock	77,197,936	77,197,936

Pro forma weighted average shares of common stock outstanding—Basic and diluted	77,677,103	77,697,936
Pro Forma Net Loss per share—Basic and Diluted	$(0.43)	$(0.11)

Excluded from the computation of pro forma diluted net income per common share for the year ended December 31, 2011 and for the three month period ended March 31, 2012 were options to purchase 11,925,000 and 13,075,000 shares, respectively, of common stock because including them would have had an anti-dilutive effect.

(8)	Accrued Expenses

Accrued expenses principally includes clinical trial costs not yet billed at December 31, 2010 and 2011 and March 31, 2012.

(9)	Income Taxes

The Company has recorded an income tax benefit for the period from inception (November 4, 2009) to December 31, 2009 and for the years ended December 31, 2010 and 2011 of $421,907, $3,170,402, and $2,878,440, respectively. Such benefit is all related to the U.S. operations of the Company and includes Federal taxes at 34% and estimated state and local taxes. State and local taxes are estimated at 4%, which is shown net of a federal tax benefit. Amounts recorded in acquisition related charges, net on the accompanying consolidated statements of operations are treated as permanent items for purpose of the income tax provision and therefore added back to come up with taxable loss for the year.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

The following is a reconciliation between the effective tax rate and the federal statutory rate:

	2009	2010	2011
Federal statutory rate	34%	34%	34%
States taxes, net of federal benefit	4%	4%	4%
Permanent items—change in contingent consideration	(1)%	(11)%	(1)%
Valuation allowance	—	—	(30)%

	37%	26%	7%

The deferred tax assets are comprised of net operating loss carryforwards of $3,170,402 and $15,952,338 and stock compensation awards of $129,945 and $426,880 as of December 31, 2010 and 2011, respectively.

A deferred tax liability of $5,811,000 recorded upon the closing of the Pfizer Agreement on the value of the acquired IPR&D allows certain deferred tax assets to be recognized up to this amount. The deferred tax assets were generated principally from net operating losses incurred. Once the deferred tax liability was fully offset, the Company has recorded a valuation allowance for the additional assets generated, which occurred in 2011. As such, there was no income tax benefit recorded for the three month period ended March 31, 2012. Based on an assessment of all available evidence, including historical results of operations and the inherent uncertainties related in the Company’s ability to develop dalbavancin, generate taxable income in future periods, management has concluded, at present, that the realization of these additional deferred tax assets cannot be considered more likely than not. Accordingly, a valuation allowance has been established against the additional deferred tax assets of $13,511,645 at March 31, 2012 and $10,561,464 at December 31, 2011. No valuation allowance was recorded in 2009 or 2010. As of March 31, 2012 and December 31, 2011, the Company has Federal net operating loss carryforwards and State net operating loss carryforwards of $48,953,373 and $41,189,738, respectively, which begin to expire in 2029 and 2017, respectively.

The Company had no unrecognized tax benefits for the period from inception through March 31, 2012. There are no tax related interest and penalties included in the accompanying consolidated financial statements. The Company files U.S. tax returns and various state tax returns.

(10)	Commitments and Contingencies

(a)	Employment Agreements

The Company has employment agreements with certain employees which require the funding of a specified level of payments, if certain events (such as a change in control) or termination without cause occur.

(b)	Consulting and Other Business Arrangements

In the course of normal business operations, the Company has agreements with contract service providers to assist in the performance of its research and development and manufacturing activities. The Company can elect to discontinue the work under these agreements at any time. The Company could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require up front payments and even long-term commitments of cash.

The Company has entered into a development and supply agreement with Hospira Worldwide, Inc., or Hospira, for its fill and finish services. Under this agreement, Hospira is required to supply and the Company is required to purchase a specified percentage of its commercial requirements of dalbavancin.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

The Company is also required to pay Hospira aggregate development fees of approximately $1,700,000 based on the occurrence of specified milestone events. Through December 31, 2011, the Company has paid $696,000 of this amount. The agreement expires five years after the first commercial sale of dalbavancin, subject to an automatic renewal for an indefinite period.

(c)	Leasing Arrangements

The Company leases office space under a non-cancelable operating lease agreement expiring on December 31, 2012. As of December 31, 2011, the future minimum payments for years ending December 31, 2012 amount to $241,680.

(d)	Contingencies

From time to time, the Company may be involved in various legal actions arising out of the ordinary conduct of business. In the opinion of management, the ultimate disposition of such actions will not materially affect the Company’s consolidated financial position, results of operations or cash flows.

(11)	Subsequent Events

On April 24, 2012, the Company’s board of directors and stockholders approved an amendment to the Company’s Incentive Plan to increase the number of shares reserved for issuance under the Incentive Plan from 15,000,000 to 17,000,000.

On April 24, 2012, the Company’s board of directors and stockholders approved the Company’s 2012 Stock Incentive Plan (2012 Plan). The 2012 Plan becomes effective immediately prior to the closing of the Company’s initial public offering. Upon effectiveness of the plan, the number of shares of the Company’s common stock that will be reserved for issuance under the 2012 Plan will be the sum of (1) 6,150,000 shares plus (2) the number of shares (up to 17,000,000 shares) equal to the sum of the number of shares of the Company’s common stock then available for issuance under the Company’s Incentive Plan and the number of shares of its common stock subject to outstanding awards under its Incentive Plan, that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right plus (3) an annual increase, to be added on the first day of fiscal year 2014 and each subsequent anniversary until the expiration of the 2012 Plan, equal to the lowest of 3,500,000 shares of the Company’s common stock, 2.75% of the number of shares of the Company’s common stock outstanding on the first day of the fiscal year and an amount determined by the Company’s board of directors.

On April 24, 2012, the Company’s stockholders approved a reduction in the per share price in a QIPO required for the automatic conversion of the Series A Convertible Preferred Stock into common stock.

In June 2012, the Company entered into a supply agreement with Gnosis Bioresearch srl., or Gnosis, to supply it with the drug substance for dalbavancin in the form of injectable grade powder. Under this agreement, Gnosis is required to manufacture and supply and the Company is required to purchase specified minimum annual purchase volumes of drug substance at specified prices. Gnosis has agreed to produce a specified percentage of the Company’s worldwide demand for drug substance. The Company currently has purchase commitments of approximately $21.5 million associated with the first three years of the initial five-year term of the agreement. The Company has agreed with Gnosis to define its purchase commitments for the subsequent two years of the initial term by a date specified in the agreement. The agreement expires on June 12, 2017, subject to automatic renewal for successive two-year periods.

DURATA THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to the Consolidated Financial Statements

In June 2012, the Company formed a wholly-owned foreign subsidiary to which the Company transferred the worldwide economic rights to dalbavancin. The Company expects this transaction to fully utilize all of its available federal and state net operating loss carryforwards and result in cash tax payments in the United States during 2012 estimated to be approximately $4.7 million. In accordance with ASC 810-10-45-8, the Company expects to record this payment as a deferred charge in other assets in the Company’s consolidated balance sheet and amortize it as a component of income tax expense in consolidated statements of operations over the estimated life of the intellectual property, beginning on the date of approval for commercial sale in a major worldwide market.

The Company has evaluated subsequent events occurring after the balance sheet date through the date of May 18, 2012 which is the date the financial statements were issued. Based on the evaluation, the Company has determined there were no other subsequent events in addition to what has already been described in these footnotes.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

RBC Capital Markets

Wedbush PacGrow Life Sciences

                    , 2012

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount
Securities and Exchange Commission registration fee		$9,885
Financial Industry Regulatory Authority, Inc. filing fee		9,125
NASDAQ listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by us within the past three years that were not registered under the Securities Act, as amended. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuances of Securities

In March 2012, we issued and sold an aggregate of 22,000,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $22,000,000.

In August 2011, we issued and sold an aggregate of 22,000,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $22,000,000.

In January 2011, we issued and sold an aggregate of 13,999,999 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $13,999,999.

In November 2010, we issued and sold an aggregate of 115,592 shares of our series A preferred stock to our executive officers at a price per share of $1.00 for an aggregate purchase price of $115,592.

In July 2010, we issued and sold an aggregate of 5,000,000 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $5,000,000.

In May 2010, we issued and sold an aggregate of 82,353 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $82,353.

In December 2009, we issued and sold an aggregate of 13,999,992 shares of our series A preferred stock at a price per share of $1.00 for an aggregate purchase price of $13,999,992.

In December 2009, we issued 500,000 restricted shares of our common stock at a purchase price of $0.01 per share.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option Grants

Since inception, we have issued to certain employees, directors and consultants options to purchase an aggregate of 15,107,451 shares of common stock as of April 30, 2012, of which, as of April 30, 2012, no options to purchase shares of common stock had been exercised, options to purchase 135,000 shares had been forfeited and options to purchase 14,972,451 shares of common stock remained outstanding at a weighted-average exercise price of $0.28 per share.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morristown, State of New Jersey, on this 22nd day of June, 2012.

DURATA THERAPEUTICS, INC.

By:	/S/ PAUL R. EDICK
Paul R. Edick
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/S/ PAUL R. EDICK Paul R. Edick	Chief Executive Officer and Director (Principal Executive Officer)	June 22, 2012

/S/ COREY N. FISHMAN Corey N. Fishman	Chief Operating Officer (Principal Financial and Accounting Officer)	June 22, 2012

* Nicole Vitullo	Director	June 22, 2012

* Ronald M. Hunt	Director	June 22, 2012

* Dov A. Goldstein, M.D.	Director	June 22, 2012

* James I. Healy, M.D., Ph.D.	Director	June 22, 2012

* Brenton K. Ahrens	Director	June 22, 2012

* George F. Horner III	Director	June 22, 2012

* Richard U. De Schutter	Director	June 22, 2012

* Kevin C. O’Boyle	Director	June 22, 2012

*By:	/S/ PAUL R. EDICK
Paul R. Edick, Attorney-in-Fact

Exhibit Index

Exhibit Number	Description of Exhibit

1.1**	Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as amended

3.2*	By-laws of the Registrant

3.3*	Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)

4.1	Specimen Stock Certificate evidencing the shares of common stock

5.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1*	Stock Incentive Plan, as amended

10.2*	Form of Stock Option Agreement under the Stock Incentive Plan

10.3*	2012 Stock Incentive Plan

10.4	Form of Incentive Stock Option Agreement under the 2012 Stock Incentive Plan

10.5	Form of Nonstatutory Stock Option Agreement under the 2012 Stock Incentive Plan

10.6*	Investor Rights Agreement, dated December 11, 2009

10.7*	Office Services Agreement, dated December 10, 2010, between the Registrant and Chartwell Consulting Group, Inc. t/a SymphonySuites, as amended

†10.8	Stock Purchase Agreement, dated as of December 11, 2009, between the Registrant and Pfizer Inc.

†10.9*	Rights Transfer Agreement, dated as of December 14, 2010, between the Registrant, Vicuron Pharmaceuticals Inc., and RaQualia Pharma Inc.

†10.10*	Development and Supply Agreement, dated as of December 21, 2010, between the Registrant and Hospira Worldwide, Inc.

10.11	Employment Agreement, between the Registrant and Paul R. Edick.

10.12	Employment Agreement, between the Registrant and Corey N. Fishman.

10.13	Employment Agreement, between the Registrant and Michael W. Dunne.

10.14	Employment Agreement, between the Registrant and John Shannon.

10.15*	Form of Indemnification Agreement for Directors and Officers

10.16*	Director Compensation Policy

†10.17	Supply Agreement, dated as of June 12, 2012, between the Registrant and Gnosis Bioresearch srl.

21.1	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

24.2*	Power of Attorney for Richard U. De Schutter

24.3*	Power of Attorney for Kevin C. O’Boyle

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.